   As filed with the Securities and Exchange Commission on September 29, 1999

                                                     REGISTRATION NO.

- ------------------------------------------------------------------------------
- ------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                    FORM S-2
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933         [X]
                                 --------------
                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)


             DELAWARE                           04-2461439
 (STATE OR OTHER JURISDICTION OF             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)           IDENTIFICATION NO.)


       ONE SUN LIFE EXECUTIVE PARK, WELLESLEY HILLS, MASSACHUSETTS 02481
                                 (781) 237-6030
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                                             COPIES TO:
  EDWARD M. SHEA, ASSISTANT VICE PRESIDENT                JOAN BOROS, ESQ.
            AND SENIOR COUNSEL                      JORDEN BURT BOROS CICCHETTI
 SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)            BERENSON & JOHNSON LLP
       RETIREMENT PRODUCTS AND SERVICES          1025 THOMAS JEFFERSON STREET, N.W.
           ONE COPLEY PLACE                                  SUITE 400E
      BOSTON, MASSACHUSETTS 02116                      WASHINGTON, D.C. 20007
            (617) 348-9600

            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                    INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                                 --------------

     Approximate date of commencement of proposed sale to the public:
            From time to time after the effective date hereof

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities
Act, check the following box.                                               /X/

     If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a)(1)
of this Form, check the following box.                                      / /

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier
effective registration statement for the same offering.          / / __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                           / / __________

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                           / / __________

     If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.                                                    / /


                      -----------------------------------

                        Calculation of Registration Fee

- ------------------------------------------------------------------------------
                        |                             |
Title of each class     |      Proposed Maximum       |      Amount of
of securities to be     |     Aggregate Offering      |     Registration
   registered           |           Price             |          Fee
                        |                             |
- ------------------------------------------------------------------------------
                        |                             |
Market Value Adjusted   |                             |
  Interests Under       |     $100,000,000.00         |     $27,800.00
 Deferred Annuity       |                             |
     Contracts          |                             |
- ------------------------------------------------------------------------------

(1) Pursuant to Rule 457(o) under the Securities Act of 1933, the registration fee is calculated based on the maximum aggregate offering price of the securities registered hereby.

                       ------------------------------

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

                                PART I
                  INFORMATION REQUIRED IN PROSPECTUS


Attached hereto and made a part hereof is a Prospectus dated September __, 1999.

                                                                      PROSPECTUS
                                                              SEPTEMBER   , 1999

                               FUTURITY ACCOLADE

      Sun Life Assurance Company of Canada (U.S.) and Sun Life of Canada (U.S.) Variable Account F offer the flexible payment deferred annuity contracts and certificates described in this Prospectus to groups and individuals.

      You may choose among 35 variable investment options and a range of fixed options. The variable options are Sub-Accounts in the Variable Account, each of which invests in shares of one of the following mutual funds or a series thereof (the "Funds").

AIM VARIABLE INSURANCE FUNDS, INC.                      MFS/SUN LIFE SERIES TRUST
 V.I. Capital Appreciation Fund                         Capital Appreciation Series
 V.I. Growth Fund                                       Emerging Growth Series
 V.I. Growth and Income Fund                            Government Securities Series
 V.I. International Equity Fund                         High Yield Series
THE ALGER AMERICAN FUND                                 Massachusetts Investors Growth Stock Series
 Growth Portfolio                                       Massachusetts Investors Trust Series
 Income and Growth Portfolio                            New Discovery Series
 Small Capitalization Portfolio                         Total Return Series
GOLDMAN SACHS VARIABLE INSURANCE TRUST                  Utilities Series
 VIT CORE Large Cap Growth Fund                         OCC ACCUMULATION TRUST
 VIT CORE Small Cap Equity Fund                         Equity Portfolio
 VIT CORE U.S. Equity Fund                              Managed Portfolio
 VIT Growth and Income Fund                             Mid Cap Portfolio
 VIT International Equity Fund                          Small Cap Portfolio
J.P. MORGAN SERIES TRUST II                             SUN CAPITAL ADVISERS TRUST
 U.S. Disciplined Equity Portfolio                      Sun Capital Blue Chip Mid Cap Fund
 International Opportunities Portfolio                  Sun Capital Investors Foundation Fund
 Small Company Portfolio                                Sun Capital Investment Grade Bond Fund
LORD ABBETT SERIES FUND, INC.                           Sun Capital Money Market Fund
 Growth and Income Portfolio                            Sun Capital Real Estate Fund
                                                        Sun Capital Select Equity Fund

      The fixed account options are available for specified time periods, called Guarantee Periods, and pay interest at a guaranteed rate for each period.

      PLEASE READ THIS PROSPECTUS AND THE FUND PROSPECTUSES CAREFULLY BEFORE INVESTING AND KEEP THEM FOR FUTURE REFERENCE. THEY CONTAIN IMPORTANT INFORMATION ABOUT THE FUTURITY ACCOLADE ANNUITY AND THE FUNDS.

      We have filed a Statement of Additional Information dated September   ,
1999 (the "SAI") with the Securities and Exchange Commission (the "SEC"), which is incorporated by reference in this Prospectus. The table of contents for the SAI is on page 79 of this Prospectus. You may obtain a copy without charge by writing to our Annuity Service Mailing Address or by telephoning (888) 786-2435 or (617) 348-9600. In addition, the SEC maintains a website (http://www.sec.gov) that contains the SAI, material incorporated by reference, and other information regarding companies that file with the SEC.

THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY, ANY BANK, AND ARE NOT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY.

THE SEC HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

ANY REFERENCE IN THIS PROSPECTUS TO RECEIPT BY US MEANS RECEIPT AT THE FOLLOWING
ADDRESS:

     ANNUITY SERVICE MAILING ADDRESS
     C/O SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
     RETIREMENT PRODUCTS AND SERVICES
     P.O. BOX 9133
     BOSTON, MASSACHUSETTS 02117

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

                                                              SEPTEMBER   , 1999

                                    PROFILE

                               FUTURITY ACCOLADE
                               VARIABLE AND FIXED
                                    ANNUITY

      THIS PROFILE IS A SUMMARY OF SOME OF THE MORE IMPORTANT POINTS THAT YOU SHOULD KNOW AND CONSIDER BEFORE PURCHASING THE CONTRACT. THE CONTRACT IS MORE FULLY DESCRIBED IN THE FULL PROSPECTUS WHICH ACCOMPANIES THIS PROFILE. PLEASE READ THE PROSPECTUS CAREFULLY.

      1. THE FUTURITY ACCOLADE ANNUITY

      The Futurity Accolade Annuity is a flexible payment deferred annuity contract ("Contract") designed for use in connection with retirement and deferred compensation plans, some of which may qualify for favorable federal income tax treatment. The Contract is intended to help you achieve your retirement savings or other long-term investment goals.

      The Contract has two phases: an Accumulation Phase and an Income Phase. During the Accumulation Phase you make payments into the Contract; any investment earnings under your Contract accumulate on a tax-deferred basis and are taxed as income only when withdrawn. During the Income Phase, we make annuity payments in amounts determined in part by the amount of money you have accumulated under your Contract during the Accumulation Phase. You choose when the Income Phase begins.

      You may choose among 35 variable investment options and a range of fixed interest options. For a variable investment return you choose one or more Sub-Accounts in our Variable Account, each of which invests in shares of a corresponding mutual fund or series thereof (collectively, the "Funds") listed in Section 4. The value of any portion of your Contract allocated to the Sub-Accounts will fluctuate up or down depending on the performance of the Funds you select, and you may experience losses. For a fixed interest rate, you may choose one or more Guarantee Periods offered in our Fixed Account, each of which earns its own Guaranteed Interest Rate if you keep your money in that Guarantee Period for the specified length of time. In addition, your Contract will be credited with extra interest at the rate you selected when you applied for the Contract.

      The Contract is designed to meet your need for investment flexibility. At any time you may have amounts allocated among up to 18 of the available variable and fixed options. Until we begin making annuity payments under your Contract, you can, subject to certain limitations, transfer money between options up to 12 times each year without a transfer charge or adverse tax consequences.

      2. ANNUITY PAYMENTS (THE INCOME PHASE)

      Just as you can elect to have your Contract value accumulate on either a variable or fixed basis, or a combination of both, you can elect to receive annuity payments on either a variable or fixed basis or both. If you choose to have any part of your annuity payments come from the Sub-Accounts, the dollar amount of your annuity payments may fluctuate.

      The Contract offers a variety of annuity options. You can select from among the following methods of receiving either variable or fixed annuity payments under your Contract: (1) monthly payments continuing for your lifetime (assuming you are the annuitant); (2) monthly payments for your lifetime, but with payments continuing to your chosen beneficiary for 10, 15 or 20 years if you die before the end of the period you have selected; (3) monthly payments for your lifetime and the life of another person (usually your spouse) you have chosen; and (4) monthly payments for a specified number of years (between 10 and 30), with a cash-out option for variable payments. We may also agree to other annuity options in our discretion.

      Once the Income Phase begins, you cannot change your choice of annuity payment method.

      3. PURCHASING A CONTRACT

      You may purchase a Contract for $10,000 or more, under most circumstances. You may increase the value of your investment by adding $1,000 or more at any time during the Accumulation Phase. We will not accept a Purchase Payment if your Account Value is over $1 million, or if the Purchase Payment would cause your Account Value to exceed $1 million, unless we have approved the Payment in advance.

      4. ALLOCATION OPTIONS

      You can allocate your money among Sub-Accounts investing in the following
Funds:

AIM VARIABLE INSURANCE FUNDS, INC.                MFS/SUN LIFE SERIES TRUST
 V.I. Capital Appreciation Fund                   Capital Appreciation Series
 V.I. Growth Fund                                 Emerging Growth Series
 V.I. Growth and Income Fund                      Government Securities Series
 V.I. International Equity Fund                   High Yield Series
THE ALGER AMERICAN FUND                           Massachusetts Investors Growth Stock Series
 Growth Portfolio                                 Massachusetts Investors Trust Series
 Income and Growth Portfolio                      New Discovery Series
 Small Capitalization Portfolio                   Total Return Series
GOLDMAN SACHS VARIABLE INSURANCE TRUST            Utilities Series
 VIT CORE Large Cap Growth Fund                   OCC ACCUMULATION TRUST
 VIT CORE Small Cap Equity Fund                   Equity Portfolio
 VIT CORE U.S. Equity Fund                        Managed Portfolio
 VIT Growth and Income Fund                       Mid Cap Portfolio
 VIT International Equity Fund                    Small Cap Portfolio
J.P. MORGAN SERIES TRUST II                       SUN CAPITAL ADVISERS TRUST
 U.S. Disciplined Equity Portfolio                Sun Capital Blue Chip Mid Cap Fund
 International Opportunities Portfolio            Sun Capital Investors Foundation Fund
 Small Company Portfolio                          Sun Capital Investment Grade Bond Fund
LORD ABBETT SERIES FUND, INC.                     Sun Capital Money Market Fund
 Growth and Income Portfolio                      Sun Capital Real Estate Fund
                                                  Sun Capital Select Equity Fund

      Market conditions will determine the value of an investment in any Fund. Each Fund is described in the relevant Fund Prospectus.

      In addition to these variable options, you may also allocate your money to one or more of the Guarantee Periods we make available. For each Guarantee Period, we offer a Guaranteed Interest Rate for the specified length of time.

      5. EXPENSES

      The charges under the Contracts are as follows:

      During the first 5 years of a Contract, we impose an annual Account Fee equal to the lesser of $35 or 2% of the value of your Contract. After the fifth year, we may change this fee annually, but it will never exceed the lesser of $50 or 2% of the value of your Contract. During the Income Phase, the annual Account Fee is $35. We also deduct insurance charges (which include an administrative expense charge) equal to 1.45% per year of the average daily value of the Contract allocated among the Sub-Accounts.

      If you elected an optional death benefit rider, we will deduct an additional charge based upon your age on the date we issued the Contract ("Contract Date"):

                                     ADDITIONAL CHARGE
         YOUR AGE ON                  PER YEAR AS A %
        CONTRACT DATE           OF THE AVERAGE DAILY VALUE
- ------------------------------  ---------------------------
less than 70                                 0.20%
at least 70 but less than 80                 0.40%

No optional death benefit is offered if you are 80 or older.

      There are no sales charges when you purchase your Futurity Accolade Annuity. However, if you withdraw money from your Contract, we will, with certain exceptions, impose a withdrawal charge. Your Contract allows a "free withdrawal amount," which you may withdraw before you incur the withdrawal charge. The rest of your withdrawal is subject to a withdrawal charge equal to a percentage of each purchase payment you withdraw and is determined in accordance with the table below. The percentage varies according to the number of Contract years the purchase payment has been held in your account, including the year in which you made the Payment, but not the year in which you withdrew it.

    NUMBER OF
COMPLETE ACCOUNT
 YEARS FROM THE
 TIME OF PAYMENT      WITHDRAWAL CHARGE
- -----------------  -----------------------
          0 or 1                 8%
          2 or 3                 7%
               4                 6%
               5                 5%
               6                 4%
               7                 2%
               8                 1%
     More than 8                 0%

      If you withdraw, transfer, or annuitize money allocated to a Guarantee Period more than 30 days before the expiration date of the Guarantee Period, the amount will be subject to a Market Value Adjustment. This adjustment reflects the relationship between our current Guaranteed Interest Rates and the Guaranteed Interest Rate applicable to the amount being withdrawn. Generally, if your Guaranteed Interest Rate is lower than the relevant current rate, then the adjustment will decrease your Contract value. Conversely, if your Guaranteed Interest Rate is higher than the relevant current rate, the adjustment will increase your Contract value. The Market Value Adjustment will not apply to the withdrawal of interest credited during the current year, or to transfers as part of our dollar cost averaging program.

      In addition to the charges we impose under the Contracts, there are charges (which include management fees and operating expenses) imposed by each Fund, which range from 0.51% to 1.28% of the average net assets of the Fund, depending upon which Fund you have selected. The investment advisers to some of the Funds have agreed to waive or reimburse a portion of Fund expenses; without this agreement, Fund expenses could be higher. Some of these arrangements may be terminated at any time.

      The following chart is designed to help you understand the expenses you will incur under your Contract, if you invest in one or more of the Sub-Accounts. The column "Total Annual Expenses" shows the sum of the "Total Annual Insurance Charges," as defined just above the chart, and the total expenses (net of any applicable expense reimbursement or fee waiver) for each Fund. The next two columns show two examples of the expenses, in dollars, you would pay under a Contract. The examples assume that you invested $1,000 in a Contract which earns 5% annually and that you withdraw your money (1) at the end of one year or (2) at the end of 10 years. For the first year, the Total Annual Expenses are deducted, as well as withdrawal charges. For year 10, the example shows the aggregate of all of the annual expenses deducted for the 10 years, but there is no withdrawal charge.

      "Total Annual Insurance Charges" include the insurance charges of 1.45%, plus an additional 0.10%, which is used to represent the $35 annual Account Fee based on an assumed Contract value of $35,000. The actual impact of the Account Fee may be greater or less than 0.10%, depending upon the value of your Contract.

                                                                                                              EXAMPLES:
                                                                                                                TOTAL
                                                               TOTAL ANNUAL     TOTAL ANNUAL       TOTAL      EXPENSES
                                                                INSURANCE          SERIES         ANNUAL       AT END
SUB-ACCOUNT                                                      CHARGES*         EXPENSES       EXPENSES      1 YEAR
- -----------------------------------------------------------  ----------------  ---------------  -----------  -----------
AIM V.I. Capital Appreciation Fund                                1.55%               0.67%          2.22%    $      95

AIM V.I. Growth Fund                                              1.55%               0.72%          2.27%    $      95

AIM V.I. Growth and Income Fund                                   1.55%               0.65%          2.20%    $      94

AIM V.I. International Equity Fund                                1.55%               0.91%          2.46%    $      97

Alger American Growth Portfolio                                   1.55%               0.79%          2.34%    $      96

Alger American Income and Growth Portfolio                        1.55%               0.70%          2.25%    $      95

Alger American Small Capitalization Portfolio                     1.55%               0.89%          2.44%    $      97

Goldman Sachs VIT CORE Large Cap Growth Fund                      1.55%               0.80%          2.35%    $      96

Goldman Sachs VIT CORE Small Cap Equity Fund                      1.55%               0.90%          2.45%    $      97

Goldman Sachs VIT CORE U.S. Equity Fund                           1.55%               0.80%          2.35%    $      96

Goldman Sachs VIT Growth and Income Fund                          1.55%               0.90%          2.45%    $      97

Goldman Sachs VIT International Equity Fund                       1.55%               1.25%          2.80%    $     100

J.P. Morgan U.S. Disciplined Equity Portfolio                     1.55%               0.87%          2.42%    $      97

J.P. Morgan International Opportunities Portfolio                 1.55%               1.20%          2.75%    $     100

J.P. Morgan Small Company Portfolio                               1.55%               1.15%          2.70%    $      99

Lord Abbett Growth and Income Portfolio                           1.55%               0.51%          2.06%    $      93

MFS/Sun Life Capital Appreciation Series                          1.55%               0.77%          2.32%    $      96

MFS/Sun Life Emerging Growth Series                               1.55%               0.78%          2.33%    $      96

MFS/Sun Life Government Securities Series                         1.55%               0.62%          2.17%    $      94

MFS/Sun Life High Yield Series                                    1.55%               0.82%          2.37%    $      96

MFS/Sun Life Massachusetts Investors Growth Stock Series          1.55%               0.97%          2.52%    $      98

MFS/Sun Life Massachusetts Investors Trust Series                 1.55%               0.59%          2.14%    $      94

MFS/Sun Life New Discovery Series                                 1.55%               1.28%          2.83%    $     101

MFS/Sun Life Total Return Series                                  1.55%               0.70%          2.25%    $      95

MFS/Sun Life Utilities Series                                     1.55%               0.86%          2.41%    $      96

OCC Equity Portfolio                                              1.55%               0.94%          2.49%    $      97

OCC Managed Portfolio                                             1.55%               0.82%          2.37%    $      96

OCC Mid Cap Portfolio                                             1.55%               1.05%          2.60%    $      98

OCC Small Cap Portfolio                                           1.55%               0.88%          2.43%    $      97

Sun Capital Blue Chip Mid Cap Fund                                1.55%               1.00%          2.55%    $      98

Sun Capital Investors Foundation Fund                             1.55%               0.90%          2.45%    $      97

Sun Capital Investment Grade Bond Fund                            1.55%               0.75%          2.30%    $      95

Sun Capital Money Market Fund                                     1.55%               0.65%          2.20%    $      94

Sun Capital Real Estate Fund                                      1.55%               1.25%          2.80%    $     100

Sun Capital Select Equity Fund                                    1.55%               0.90%          2.45%    $      97


SUB-ACCOUNT                                                    10 YEARS
- -----------------------------------------------------------  -------------
AIM V.I. Capital Appreciation Fund                             $     255
AIM V.I. Growth Fund                                           $     261
AIM V.I. Growth and Income Fund                                $     253
AIM V.I. International Equity Fund                             $     280
Alger American Growth Portfolio                                $     268
Alger American Income and Growth Portfolio                     $     258
Alger American Small Capitalization Portfolio                  $     278
Goldman Sachs VIT CORE Large Cap Growth Fund                   $     269
Goldman Sachs VIT CORE Small Cap Equity Fund                   $     279
Goldman Sachs VIT CORE U.S. Equity Fund                        $     269
Goldman Sachs VIT Growth and Income Fund                       $     279
Goldman Sachs VIT International Equity Fund                    $     313
J.P. Morgan U.S. Disciplined Equity Portfolio                  $     276
J.P. Morgan International Opportunities Portfolio              $     308
J.P. Morgan Small Company Portfolio                            $     303
Lord Abbett Growth and Income Portfolio                        $     239
MFS/Sun Life Capital Appreciation Series                       $     266
MFS/Sun Life Emerging Growth Series                            $     267
MFS/Sun Life Government Securities Series                      $     250
MFS/Sun Life High Yield Series                                 $     271
MFS/Sun Life Massachusetts Investors Growth Stock Series       $     286
MFS/Sun Life Massachusetts Investors Trust Series              $     247
MFS/Sun Life New Discovery Series                              $     316
MFS/Sun Life Total Return Series                               $     258
MFS/Sun Life Utilities Series                                  $     275
OCC Equity Portfolio                                           $     283
OCC Managed Portfolio                                          $     271
OCC Mid Cap Portfolio                                          $     293
OCC Small Cap Portfolio                                        $     277
Sun Capital Blue Chip Mid Cap Fund                             $     289
Sun Capital Investors Foundation Fund                          $     279
Sun Capital Investment Grade Bond Fund                         $     264
Sun Capital Money Market Fund                                  $     253
Sun Capital Real Estate Fund                                   $     313
Sun Capital Select Equity Fund                                 $     279

- ------------------------------

* This figure includes insurance charges of 1.45% plus an additional 0.10% to represent the $35 annual Account Fee.

      For more detailed information about Contract fees and expenses, please refer to the fee table and discussion of Contract charges contained in the full Prospectus which accompanies this Profile.

      6. TAXES

      Your earnings are not taxed until you take them out of your Contract. If you take money out, earnings come out first and are taxed as income. If your Contract is funded with pre-tax or tax deductible dollars (such as with a pension or IRA contribution) -- we call this a Qualified Contract -- your entire withdrawal will be taxable. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the earnings. Annuity payments during the Income Phase are considered in part a return of your original investment. That portion of each payment is not taxable, except under a Qualified Contract, in which case the entire payment will be taxable. In all cases, you should consult with your tax adviser for specific tax information.

      7. ACCESS TO YOUR MONEY

      You can withdraw money from your Contract at any time during the Accumulation Phase. You may withdraw a portion of the value of your Contract in each year without the imposition of the withdrawal charge -- the greater of (1) your Contract's earnings in the prior Account Year and (2) 10% of all Purchase Payments you have made in the last 9 years, plus any Purchase Payment we have held for at least 9 years. All other purchase payments you withdraw will be subject to a withdrawal charge ranging from 8% to 0%. You may also be required to pay income tax and possible tax penalties on any money you withdraw.

      We do not assess a withdrawal charge upon annuitization or transfers. In certain circumstances, we will waive the withdrawal charges for a full or partial withdrawal when you are confined to an eligible nursing home. In addition, there may be other circumstances under which we may waive the withdrawal charge.

      In addition to the withdrawal charge, amounts you withdraw, transfer or annuitize from the Fixed Account before your Guarantee Period has ended may be subject to a Market Value Adjustment.

      8. PERFORMANCE

      If you invest in the Variable Account, the value of your Contract will increase or decrease depending upon the investment performance of the Fund you choose. The Sub-Accounts have not been in operation for a full calendar year; therefore no performance information is provided in this Profile.

      9. DEATH BENEFIT

      If you die before the Contract reaches the Income Phase, the beneficiary will receive a death benefit. To calculate the death benefit, we use a "Death Benefit Date", which is the earliest date we have both due proof of death and a written request specifying the manner of payment.

      BASIC DEATH BENEFIT

      If you were 85 or younger when we issued your Contract, the death benefit is the greatest of:

      (1) the value of the Contract on the Death Benefit Date;

      (2) the amount we would pay in the event of a full surrender of the Contract on the Death Benefit Date; and

      (3) your total Purchase Payments (adjusted for partial withdrawals) calculated as of the Death Benefit Date.

If you were 86 or older on the date we issued your Contract, the death benefit is equal to the amount set forth in (2) above.

      OPTIONAL DEATH BENEFIT RIDERS

      Subject to availability in your state, you may enhance this basic death benefit rider by electing one of two optional death benefit riders: the Maximum Anniversary Account Value Rider or the Earnings Enhancement Rider.

MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER

    If you elected the Maximum Anniversary Account Value Rider, you must be 79 or younger when we issued your Contract; the death benefit is the greater of:

     - any death benefit amounts payable under (1), (2) and (3) above, AND

     - your highest Contract value on any Account Anniversary before your 81st birthday, adjusted for any subsequent purchase payments, partial withdrawals, and charges made between that Account Anniversary and the Death Benefit Date.

EARNINGS ENHANCEMENT RIDER

    To elect the Earnings Enhancement Rider, you must be 79 or younger when we issue your Contract. If you were 70 or younger when we issued your Contract, the death benefit is:

     - the greatest of any death benefit amounts payable under (1), (2) and (3), above PLUS

     - 40% of the lesser of your net Purchase Payment and your Account Value minus net Purchase Payments, calculated as of the Death Benefit Date.

      If you elected the Death Benefit Interest Rider and were at least 70 but less than 80 when we issued your Contract, the death benefit will be:

     - the greatest of any death benefit amounts payable under (1), (2) and (3), above, plus

     - 25% of the lesser of your net Purchase Payment and your Account Value minus net Purchase Payment, calculated as of the Death Benefit Date.

      If your spouse is the beneficiary and your spouse elects to continue the Contract after your death, the benefits under the Earnings Enhancement Rider will not be payable until the death of your spouse.

      10. OTHER INFORMATION

      FREE LOOK. Depending upon applicable state law, if you cancel your Contract within 10 days after receiving it we will send you the value of your Contract less any Purchase Payment Interest credited as of the day we received your cancellation request (this may be more or less than the original purchase payment) and we will not deduct a withdrawal charge. However, if applicable state or federal law requires, we will refund the full amount of any purchase payment(s) we receive and the "free look" period may be greater than 10 days.

      NO PROBATE. In most cases, when you die, the beneficiary will receive the death benefit without going through probate. However, avoiding probate does not mean that the beneficiary will not have tax liability as a result of receiving the death benefit.

      WHO SHOULD PURCHASE A CONTRACT? The Contract is designed for those seeking long-term tax deferred accumulation of assets and annuity features, generally for retirement or other long-term purposes. The tax-deferred feature is most attractive to purchasers in high federal and state income tax brackets. You should note that qualified retirement investments automatically provide tax deferral regardless of whether the underlying contract is an annuity. You should not buy a Contract if you are looking for a short-term investment or if you cannot risk a decrease in the value of your investment.

      CONFIRMATIONS AND QUARTERLY STATEMENTS. You will receive a confirmation or an acknowledgment of transactions within your Contract. On a quarterly basis, you will receive a complete statement of your transactions over the past quarter and a summary of your account values during that period.

      ADDITIONAL FEATURES. The Futurity Accolade Annuity offers the following additional convenient features, which you may choose at no extra charge.

      Dollar Cost Averaging -- This program lets you invest gradually in up to 12 Sub-Accounts.

      Asset Allocation -- One or more asset allocation programs may be available in connection with the Contract. Under this program, we will periodically re-allocate your investment among certain Sub-Accounts as directed by Sun Capital Advisers' Asset Allocation Committee.

      Systematic Withdrawal Program -- This program allows you to receive quarterly, semi-annual or annual payments during the Accumulation Phase.

      Portfolio Rebalancing Programs -- Under this program, we automatically reallocate your investments in the Sub-Accounts to maintain the proportions you select. You can elect rebalancing on a quarterly, semi-annual or annual basis.

      11. INQUIRIES

      If you would like more information about buying a Contract, please contact your broker or registered representative. If you have any other questions, please contact us at:

     SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
     ANNUITY SERVICE MAILING ADDRESS
     C/O RETIREMENT PRODUCTS AND SERVICES
     P.O. BOX 9133
     BOSTON, MASSACHUSETTS 02117
     TEL: TOLL FREE (888) 786-2435
       IN MASSACHUSETTS (617) 348-9600

                               TABLE OF CONTENTS

                                                                                                               PAGE
Special Terms
Expense Summary
Summary of Contract Expenses
Underlying Fund Annual Expenses
Examples
The Futurity Accolade Annuity
Communicating To Us About Your Contract
Sun Life Assurance Company of Canada (U.S.)
The Variable Account
Variable Account Options: The Funds
The Fixed Account
The Fixed Account Options: The Guarantee Periods
The Accumulation Phase
    Issuing Your Contract
    Amount and Frequency of Purchase Payments
    Allocation of Net Purchase Payments
    Your Account
    Your Account Value
    Purchase Payment Interest
    Variable Account Value
    Fixed Account Value
    Transfer Privilege
    Waivers; Reduced Charges; Credits; Bonus Guaranteed Interest Rates
    Optional Programs
Withdrawals, Withdrawal Charge and Market Value Adjustment
    Cash Withdrawals
    Withdrawal Charge
    Market Value Adjustment
Contract Charges
    Account Fee
    Administrative Expense Charge
    Mortality and Expense Risk Charge
    Charges for Optional Death Benefit Riders
    Premium Taxes
    Fund Expenses
    Modification in the Case of Group Contracts
Death Benefit
    Amount of Death Benefit
    Method of Paying Death Benefit
    Non-Qualified Contracts
    Selection and Change of Beneficiary
    Payment of Death Benefit
    Due Proof of Death
The Income Phase -- Annuity Provisions
    Selection of the Annuitant or Co-Annuitant
    Selection of the Annuity Commencement Date
    Annuity Options
    Selection of Annuity Option
    Amount of Annuity Payments
    Exchange of Variable Annuity Units
    Account Fee
    Annuity Payment Rates

    Annuity Options as Method of Payment for Death Benefit
Other Contract Provisions
    Exercise of Contract Rights
    Change of Ownership
    Voting of Fund Shares
    Periodic Reports
    Substitution of Securities
    Change in Operation of Variable Account
    Splitting Units
    Modification
    Discontinuance of New Participants
    Reservation of Rights
    Right to Return
Federal Tax Status
    Introduction
    Deductibility of Purchase Payments
    Pre-Distribution Taxation of Contracts
    Distributions and Withdrawals from Non-Qualified Contracts
    Distribution and Withdrawals from Qualified Contracts
    Withholding
    Purchase of Immediate Annuity Contract and Deferred Annuity Contract
    Investment Diversification and Control
    Tax Treatment of the Company and the Variable Account
    Qualified Retirement Plans
    Pension and Profit-Sharing Plans
    Tax-Sheltered Annuities
    Individual Retirement Accounts
    Roth IRAs
Administration of the Contracts
Distribution of the Contracts
Performance Information
Available Information
Incorporation of Certain Documents by Reference
Additional Information About the Company
    Business of the Company
    Selected Financial Data
    Management's Discussion and Analysis of Financial Condition and Results of Operations
    Demutualization
    Year 2000 Compliance
    Sale of Subsidiary
    Quantitative and Qualitative Disclosures About Market Risk
    Reinsurance
    Reserves
    Investments
    Competition
    Employees
    Properties
    State Regulation
Legal Proceedings
Accountants
Financial Statements
Table of Contents of Statement of Additional Information
Appendix A -- Glossary
Appendix B -- Withdrawals, Withdrawal Charges and the Market Value Adjustment

                                 SPECIAL TERMS

      Your Contract is a legal document that uses a number of specially defined terms. We explain most of the terms that we use in this Prospectus in the context where they arise, and some are self-explanatory. In addition, for convenient reference, we have compiled a list of these terms in the Glossary included at the back of this Prospectus as Appendix A. If, while you are reading this Prospectus, you come across a term that you do not understand, please refer to the Glossary for an explanation.

                                EXPENSE SUMMARY

      The purpose of the following table is to help you understand the costs and expenses that you will bear directly and indirectly under a Contract WHEN YOU ALLOCATE MONEY TO THE VARIABLE ACCOUNT. The table reflects expenses of the Variable Account as well as of each Fund. The table should be considered together with the narrative provided under the heading "Contract Charges" in this Prospectus, and with the Funds' prospectuses. In addition to the expenses listed below, we may deduct premium taxes.

                          SUMMARY OF CONTRACT EXPENSES

TRANSACTION EXPENSES
Sales Load Imposed on Purchase Payments............................................       $  0
Deferred Sales Load (as a percentage of Purchase Payments withdrawn) (1)
  Number of Complete Account Years Purchase Payment in Account
    0 or 1.........................................................................          8%
    2 or 3.........................................................................          7%
    4..............................................................................          6%
    5..............................................................................          5%
    6..............................................................................          4%
    7..............................................................................          2%
    8..............................................................................          1%
    More than 8....................................................................          0%
Transfer Fee (2)...................................................................       $  0
ANNUAL ACCOUNT FEE per Contract or Certificate (3)                                        $ 35
VARIABLE ACCOUNT ANNUAL EXPENSES (as a percentage of average Variable Account assets)
  Mortality and Expense Risk Charge................................................       1.30%
  Administrative Expense Charge....................................................       0.15%
  Other Fees and Expenses of the Variable Account..................................       0.00%
                                                                                         -----
Total Variable Account Annual Expenses.............................................       1.45%

- ------------------------

(1) A portion of your Account may be withdrawn each year without imposition of any withdrawal charge, and after a Purchase Payment has been in your Account for 9 Account Years it may be withdrawn free of the withdrawal charge.

(2) A Market Value Adjustment may be imposed on amounts transferred from or within the Fixed Account.

(3) The Annual Account Fee is the lesser of $35 and 2% of your Account Value in Account Years 1 through 5; thereafter, the fee may be changed annually, but it may not exceed the lesser of $50 and 2% of your Account Value.

(4) An additional charge will apply if you elect one of the optional death benefit riders. For more information refer to "Charges for Optional Death Benefit Riders."

                      UNDERLYING FUND ANNUAL EXPENSES (1)
                      (AS A PERCENTAGE OF FUND NET ASSETS)

                                                                                                         TOTAL FUND
                                                               MANAGEMENT              OTHER               ANNUAL
                                                               FEES (AFTER        EXPENSES (AFTER      EXPENSES (AFTER
                                                            REIMBURSEMENT)(2)    REIMBURSEMENT)(2)    REIMBURSEMENT)(2)
                                                           -------------------  -------------------  -------------------
AIM V.I. Capital Appreciation Fund.......................           0.62%                0.05%                0.67%
AIM V.I. Growth Fund.....................................           0.64%                0.08%                0.72%
AIM V.I. Growth and Income Fund..........................           0.61%                0.04%                0.65%
AIM V.I. International Equity Fund.......................           0.75%                0.16%                0.91%
Alger American Growth Portfolio..........................           0.75%                0.04%                0.79%
Alger American Income and Growth Portfolio...............           0.62%                0.08%                0.70%
Alger American Small Capitalization Portfolio............           0.85%                0.04%                0.89%
Goldman Sachs VIT CORE Large Cap Growth Fund(3)..........           0.70%                0.10%                0.80%
Goldman Sachs VIT CORE Small Cap Equity Fund(3)..........           0.75%                0.15%                0.90%
Goldman Sachs VIT CORE U.S. Equity Fund(3)...............           0.70%                0.10%                0.80%
Goldman Sachs VIT Growth and Income Fund(3)..............           0.75%                0.15%                0.90%
Goldman Sachs VIT International Equity Fund(3)...........           1.00%                0.25%                1.25%
J.P. Morgan U.S. Disciplined Equity Portfolio(4).........           0.35%                0.52%                0.87%
J.P. Morgan International Opportunities Portfolio(4).....           0.60%                0.60%                1.20%
J.P. Morgan Small Company Portfolio(4)...................           0.60%                0.55%                1.15%
Lord Abbett Growth and Income Portfolio..................           0.50%                0.01%                0.51%
MFS/Sun Life Capital Appreciation Series.................           0.73%                0.04%                0.77%
MFS/Sun Life Emerging Growth Series......................           0.72%                0.06%                0.78%
MFS/Sun Life Government Securities Series................           0.55%                0.07%                0.62%
MFS/Sun Life High Yield Series...........................           0.75%                0.07%                0.82%
MFS/Sun Life Massachusetts Investors Growth Stock
 Series..................................................           0.75%                0.22%                0.97%
MFS/Sun Life Massachusetts Investors Trust Series........           0.55%                0.04%                0.59%
MFS/Sun Life New Discovery Series(5).....................           0.90%                0.38%                1.28%
MFS/Sun Life Total Return Series.........................           0.65%                0.05%                0.70%
MFS/Sun Life Utilities Series............................           0.75%                0.11%                0.86%
OCC Equity Portfolio(6)..................................           0.80%                0.14%                0.94%
OCC Managed Portfolio(6).................................           0.78%                0.04%                0.82%
OCC Mid Cap Portfolio(6).................................           0.00%                1.05%                1.05%
OCC Small Cap Portfolio(6)...............................           0.80%                0.08%                0.88%
Sun Capital Blue Chip Mid Cap Fund(3)(8).................           0.80%                0.20%                1.00%
Sun Capital Investors Foundation Fund(3)(8)..............           0.75%                0.15%                0.90%
Sun Capital Investment Grade Bond Fund(3)(7).............           0.60%                0.15%                0.75%
Sun Capital Money Market Fund(3)(7)......................           0.50%                0.15%                0.65%
Sun Capital Real Estate Fund(3)(7).......................           0.95%                0.30%                1.25%
Sun Capital Select Equity Fund(3)(8).....................           0.75%                0.15%                0.90%

- ------------------------

(1) The information relating to Fund expenses was provided by the Funds and we have not independently verified it. You should consult the Fund prospectuses for more information about Fund expenses.

(2) For all Funds except the Sun Capital Blue Chip Mid Cap Fund, Sun Capital Investors Foundation Fund and the Sun Capital Select Equity Fund, the "Management Fees," "Other Expenses" and "Total Fund Annual Expenses" are based on actual expenses for the fiscal year ended December 31, 1998, net of any applicable expense reimbursement or waiver. Expense figures shown for the Sun Capital Blue Chip Mid Cap Fund, the Sun Capital Investors Foundation Fund and the Sun Capital Select Equity Fund are estimates for 1999, based on the applicable expense reimbursement waiver; no actual expenses are shown because these Funds will commence operations in September 1999.

(3) The investment advisers for the indicated Funds have voluntarily agreed to waive or reimburse a portion of the management fees and/or operating expenses, resulting in a reduction of the total expenses. Absent any such waiver or reimbursement, "Management Fees," "Other Expenses" and "Total Fund Annual Expenses" for the year ended December 31, 1998 were: 0.70%, 2.17%, and 2.87% for the Goldman Sachs VIT CORE Large Cap Growth Fund; 0.75%, 3.17%, and 3.92% for the Goldman Sachs VIT CORE Small Cap Equity Fund; 0.70%, 2.13%, and 2.83% for the Goldman Sachs VIT CORE U.S. Equity Fund; 0.75%, 1.94%, and 2.69% for the Goldman Sachs VIT Growth and Income Fund; 1.00%, 1.97%, and 2.97% for the Goldman Sachs VIT International Equity Fund; 0.60%, 3.50% and 4.10% for the Sun Capital Investment Grade Bond Fund; 0.50%, 11.79% and 12.29% for the Sun Capital Money Market Fund; and 0.95%, 6.49% and 7.44% for the Sun Capital Real Estate Fund. Estimated total operating expenses (annualized, before expense limitations) for the Sun Capital Blue Chip Mid Cap Fund, the Sun Capital Investors Foundation Fund and the Sun Capital Select Equity Fund for the year ending December 31, 1999 are 5.85%, 5.80%, and 5.80%, respectively. Fee waivers and expense reimbursements for the Goldman Sachs Funds may be discontinued at any time. Fee waivers and expense reimbursements for the Sun Capital Funds may be discontinued at any time after September 1, 2000.

(4) An affiliate of the adviser has agreed to reimburse the Funds, to the extent certain expenses exceed the following percentages of the Fund's daily net assets during fiscal year 1999: 0.90% for the J.P. Morgan U.S. Disciplined Equity Portfolio, 1.20% for the J.P. Morgan International Opportunities Portfolio, and 1.15% for the J.P. Morgan Small Company Portfolio. Absent this reimbursement, "Total Fund Annual Expenses" would have been 1.48% for the J.P. Morgan U.S. Disciplined Equity Portfolio, 3.26% for the J.P. Morgan International Opportunities Portfolio, and 3.43% for the J.P. Morgan Small Company Portfolio.

(5) The Fund's adviser has agreed to bear the Fund's expenses, excluding management fees, taxes, extraordinary expenses and brokerage and transaction costs, in excess of 0.35% of the annual percentage of the Fund's average daily net assets. Absent the fee waiver and/or expense reimbursement, Other Expenses would have been 0.70% and Total Fund Annual Expenses would have been 1.60%. These arrangements will remain in effect until at least May 1, 2000, absent an earlier modification by the Fund's Board of Trustees.

(6) Total Fund Annual Expenses for the OCC Equity Portfolio, the OCC Small Cap Portfolio, the OCC Managed Portfolio and the OCC Mid Cap Portfolio are limited contractually by OpCap Advisers so that the Funds' respective annualized operating expenses (net of expense offsets) do not exceed 1% of average daily net assets. Absent this limit, "Management Fees", "Other Expenses" and "Total Expenses" were 0.80%, 3.48%, and 4.28% for the OCC Mid Cap Portfolio. "Other Expenses" are shown gross of expense offsets afforded the portfolio, which effectively lowered custody expenses.

(7) To the extent that the expense ratio of any Fund in the Sun Capital Advisers Trust falls below the Fund's expense limit, the Fund's adviser reserves the right to be reimbursed for management fees waived and Fund expenses paid by it during the prior two years.

(8) The management fee for each of the Sun Capital Blue Chip Mid Cap Fund, the Sun Capital Investors Foundation Fund, and the Sun Capital Select Equity Fund decreases to 0.75%, 0.70%, and 0.70%, respectively, as the assets of such Fund exceed $300 million.

                                    EXAMPLES

      If you surrender your Contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                                              1 YEAR       3 YEARS      5 YEARS     10 YEARS
                                                                            -----------  -----------  -----------  -----------
AIM V.I. Capital Appreciation Fund........................................   $      95    $     132    $     173    $     255
AIM V.I. Growth Fund......................................................          95          134          176          261
AIM V.I. Growth and Income Fund...........................................          94          132          172          253
AIM V.I. International Equity Fund........................................          97          140          185          280
Alger American Growth Portfolio...........................................          96          136          179          268
Alger American Income and Growth Portfolio................................          95          133          174          258
Alger American Small Capitalization Portfolio.............................          97          139          184          278
Goldman Sachs VIT CORE Large Cap Growth Fund..............................          96          136          180          269
Goldman Sachs VIT CORE Small Cap Equity Fund..............................          97          139          185          279
Goldman Sachs VIT CORE U.S. Equity Fund...................................          96          136          180          269
Goldman Sachs VIT Growth and Income Fund..................................          97          139          185          279
Goldman Sachs VIT International Equity Fund...............................         100          150          202          313
J.P. Morgan U.S. Disciplined Equity Portfolio.............................          97          138          183          276
J.P. Morgan International Opportunities Portfolio.........................         100          148          199          308
J.P. Morgan Small Company Portfolio.......................................          99          147          197          303
Lord Abbett Growth and Income Portfolio...................................          93          128          165          239
MFS/Sun Life Capital Appreciation Series..................................          96          135          178          266
MFS/Sun Life Emerging Growth Series.......................................          96          136          179          267
MFS/Sun Life Government Securities Series.................................          94          131          170          250
MFS/Sun Life High Yield Series............................................          96          137          181          271
MFS/Sun Life Massachusetts Investors Growth Stock Series..................          98          141          188          286
MFS/Sun Life Massachusetts Investors Trust Series.........................          94          130          169          247
MFS/Sun Life New Discovery Series.........................................         101          151          203          316
MFS/Sun Life Total Return Series..........................................          95          133          174          258
MFS/Sun Life Utilities Series.............................................          96          138          183          275
OCC Equity Portfolio......................................................          97          141          187          283
OCC Managed Portfolio.....................................................          96          137          181          271
OCC Mid Cap Portfolio.....................................................          98          144          192          293
OCC Small Cap Portfolio...................................................          97          139          184          277
Sun Capital Blue Chip Mid Cap Fund........................................          98          142          190          289
Sun Capital Investors Foundation Fund.....................................          97          139          185          279
Sun Capital Investment Grade Bond Fund....................................          95          135          177          264
Sun Capital Money Market Fund.............................................          94          132          172          253
Sun Capital Real Estate Fund..............................................         100          150          202          313
Sun Capital Select Equity Fund............................................          97          139          185          279

      If you do NOT surrender your Contract, or if you annuitize at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming a 5% annual return:

                                                                              1 YEAR       3 YEARS      5 YEARS     10 YEARS
                                                                            -----------  -----------  -----------  -----------
AIM V.I. Capital Appreciation Fund........................................   $      23    $      69    $     119    $     255
AIM V.I. Growth Fund......................................................          23           71          122          261
AIM V.I. Growth and Income Fund...........................................          22           69          118          253
AIM V.I. International Equity Fund........................................          25           77          131          280
Alger American Growth Portfolio...........................................          24           73          125          268
Alger American Income and Growth Portfolio................................          23           70          120          258
Alger American Small Capitalization Portfolio.............................          25           76          130          278
Goldman Sachs VIT CORE Large Cap Growth Fund..............................          24           73          126          269
Goldman Sachs VIT CORE Small Cap Equity Fund..............................          25           76          131          279
Goldman Sachs VIT CORE U.S. Equity Fund...................................          24           73          126          269
Goldman Sachs VIT Growth and Income Fund..................................          25           76          131          279
Goldman Sachs VIT International Equity Fund...............................          28           87          148          313
J.P. Morgan U.S. Disciplined Equity Portfolio.............................          25           75          129          276
J.P. Morgan International Opportunities Portfolio.........................          28           85          145          308
J.P. Morgan Small Company Portfolio.......................................          27           84          143          303
Lord Abbett Growth and Income Portfolio...................................          21           65          111          239
MFS/Sun Life Capital Appreciation Series..................................          24           72          124          266
MFS/Sun Life Emerging Growth Series.......................................          24           73          125          267
MFS/Sun Life Government Securities Series.................................          22           68          116          250
MFS/Sun Life High Yield Series............................................          24           74          127          271
MFS/Sun Life Massachusetts Investors Growth Stock Series..................          26           78          134          286
MFS/Sun Life Massachusetts Investors Trust Series.........................          22           67          115          247
MFS/Sun Life New Discovery Series.........................................          29           88          149          316
MFS/Sun Life Total Return Series..........................................          23           70          120          258
MFS/Sun Life Utilities Series.............................................          24           75          129          275
OCC Equity Portfolio......................................................          25           78          133          283
OCC Managed Portfolio.....................................................          24           74          127          271
OCC Mid Cap Portfolio.....................................................          26           81          138          293
OCC Small Cap Portfolio...................................................          25           76          130          277
Sun Capital Blue Chip Mid Cap Fund........................................          26           79          136          289
Sun Capital Investors Foundation Fund.....................................          25           76          131          279
Sun Capital Investment Grade Bond Fund....................................          23           72          123          264
Sun Capital Money Market Fund.............................................          22           69          118          253
Sun Capital Real Estate Fund..............................................          28           87          148          313
Sun Capital Select Equity Fund............................................          25           76          131          279

      THE EXAMPLES SHOULD NOT BE CONSIDERED TO BE REPRESENTATIONS OF PAST OR FUTURE EXPENSES, AND ACTUAL EXPENSES MAY BE GREATER OR LOWER THAN THOSE SHOWN.

                         THE FUTURITY ACCOLADE ANNUITY

      Sun Life Assurance Company of Canada (U.S.) (the "Company", "we" or "us") and Sun Life of Canada (U.S.) Variable Account F (the "Variable Account") offer the Futurity Accolade Annuity to groups and individuals for use in connection with their retirement plans. The Contracts are available on a group basis and, in certain states, may be available on an individual basis. We issue an Individual Contract directly to the individual owner of the Contract. We issue a Group Contract to the Owner covering all individuals participating under the Group Contract. Each individual receives a Certificate that evidences his or her participation under the Group Contract.

      In this Prospectus, unless we state otherwise, we refer to both the owners of Individual Contracts and participating individuals under Group Contracts as "Participants" and we address all those Participants as "you"; we use the term "Contracts" to include Individual Contracts, Group Contracts and Certificates issued under Group Contracts. For the purpose of determining benefits under both Individual Contracts and Group Contracts, we establish an Account for each Participant, which we will refer to as "your" Account or a "Participant Account."

      The Contract provides a number of important benefits for your retirement planning. It has an Accumulation Phase, during which you make payments under the Contract and allocate them to one or more Variable Account or Fixed Account options, and an Income Phase, during which we make payments based on the amount you have accumulated. The Contract provides tax deferral, so that you do not pay taxes on your earnings under the Contract until you withdraw them. It provides a death benefit if you die during the Accumulation Phase. Finally, if you so elect, during the Income Phase we will make payments to you or someone else for life or for another period that you choose.

      You choose these benefits on a variable or fixed basis or a combination of both. When you choose variable investment options or a Variable Annuity option, your benefits will be responsive to changes in the economic environment, including inflationary forces and changes in rates of return available from different types of investments. With these options, you assume all investment risk under the Contract. When you choose a Guarantee Period in our Fixed Account or a Fixed Annuity option, we assume the investment risk, except in the case of early withdrawals, where you bear the risk of unfavorable interest rate changes. You also bear the risk that the interest rates we will offer in the future and the rates we will use in determining your Fixed Annuity may not exceed our minimum guaranteed rate, which is 3% per year, compounded annually.

      The Contracts are designed for use in connection with retirement and deferred compensation plans, some of which qualify for favorable federal income tax treatment under Sections 401, 403, 408 or 408A of the Internal Revenue Code. The Contracts are also designed so that they may be used in connection with certain non-tax-qualified retirement plans, such as payroll savings plans and such other groups (trusteed or nontrusteed) as may be eligible under applicable law. We refer to Contracts used with plans that receive favorable tax treatment as "Qualified Contracts," and all others as "Non-Qualified Contracts."

                    COMMUNICATING TO US ABOUT YOUR CONTRACT

      All materials sent to us, including Purchase Payments, must be sent to our Annuity Service Mailing Address set forth on the first page of this Prospectus. For all telephone communications, you must call (888) 786-2435 or (617) 348-9600.

      Unless this Prospectus states differently, we will consider all materials sent to us and all telephone communications to be received on the date we actually receive them at the Annuity Service Mailing Address. However, we will consider Purchase Payments, withdrawal requests and transfer instructions to be received on the next Business Day if we receive them (1) on a day that is not a Business Day or (2) after 4:00 p.m., Eastern Time.

      When we specify that notice to us must be in writing, we reserve the right, in our sole discretion, to accept notice in another form.

                  SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

      We are a stock life insurance company incorporated under the laws of Delaware on January 12, 1970. We do business in 48 states, the District of Columbia, and Puerto Rico, and we have an insurance company subsidiary that does business in New York. Our Executive Office mailing address is One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481.

      We are an indirect wholly-owned subsidiary of Sun Life Assurance Company of Canada ("Sun Life (Canada)"). Sun Life (Canada) is a mutual life insurance company incorporated pursuant to Act of Parliament of Canada in 1865 and currently transacts business in all of the Canadian provinces and territories, all U.S. states (except New York), the District of Columbia, Puerto Rico, the Virgin Islands, Great Britain, Ireland, Hong Kong, Bermuda and the Philippines.

                              THE VARIABLE ACCOUNT

      We established the Variable Account as a separate account on July 13, 1989, pursuant to a resolution of our Board of Directors. Under Delaware insurance law and the Contract, the income, gains or losses of the Variable Account are credited to or charged against the assets of the Variable Account without regard to the other income, gains, or losses of the Company. These assets are held in relation to the Contracts described in this Prospectus and other variable annuity contracts that provide benefits that vary in accordance with the investment performance of the Variable Account. Although the assets maintained in the Variable Account will not be charged with any liabilities arising out of any other business we conduct, all obligations arising under the Contracts, including the promise to make annuity payments, are general corporate obligations of the Company.

      The assets of the Variable Account are divided into Sub-Accounts. Each Sub-Account invests exclusively in shares of a specific Fund. All amounts allocated to the Variable Account will be used to purchase Fund shares as designated by you at their net asset value. Any and all distributions made by the Fund with respect to the shares held by the Variable Account will be reinvested to purchase additional shares at their net asset value. Deductions will be made from the Variable Account for cash withdrawals, annuity payments, death benefits, Account Fees, contract charges against the assets of the Variable Account for the assumption of mortality and expense risks, administrative expenses and any applicable taxes. The Variable Account will be fully invested in Fund shares at all times.

                           VARIABLE ACCOUNT OPTIONS:
                                   THE FUNDS

      The Contract offers Sub-Accounts that invest in a number of Fund options, which are briefly discussed below. Each Fund is a mutual fund registered under the Investment Company Act of 1940, or a separate series of shares of such a mutual fund.

      MORE COMPREHENSIVE INFORMATION ABOUT THE FUNDS, INCLUDING A DISCUSSION OF THEIR MANAGEMENT, INVESTMENT OBJECTIVES, EXPENSES, AND POTENTIAL RISKS, IS FOUND IN THE CURRENT PROSPECTUSES FOR THE FUNDS (THE "FUND PROSPECTUSES"). THE FUND PROSPECTUSES SHOULD BE READ IN CONJUNCTION WITH THIS PROSPECTUS BEFORE YOU INVEST. A COPY OF EACH FUND PROSPECTUS, AS WELL AS A STATEMENT OF ADDITIONAL INFORMATION FOR EACH FUND, MAY BE OBTAINED WITHOUT CHARGE FROM THE COMPANY BY CALLING 1-888-388-8748 (617-348-9600, IN MASSACHUSETTS) OR WRITING TO SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.), RETIREMENT PRODUCTS AND SERVICES, P.O. BOX 9133, BOSTON MASSACHUSETTS 02117.

      The Funds currently available are:

AIM VARIABLE INSURANCE FUNDS, INC. (advised by A I M Advisors, Inc.)

     AIM V.I. CAPITAL APPRECIATION FUND seeks growth of capital through investment in common stocks, with emphasis on medium- and small-sized growth companies.

     AIM V.I. GROWTH FUND seeks growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum.

     AIM V.I. GROWTH AND INCOME FUND seeks growth of capital with a secondary objective of current income.

     AIM V.I. INTERNATIONAL EQUITY FUND seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.

THE ALGER AMERICAN FUND (advised by Fred Alger Management, Inc.)

     ALGER AMERICAN GROWTH PORTFOLIO seeks long-term capital appreciation by investing primarily in equity securities of companies which have market capitalizations of $1 billion or more.

     ALGER AMERICAN INCOME AND GROWTH PORTFOLIO seeks primarily to provide a high level of dividend income by investing in dividend paying equity securities. Capital appreciation is a secondary objective.

     ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO seeks long-term capital appreciation. It invests primarily in the equity securities of small companies with market capitalizations within the range of the Russell 2000 Growth Index or the S&P SmallCap 600 Index.

GOLDMAN SACHS VARIABLE INSURANCE TRUST (advised by Goldman Sachs Asset Management, a separate operating division of Goldman, Sachs & Co., except for Goldman Sachs International Equity Fund, which is advised by Goldman Sachs Asset Management International, an affiliate of Goldman, Sachs & Co.)

     GOLDMAN SACHS VIT CORE LARGE CAP GROWTH FUND seeks long-term growth of capital through a broadly diversified portfolio of equity securities of large cap U.S. issuers that are expected to have better prospects for earnings growth than the growth rate of the general domestic economy. Dividend income is a secondary consideration.

     GOLDMAN SACHS VIT CORE SMALL CAP EQUITY FUND seeks long-term growth of capital through a broadly diversified portfolio of equity securities of U.S. issuers which are included in the Russell 2000 Index at the time of investment.

     GOLDMAN SACHS VIT CORE U.S. EQUITY FUND seeks long-term growth of capital and dividend income through a broadly diversified portfolio of large cap and blue chip equity securities representing all major sectors of the U.S. economy.

     GOLDMAN SACHS VIT GROWTH AND INCOME FUND seeks long-term growth of capital and growth of income through investments in equity securities that are considered to have favorable prospects for capital appreciation and/or dividend paying ability.

     GOLDMAN SACHS VIT INTERNATIONAL EQUITY FUND seeks long-term capital appreciation through investments in equity securities of companies that are organized outside the U.S. or whose securities are principally traded outside the U.S.

J.P. MORGAN SERIES TRUST II (advised by J.P. Morgan Investment Management Inc.)

     J.P. MORGAN U.S. DISCIPLINED EQUITY PORTFOLIO (formerly, the J.P. Morgan Equity Portfolio) seeks to provide a high total return from a portfolio of selected equity securities.

     J.P. MORGAN INTERNATIONAL OPPORTUNITIES PORTFOLIO seeks to provide a high total return from a portfolio of equity securities of foreign companies.

     J.P. MORGAN SMALL COMPANY PORTFOLIO seeks to provide a high total return from a portfolio of small company stocks.

LORD ABBETT SERIES FUND, INC. (advised by Lord Abbett & Co.)

     GROWTH AND INCOME PORTFOLIO seeks to provide long-term growth of capital and income without excessive fluctuation in market value.

MFS/SUN LIFE SERIES TRUST (advised by Massachusetts Financial Services Company, an affiliate of the Company)

     CAPITAL APPRECIATION SERIES will seek to maximize capital appreciation by investing in securities of all types, with major emphasis on common stocks.

     EMERGING GROWTH SERIES will seek long-term growth of capital.

     GOVERNMENT SECURITIES SERIES will seek current income and preservation of capital by investing in U.S. Government and U.S. Government-related securities.

     HIGH YIELD SERIES will seek high current income and capital appreciation by investing primarily in certain low rated or unrated fixed income securities (possibly with equity features) of U.S. and foreign issuers (also known as "junk bonds").

     MASSACHUSETTS INVESTORS GROWTH STOCK SERIES will seek to provide long-term growth of capital and future income rather than current income.

     MASSACHUSETTS INVESTORS TRUST SERIES will seek long-term growth of capital and future income while providing more current dividend income than is normally obtainable from a portfolio of only growth stocks.

     NEW DISCOVERY SERIES will seek capital appreciation.

     TOTAL RETURN SERIES will primarily seek to obtain above-average income (compared to a portfolio entirely invested in equity securities) consistent with prudent employment of capital; its secondary objective is to take advantage of opportunities for growth of capital and income since many securities offering a better than average yield may also possess growth potential.

     UTILITIES SERIES will seek capital growth and current income (income above that available from a portfolio invested entirely in equity securities) by investing under normal market conditions, at least 65% of its assets in equity and debt securities of both domestic and foreign companies in the utilities industry.

OCC ACCUMULATION TRUST (advised by OpCap Advisors)

     EQUITY PORTFOLIO seeks long-term capital appreciation through investment in a diversified portfolio of equity securities selected on the basis of a value oriented approach to investing.

     MANAGED PORTFOLIO seeks to achieve growth of capital over time through investment in a portfolio consisting of common stocks, bonds and cash equivalents, the percentages of which will vary based on the portfolio manager's assessments of the relative outlook for such investments.

     MID CAP PORTFOLIO seeks long-term capital appreciation through investment in a diversified portfolio of equity securities. The portfolio will invest primarily in companies with market capitalizations of between $500 million and $5 billion.

     SMALL CAP PORTFOLIO seeks capital appreciation through investment in a diversified portfolio of equity securities of companies with market capitalizations of under $1 billion.

SUN CAPITAL ADVISERS TRUST (advised by Sun Capital Advisers, Inc., an affiliate of the Company; Wellington Management Company, LLP serves as investment subadviser to Sun Capital Blue Chip Mid Cap Fund, Sun Capital Investors Foundation Fund and Sun Capital Select Equity Fund)

     SUN CAPITAL BLUE CHIP MID CAP FUND seeks long-term capital growth by investing primarily in a diversified portfolio of common stocks and other equity securities of U.S. companies with market capitalizations within the range represented by the Standard & Poor's Mid Cap 400 Index.

     SUN CAPITAL INVESTORS FOUNDATION FUND seeks long-term capital growth by investing primarily in a diversified portfolio of common stocks and other equity securities of U.S. companies with market capitalizations generally within the range represented by the Standard & Poor's 500 Index. Investments are selected using a combination of fundamental analysis and quantitative tools.

     SUN CAPITAL INVESTMENT GRADE BOND FUND seeks high current income consistent with relative stability of principal by investing at least 80% of its assets in investment grade bonds. The Fund may invest up to 20% of its assets in lower rated or unrated bonds (also known as high yield or junk bonds).

     SUN CAPITAL MONEY MARKET FUND seeks to maximize current income, consistent with maintaining liquidity and preserving capital, by investing exclusively in high quality U.S. dollar-denominated money market securities.

     SUN CAPITAL REAL ESTATE FUND primarily seeks long-term capital growth and, secondarily, seeks current income and growth of income. The Fund invests at least 80% of its assets in securities of real estate investment trusts and other real estate companies.

     SUN CAPITAL SELECT EQUITY FUND seeks long-term capital growth by investing in 20 to 40 common stocks and other equity securities of large capitalization U.S. companies selected primarily from the Standard & Poor's 500 Index.

      The Funds may also be available to registered separate accounts offering variable annuity and variable life products of other affiliated and unaffiliated insurance companies, as well as to the Variable Account and other separate accounts of the Company. Although we do not anticipate any disadvantages to this, there is a possibility that a material conflict may arise between the interests of the Variable Account and one or more of the other separate accounts participating in the Funds. A conflict may occur due to a change in law affecting the operations of variable life and variable annuity separate accounts, differences in the voting instructions of the Participants and Payees and those of other companies, or some other reason. In the event of conflict, we will take any steps necessary to protect Participants and Payees, including withdrawal of the Variable Account from participation in the underlying Funds which are involved in the conflict or substitution of shares of other Funds.

      Certain of the investment advisers to the Funds may reimburse us for administrative costs in connection with administering the Funds as options under the Contracts. These amounts are not charged to the Funds or Participants, but are paid from assets of the advisers.

      Certain publically available mutual funds may have similar investment goals and principal investment policies and risks as one or more of the Funds, and may be managed by a Fund's portfolio managers(s). While a Fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between a Fund and these similar products, including differences in sales charges, expense ratios and cash flows.

                               THE FIXED ACCOUNT

      The Fixed Account is made up of all the general assets of the Company other than those allocated to any separate account. Amounts you allocate to Guarantee Periods become part of the Fixed Account, and are available to fund the claims of all classes of our customers, including claims for benefits under the Contracts.

      We will invest the assets of the Fixed Account in those assets we choose that are allowed by applicable state insurance laws. In general, these laws permit investments, within specified limits and subject to certain qualifications, in federal, state and municipal obligations, corporate bonds, preferred and common stocks, real estate mortgages, real estate and certain other investments. We intend to invest primarily in investment-grade fixed income securities (i.e. rated by a nationally recognized rating service within the four highest grades) or instruments we believe are of comparable quality. We are not obligated to invest amounts allocated to the Fixed Account according to any particular strategy, except as may be required by applicable state insurance laws. You will not have a direct or indirect interest in the Fixed Account investments.

                           THE FIXED ACCOUNT OPTIONS:
                             THE GUARANTEE PERIODS

      You may elect one or more Guarantee Period(s) from those we make available from time to time. We publish Guaranteed Interest Rates for each Guarantee Period offered. We may change the Guaranteed Interest Rates we offer from time to time, but no Guaranteed Interest Rate will ever be less than 3% per year, compounded annually. Also, once we have accepted your allocation to a particular Guarantee Period, we promise that the Guaranteed Interest Rate applicable to that allocation will not change for the duration of the Guarantee Period.

      We determine Guaranteed Interest Rates in our discretion. We do not have a specific formula for establishing the rates for different Guarantee Periods. Our determination will be influenced by the interest rates on fixed income investments in which we may invest with amounts allocated to the Guarantee Periods. We will also consider other factors in determining these rates, including regulatory and tax requirements, sales commissions and administrative expenses borne by us, general economic trends and competitive factors. We cannot predict the level of future interest rates.

      We may from time to time in our discretion offer interest rate specials for new Purchase Payments that are higher than the rates we are then offering for renewals or transfers.

      Early withdrawals from your allocation to a Guarantee Period, including cash withdrawals, transfers, and commencement of an annuity, may be subject to a Market Value Adjustment, which could decrease or increase the value of your Account. See "Cash Withdrawals, Withdrawal Charge, and Market Value Adjustment."

                             THE ACCUMULATION PHASE

      During the Accumulation Phase of your Contract, you make payments into your Account, and your earnings accumulate on a tax-deferred basis. The Accumulation Phase begins with our acceptance of your first Purchase Payment and ends the Business Day before your Annuity Commencement Date. The Accumulation Phase will end sooner if you surrender your Contract or die before the Annuity Commencement Date.

ISSUING YOUR CONTRACT

      When you purchase a Contract, a completed Application and the initial Purchase Payment are sent to us for acceptance. When we accept an Individual Contract, we issue the Contract to you. When we accept a Group Contract, we issue the Contract to the Owner; we issue a Certificate to you as a Participant when we accept your Application.

      We will credit your initial Purchase Payment to your Account within two business days of receiving your completed Application. If your Application is not complete, we will notify you. If we do not have the necessary information to complete the Application within 5 business days, we will send your money back to you or ask your permission to retain your Purchase Payment until the Application is made complete. Then we will apply the Purchase Payment within 2 business days of when the Application is complete.

AMOUNT AND FREQUENCY OF PURCHASE PAYMENTS

      The amount of Purchase Payments may vary; however, we will not accept an initial Purchase Payment of less than $10,000, and each additional Purchase Payment must be at least $1,000, unless we waive these limits. In addition, we will not accept a Purchase Payment if your Account Value is over $1 million, or if the Purchase Payment would cause your Account Value to exceed $1 million, unless we have approved the Payment in advance. Within these limits, you may make Purchase Payments at any time during the Accumulation Phase.

ALLOCATION OF NET PURCHASE PAYMENTS

      You may allocate your Purchase Payments among the different Sub-Accounts and Guarantee Periods we offer. At any time, you may have amounts allocated among up to 18 of the available options.

      In your Application, you may specify the percentage of each Purchase Payment to be allocated to each Sub-Account or Guarantee Period. These percentages are called your allocation factors. You may change the allocation factors for future Payments by sending us written notice of the change, on our required form. We will use your new allocation factors for the first Purchase Payment we receive with or after we have received notice of the change, and for all future Purchase Payments, until we receive another change notice.

      Although it is currently not our practice, we may deduct applicable premium or similar taxes from your Purchase Payments. See "Contract Charges -- Premium Taxes." In that case, we will credit your Net Purchase Payment, which is the Purchase Payment minus the amount of those taxes.

YOUR ACCOUNT

      When we accept your first Purchase Payment, we establish an Account for you, which we maintain throughout the Accumulation Phase of your Contract.

YOUR ACCOUNT VALUE

      Your Account Value is the sum of the value of the two components of your
Contract: the Variable Account portion of your Contract ("Variable Account Value") and the Fixed Account portion of your Contract ("Fixed Account Value"). These two components are calculated separately, as described below.

PURCHASE PAYMENT INTEREST

      We will credit your Contract with interest at the rate you selected when you applied for the Contract. Currently, we offer two interest rate options:

    OPTION A: THE 2%/FIVE-YEAR ANNIVERSARY INTEREST OPTION: Under this option, we will credit your Contract with interest at a rate of 2% of each Purchase Payment received prior to the first Account Anniversary. In addition, if you chose this option, we will credit your Contract with interest at a rate of 2% of your Contract Value at the end of every Fifth-Year Anniversary.

    OPTION B: THE 3%/4% INTEREST OPTION: Under this option, we will credit your Contract with interest at 3% of each Purchase Payment IF the sum of all Purchase Payments, reduced by the sum of all withdrawals, (your "Principal") is less than $100,000 on the day we receive the Purchase Payment, and 4% of each Purchase Payment if your Principal is $100,000 or more on the day we receive the Purchase Payment.

    If you choose this option, there may be an additional credit paid at the end of the first Account Year. If your Principal at the end of your first Account Year is greater than or equal to $100,000, and some of your Purchase Payment(s) received a credit of 3% (rather than 4%), then an additional 1% will be paid on the amount of Purchase Payment(s) that received a 3% credit.

    For example, if you deposit $80,000 at issue, deposit $70,000 two months later, and then withdraw $30,000 two months after that, you will receive (in the first Account Year) a total Purchase Payment Interest credit of $5700. The amount would be determined as follows:

        - a credit of 3% on the initial deposit of $80,000, which equals $2400, plus

        - a credit of 4% on the additional deposit of $70,000, which equal $2800, plus

        - a credit of 1% on the first Account Year Principal amount that only received 3% ($80,000 - $30,000 = $50,000), which equals $500.

      We credit Purchase Payment Interest during the same Valuation Period in which we receive the Purchase Payment. We allocate the Purchase Payment Interest to the Sub-Accounts and/or the Guarantee Periods in the same proportion as the Net Purchase Payment is allocated. For any additional 1% interest under Option
(B) or any Five-Year Anniversary Credit under Option (A), we allocate the credit on a pro-rata basis to all Sub-Accounts and/or Guarantee Periods in which you are invested, excluding any Guarantee Periods established to support a dollar cost averaging program. We will not credit interest if the Contract is returned during the "free look period." (See "Right to Return" for a description of the free look period.) After the Contract is issued, you may not change the Purchase Payment Interest option selected.

      We may credit Purchase Payment Interest at rates other than those described above on Contracts sold to officers, directors, and employees of the Company or its affiliates, registered representatives, and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees.

VARIABLE ACCOUNT VALUE

      VARIABLE ACCUMULATION UNITS

      In order to calculate your Variable Account Value, we use a measure called a Variable Accumulation Unit for each Sub-Account. Your Variable Account Value is the sum of your Account Value in each Sub-Account, which is the number of your Variable Accumulation Units for that Sub-Account times the value of each Unit.

      VARIABLE ACCUMULATION UNIT VALUE

      The value of each Variable Accumulation Unit in a Sub-Account reflects the net investment performance of that Sub-Account. We determine that value once on each day that the New York Stock Exchange is open for trading (a "Business Day"), at the close of trading, which is currently 4:00 p.m., Eastern Time. The period that begins at the time Variable Accumulation Units are valued on a Business Day and ends at that time on the next Business Day is called a Valuation Period. On days other than Business Days, the value of a Variable Accumulation Unit does not change.

      To measure these values, we use a factor -- which we call the Net Investment Factor-- which represents the net return on the Sub-Account's assets. At the end of any Valuation Period, the value of a Variable Accumulation Unit for a Sub-Account is equal to the value of that Sub-Account's Variable Accumulation Units at the end of the previous Valuation Period, multiplied by the Net Investment Factor. We calculate the Net Investment Factor by dividing
(1) the net asset value of a Fund share held in the Sub-Account at the end of that Valuation Period, plus the per share amount of any dividend or capital gains distribution made by that Fund during the Valuation Period, by (2) the net asset value per share of the Fund share at the end of the previous Valuation Period; we then deduct a factor representing the mortality and expense risk charge and administrative expense charge for each day in the Valuation Period. See "Contract Charges."

      For a hypothetical example of how we calculate the value of a Variable Accumulation Unit, see the Statement of Additional Information.

      CREDITING AND CANCELING VARIABLE ACCUMULATION UNITS

      When we receive an allocation to a Sub-Account, either from a Net Purchase Payment or a transfer of Account Value, we credit that amount to your Account in Variable Accumulation Units. Similarly, we cancel Variable Accumulation Units when you transfer or withdraw amounts from a Sub-Account, or when we deduct certain charges under the Contract. We determine the number of Units credited or canceled by dividing the dollar amount by the Variable Accumulation Unit value for that Sub-Account at the end of the Valuation Period during which the transaction or charge is effective.

FIXED ACCOUNT VALUE

      Your Fixed Account value is the sum of all amounts allocated to Guarantee Periods, either from Net Purchase Payments, transfers or renewals, plus interest credited on those amounts, and minus withdrawals, transfers out of Guarantee Periods, and any deductions for charges under the Contract taken from your Fixed Account Value.

      CREDITING INTEREST

      We credit interest on amounts allocated to a Guarantee Period at the applicable Guaranteed Interest Rate for the duration of the Guarantee Period. The Guarantee Period begins the day we apply your allocation and ends when the number of calendar years (or months if the Guarantee Period is less than one year) in the Guarantee Period (measured from the end of the calendar month in which the amount was allocated to the Guarantee Period) have elapsed. The last day of the Guarantee Period is its Expiration Date. During the Guarantee Period, we credit interest daily at a rate that yields the Guaranteed Interest Rate on an annual effective basis.

      GUARANTEE AMOUNTS

      Each separate allocation you make to a Guarantee Period, together with interest credited thereon, is called a Guarantee Amount. Each Guarantee Amount is treated separately for purposes of determining the Market Value Adjustment.

      RENEWALS

      We will notify you in writing between 45 and 75 days before the Expiration Date for any Guarantee Amount. A new Guarantee Period of the same duration will begin automatically for that Guarantee Amount on the first day following the Expiration Date, unless before the Expiration Date we receive (1) written notice from you electing a different Guarantee Period from among those we then offer or
(2) instructions to transfer the Guarantee Amount to one or more Sub-Accounts, in accordance with the transfer privilege provisions of the Contract (described below). Each new allocation to a Guarantee Period must be at least $1,000.

      EARLY WITHDRAWALS

      If you withdraw, transfer, or annuitize an allocation to a Guarantee Period before the Expiration Date, we will apply a Market Value Adjustment to the transaction. This could result in an increase or decrease of your Account Value, depending on interest rates at the time. You bear the risk that you will receive less than your principal if the Market Value Adjustment applies.

TRANSFER PRIVILEGE

      PERMITTED TRANSFERS

      During the Accumulation Phase, you may transfer all or part of your Account Value to one or more Sub-Accounts or Guarantee Periods then available, subject to the following restrictions:

      -  you may not make more than 12 transfers in any Account Year;

      - the amount transferred from a Sub-Account must be at least $1,000 unless you are transferring your entire balance in that Sub-Account;

      -  your Account Value remaining in a Sub-Account must be at least $1,000;

      - the amount transferred from a Guarantee Period must be the entire Guarantee Amount, except for transfers of interest credited during the current Account Year;

      - at least 30 days must elapse between transfers to or from Guarantee Periods;

      - transfers to or from Sub-Accounts are subject to terms and conditions that may be imposed by the Fund; and

      - we impose additional restrictions on market timers, which are further described below.

      These restrictions do not apply to transfers made under an approved dollar cost averaging program.

      There is usually no charge imposed on transfers; however, we reserve the right to impose a transfer charge of $15 for each transfer. Transfers out of a Guarantee Period more than 30 days before expiration of the period will be subject to the Market Value Adjustment described below. Under current law there is no tax liability for transfers.

      REQUESTS FOR TRANSFERS

      You may request transfers in writing or by telephone. The telephone transfer privilege is available automatically, and does not require your written election. We will require personal identifying information to process a request for transfer made by telephone. We will not be liable for following instructions communicated by telephone that we reasonably believe are genuine.

      If we receive your transfer request before 4:00 p.m. Eastern Time on a Business Day, it will be effective that day. Otherwise, it will be effective the next Business Day.

      MARKET TIMERS

      The Contracts are not designed for professional market timing organizations or other entities using programmed and frequent transfers. If you wish to employ such strategies, you should not purchase a Contract. Accordingly, transfers may be subject to restrictions if exercised by a market timing firm or any other third party authorized to initiate transfer transactions on behalf of multiple Participants. In imposing such restrictions, we may, among other things, not accept (1) the transfer instructions of any agent acting under a power of attorney on behalf of more than one Participant, or (2) the transfer instructions of individual Participants who have executed preauthorized transfer forms that are submitted at the same time by market timing firms or other third parties on behalf of more than one Participant. We will not impose these restrictions unless our actions are reasonably intended to prevent the use of such transfers in a manner that will disadvantage or potentially impair the Contract rights of other Participants.

      In addition, some of the Funds have reserved the right to temporarily or permanently refuse exchange requests from the Variable Account if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective and policies, or would otherwise potentially be adversely affected. In particular, a pattern of exchanges that coincide with a market timing strategy may be disruptive to a Fund and therefore may be refused. Accordingly, the Variable Account may not be in a position to effectuate transfers and may refuse transfer requests without prior notice. We also reserve the right, for similar reasons, to refuse or delay exchange requests involving transfers to or from the Fixed Account.

WAIVERS; REDUCED CHARGES; CREDITS; BONUS GUARANTEED INTEREST RATES

      We may reduce or waive the withdrawal charge or Account Fee, credit additional amounts, or grant bonus Guaranteed Interest Rates in certain situations. These situations may include sales of Contracts (1) where selling and/or maintenance costs associated with the Contracts are reduced, such as the sale of several Contracts to the same Participant, sales of large Contracts, and certain group sales, and (2) to officers, directors and employees of the Company or its affiliates, registered representatives and employees of broker-dealers with a current selling agreement with the Company and affiliates of such representatives and broker-dealers, employees of affiliated asset management firms, and persons who have retired from such positions ("Eligible Employees") and immediate family members of Eligible Employees. Eligible Employees and their immediate family members may also purchase a Contract without regard to minimum Purchase Payment requirements. For other situations in which withdrawal charges may be waived, see "Withdrawals, Withdrawal Charge and Market Value Adjustment."

OPTIONAL PROGRAMS

      DOLLAR COST AVERAGING

      Dollar cost averaging allows you to invest gradually, over time, in up to 12 Sub-Accounts. You may select a dollar cost averaging program at no extra charge by allocating a minimum of $1,000 to a designated Sub-Account or to a Guarantee Period we make available in connection with the program. Amounts allocated to the Fixed Account under the program will earn interest at a rate declared by the Company for the Guarantee Period you select. Each month or quarter, as you select, we will transfer the same amount automatically to one or more Sub-Accounts that you choose, up to a maximum of 12 Sub-Accounts. The program continues until your Account Value allocated to the program is depleted or you elect to stop the program. The final amount transferred from the Fixed Account will include all interest earned.

      Only Purchase Payments may be allocated to a dollar cost averaging program. Previously applied amounts may not be transferred to a dollar cost averaging program.

      No Market Value Adjustment (either positive or negative) will apply to amounts automatically transferred from the Fixed Account under the dollar cost averaging program. However, if you discontinue or alter the program prior to completion, amounts remaining in the Fixed Account will be transferred to the Sun Capital Money Market Fund Sub-Account, unless you instruct us otherwise, and the Market Value Adjustment will be applied. Any new allocation of a Purchase Payment to the program will be treated as commencing a new dollar cost averaging program and is subject to the $1,000 minimum.

      The main objective of a dollar cost averaging program is to minimize the impact of short-term price fluctuations on Account Value. In general, since you transfer the same dollar amount to the variable investment options at set intervals, dollar cost averaging allows you to purchase more Variable Accumulation Units (and, indirectly, more Fund shares) when prices are low and fewer Variable Accumulation Units (and, indirectly, fewer Fund shares) when prices are high. Therefore, you may achieve a lower average cost per Variable Accumulation Unit over the long term. A dollar cost averaging program allows you to take advantage of market fluctuations. However, it is important to understand that a dollar cost averaging program does not assure a profit or protect against loss in a declining market.

      ASSET ALLOCATION

      One or more asset allocation programs may be available in connection with the Contracts, at no extra charge. Asset allocation is the process of investing in different asset classes -- such as equity funds, fixed income funds, and money market funds -- depending on your personal investment goals, tolerance for risk, and investment time horizon. By spreading your money among a variety of asset classes, you may be able to reduce the risk and volatility of investing, although there are no guarantees, and asset allocation does not insure a profit or protect against loss in a declining market.

      Currently, you may select one of three asset allocation models, each of which represents a combination of Sub-Accounts with a different level of risk. The available models are the conservative asset allocation model, the moderate asset allocation model, and the aggressive asset allocation model. Each model allocates a different percentage of Account Value to Sub-Accounts investing in the various asset classes, with the conservative model allocating the lowest percentage to Sub-Accounts investing in the equity asset class and the aggressive model allocating the highest percentage to the equity asset class. These models, as well as the terms and conditions of the asset allocation program, are fully described in a separate brochure. Additional programs may be available in the future.

      If you elect an asset allocation program, we will automatically allocate your Purchase Payments among the Sub-Accounts represented in the model you choose. Sun Capital Advisers' Asset Allocation Committee will direct the allocations. By your election of an asset allocation program, your thereby authorize us to automatically reallocate your Account Value on a quarterly basis to reflect the current composition of the model you have selected, without further instruction, until we receive notification that you wish to terminate the program or choose a different model.

      SYSTEMATIC WITHDRAWAL PROGRAM

      If you have an Account Value of $10,000 or more, you may select our Systematic Withdrawal Program.

      Under the Systematic Withdrawal Program, you determine the amount and frequency of regular withdrawals you would like to receive from your Fixed and/or Variable Account Value and we will effect them automatically. You may change or stop the Systematic Withdrawal Program at any time, by written notice to us. Withdrawals may be included in income and subject to a 10% federal tax penalty, as well as all charges and any Market Value Adjustment applicable upon withdrawal. You should consult your adviser before choosing this option.

      PORTFOLIO REBALANCING PROGRAM

      Under the Portfolio Rebalancing Program, we transfer funds among the Sub-Accounts to maintain the percentage allocation you have selected among these Sub-Accounts. At your election, we will make these transfers on a quarterly, semi-annual or annual basis.

      Portfolio Rebalancing does not permit transfers to or from any Guarantee Period.

           WITHDRAWALS, WITHDRAWAL CHARGE AND MARKET VALUE ADJUSTMENT

CASH WITHDRAWALS

      REQUESTING A WITHDRAWAL

      At any time during the Accumulation Phase you may withdraw in cash all or any portion of your Account Value. To make a withdrawal, you must send us a written request at our Annuity Service Mailing Address. Your request must specify whether you want to withdraw the entire amount of your Account or, if less, the amount you wish to withdraw.

      All withdrawals may be subject to a withdrawal charge (see "Withdrawal Charge" below) and withdrawals from your Fixed Account Value also may be subject to a Market Value Adjustment (see "Market Value Adjustment" below). Upon request we will notify you of the amount we would pay in the event of a full or partial withdrawal. Withdrawals also may have adverse federal income tax consequences, including a 10% penalty tax. See "Federal Tax Status." You should carefully consider these tax consequences before requesting a cash withdrawal.

      FULL WITHDRAWALS

      If you request a full withdrawal, we calculate the amount we will pay you as follows. We start with the total value of your Account at the end of the Valuation Period during which we receive your withdrawal request; we deduct the Account Fee for the Account Year in which the withdrawal is made; we add or subtract the amount of any Market Value Adjustment applicable to your Fixed Account Value; and finally, we deduct any applicable withdrawal charge.

      A full withdrawal results in the surrender of your Contract, and cancellation of all rights and privileges under your Contract.

      PARTIAL WITHDRAWALS

      If you request a partial withdrawal we will pay you the actual amount specified in your request and then reduce the value of your Account by deducting the amount paid, adding or deducting any Market Value Adjustment applicable to amounts withdrawn from the Fixed Account, and deducting any applicable withdrawal charge.

      You may specify the amount you want withdrawn from each Sub-Account and/or Guarantee Amount to which your Account is allocated. If you do not so specify, we will deduct the total amount you request pro rata, based on your allocations at the end of the Valuation Period during which we receive your request.

      If you request a partial withdrawal that would result in your Account Value being reduced to an amount less than the Account Fee for the Account Year in which you make the withdrawal, we will treat it as a request for a full withdrawal.

      TIME OF PAYMENT

      We will pay you the applicable amount of any full or partial withdrawal within 7 days after we receive your withdrawal request, except in cases where we are permitted to defer payment under the Investment Company Act of 1940 and applicable state insurance law. Currently, we may defer payment of amounts you withdraw from the Variable Account only for the following periods:

      - when the New York Stock Exchange is closed (except weekends and holidays) or when trading on the New York Stock Exchange is restricted;

      - when it is not reasonably practical to dispose of securities held by a Fund or to determine the value of the net assets of a Fund, because an emergency exists; or

      - when an SEC order permits us to defer payment for the protection of Participants.

We also may defer payment of amounts you withdraw from the Fixed Account for up to six months from the date we receive your withdrawal request. We do not pay interest on the amount of any payments we defer.

      WITHDRAWAL RESTRICTIONS FOR QUALIFIED PLANS

      If yours is a Qualified Contract, you should carefully check the terms of the plan for limitations and restrictions on cash withdrawals.

      Special restrictions apply to withdrawals from Contracts used for Section 403(b) annuities. See "Federal Tax Status -- Tax-Sheltered Annuities."

WITHDRAWAL CHARGE

      We do not deduct any sales charge from your Purchase Payments when they are made. However, we may impose a withdrawal charge (known as a "contingent deferred sales charge") on certain amounts you withdraw. We impose this charge to defray some of our expenses related to the sale of the Contracts, such as commissions we pay to agents, the cost of sales literature, and other promotional costs and transaction expenses.

      FREE WITHDRAWAL AMOUNT

      In each Account Year you may withdraw a portion of your Account Value -- which we call the "free withdrawal amount" -- before incurring the withdrawal charge. For any year, the free withdrawal amount is equal to the amount of all Purchase Payments made before the last 9 Account Years that you have not previously withdrawn, plus the greater of:

      (1) your Contract's earnings (defined below) during the prior Account Year; and

      (2) 10% of the amount of all Purchase Payments you have made during the last 9 Account Years, including the current Account Year.

Any portion of the "free withdrawal amount" that you do not use in an Account Year is not cumulative -- that is, it will not be carried forward or available for use in future years.

      Your Contract's earnings during the prior Account Year are equal to:

      (a) the difference between your Account Value at the end of the prior Account Year and your Account Value at the beginning of the prior Account Year, MINUS

      (b) any Purchase Payments made during the prior Account Year, PLUS

      (c) any partial withdrawals and charges taken during the prior Account
          Year.

      For an example of how we calculate the free withdrawal amount, refer to Appendix B.

      WITHDRAWAL CHARGE ON PURCHASE PAYMENTS

      If you withdraw more than the free withdrawal amount in any Account Year, we consider the excess amount to be withdrawn first from Payments that you have not previously withdrawn. We impose the withdrawal charge on the amount of these Payments. Thus, the maximum amount on which we will impose the withdrawal charge in any year will never be more than the total of all Payments that you have not previously withdrawn.

      The amount of your withdrawal, if any, that exceeds the total of the free withdrawal amount plus the aggregate amount of all New Payments not previously withdrawn, is not subject to the withdrawal charge.

      ORDER OF WITHDRAWAL

      When you make a withdrawal, we consider the oldest Purchase Payment that you have not already withdrawn to be withdrawn first, then the next oldest, and so forth. Once all Purchase Payments are withdrawn, the balance withdrawn is considered to be accumulated value.

      CALCULATION OF WITHDRAWAL CHARGE

      We calculate the amount of the withdrawal charge by multiplying the Purchase Payments you withdraw by a percentage. The percentage varies according to the number of Account Years the Purchase Payment has been held in your Account, including the year in which you made the Payment, but not the year you withdraw it. The applicable percentages are as follows:

  NUMBER OF
   COMPLETE
ACCOUNT YEARS
 FROM TIME OF
   PAYMENT        PERCENTAGE
- --------------  ---------------
0 or 1                    8%
2 or 3                    7%
4                         6%
5                         5%
6                         4%
7                         2%
8                         1%
More than 8               0%

      For example, again using the same facts as in the example above, the percentage applicable to the withdrawals in Account Year 10 of Purchase Payments made in Account Year 8 would be 7%, because the number of Account Years the Purchase Payments have been held in your Account would be two.

      The withdrawal charge will never be greater than 8% of the aggregate amount of Purchase Payments you make under the Contract.

      For a Group Contract, we may modify the withdrawal charges and limits, upon notice to the Owner of the Group Contract. However, any modification will only apply to Accounts established after the date of the modification.

      For additional examples of how we calculate withdrawal charges, see Appendix B.

      TYPES OF WITHDRAWALS NOT SUBJECT TO WITHDRAWAL CHARGE

      If approved in your state, we will waive the withdrawal charge for a full or partial withdrawal if (a) at least one year has passed since we issued your Contract and (b) you are confined to an eligible nursing home and have been confined there for at least the preceding 180 days, or any shorter period required by your state. An "eligible nursing home" means a licensed hospital or licensed skilled or intermediate care nursing facility at which medical treatment is available on a daily basis and daily medical records are kept for each patient. You must provide us evidence of confinement in the form we determine.

      For each Qualified Contract, the free withdrawal amount in any Account Year will be the greater of the free withdrawal amount described above and any amounts required to be withdrawn to comply with the minimum distribution requirement of the Internal Revenue Code. This applies only to the portion of the required minimum distribution attributable to that Qualified Contract.

      We do not impose the withdrawal charge on amounts you apply to provide an annuity, amounts we pay as a death benefit, or amounts you transfer among the Sub-Accounts, between the Sub-Accounts and the Fixed Account, or within the Fixed Account.

MARKET VALUE ADJUSTMENT

      We will apply a market value adjustment if you withdraw or transfer amounts from your Fixed Account Value more than 30 days before the end of the applicable Guarantee Period. For this purpose, using Fixed Account Value to provide an annuity is considered a withdrawal, and the Market Value Adjustment will apply. However, we will not apply the Market Value Adjustment to automatic transfers to a Sub-Account from a Guarantee Period as part of our dollar cost averaging program.

      We apply the Market Value Adjustment separately to each Guarantee Amount in the Fixed Account -- that is to each separate allocation you have made to a Guarantee Period, together with interest credited on that allocation. However, we do not apply the adjustment to the amount of interest credited during your current Account Year. Any withdrawal from a Guarantee Amount is attributed first to such interest.

      A Market Value Adjustment may decrease, increase or have no effect on your Account Value. This will depend on changes in interest rates since you made your allocation to the Guarantee Period and the length of time remaining in the Guarantee Period. In general, if the Guaranteed Interest Rate we currently declare for Guarantee Periods equal to the balance of your Guarantee Period (or your entire Guarantee Period for Guarantee Periods of less than one year) is higher than your Guaranteed Interest Rate, the Market Value Adjustment is likely to decrease your Account Value. If our current Guaranteed Interest Rate is lower, the Market Value Adjustment is likely to increase your Account Value.

      We determine the amount of the Market Value Adjustment by multiplying the amount that is subject to the adjustment by the following formula:

                                  N/12
                      1 + I
                    ( --------  )      -1
                      1 + J + b

where:

      I is the Guaranteed Interest Rate applicable to the Guarantee Amount from which you withdraw, transfer or annuitize;

      J is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for Guarantee Periods equal to the length of time remaining in the Guarantee Period applicable to your Guarantee Amount, rounded to the next higher number of complete years, for Guarantee Periods of one year or more. For any Guarantee Periods of less than one year, J is the Guaranteed Interest Rate we declare at the time of your withdrawal, transfer or annuitization for a Guarantee Period of the same length as your Guarantee Period. If, at that time, we do not offer the applicable Guarantee Period we will use an interest rate determined by straight-line interpolation of the Guaranteed Interest Rates for the Guarantee Periods we do offer;

      N is the number of complete months remaining in your Guarantee Period; and

      b is a factor that currently is 0% but that in the future we may increase to up to 0.25%. Any increase would be applicable only to Participants who purchase their Contracts after the date of that increase.

      We will apply the Market Value Adjustment to the amount being withdrawn after deduction of any Account Fee, if applicable, but before we impose any withdrawal charge on the amount withdrawn.

      For examples of how we calculate the Market Value Adjustment, see Appendix B.

      No Market Value Adjustment will apply to Contracts issued in the states of Maryland, Texas and Washington, or to one-year Guarantee Periods under Contracts issued in the state of Oregon.

                                CONTRACT CHARGES

ACCOUNT FEE

      Each year during the Accumulation Phase of your Contract we will deduct from your Account an Account Fee to help cover the administrative expenses we incur related to the issuance of Contracts and the maintenance of Accounts. We deduct the Account Fee on each Account Anniversary, which is the anniversary of the first day of the month after we issue your Contract. In Account Years 1 through 5, the Account Fee is equal to the lesser of (a) $35 and (b) 2% of your Account Value. After Account Year 5, we may change the Account Fee each year, but the Account Fee will never exceed the lesser of (a) $50 and (b) 2% of your Account Value. We deduct the Account Fee pro rata from each Sub-Account and each Guarantee Amount, based on the allocation of your Account Value on your Account Anniversary.

      We will not charge you the Account Fee if:

      (1) your Account has been allocated only to the Fixed Account during the applicable Account Year; or

      (2)  your Account Value is more than $100,000 on your Account Anniversary.

      If you make a full withdrawal of your Account, we will deduct the full amount of the Account Fee at the time of the withdrawal. In addition, on the Annuity Commencement Date we will deduct a pro rata portion of the Account Fee to reflect the time elapsed between the last Account Anniversary and the day before the Annuity Commencement Date.

      After the Annuity Commencement Date, we will deduct an annual Account Fee of $35 in the aggregate in equal amounts from each Variable Annuity payment we make during the year. We do not deduct any fee from Fixed Annuity payments.

ADMINISTRATIVE EXPENSE CHARGE

      We deduct an administrative expense charge from the assets of the Variable Account at an annual effective rate equal to 0.15% during both the Accumulation Phase and the Income Phase. This charge is designed to reimburse expenses we incur in administering the Contracts, the Accounts and the Variable Account that are not covered by the Account Fee.

MORTALITY AND EXPENSE RISK CHARGE

      We deduct a mortality and expense charge from the assets of the Variable Account at an effective annual rate equal to 1.30% during both the Accumulation Phase and the Income Phase. The mortality risk we assume arises from our contractual obligation to continue to make annuity payments to each Annuitant, regardless of how long the Annuitant lives and regardless of how long all Annuitants as a group live. This obligation assures each Annuitant that neither the longevity of fellow Annuitants nor an improvement in life expectancy generally will have an adverse effect on the amount of any annuity payment received under the contract. The expense risk we assume is the risk that the Account Fee and administrative expense charge we assess under the Contracts may be insufficient to cover the actual total administrative expenses we incur. If the amount of the charge is insufficient to cover the mortality and expense risks, we will bear the loss. If the amount of the charge is more than sufficient to cover the risks, we will make a profit on the charge. We may use this profit for any proper corporate purpose, including the payment of marketing and distribution expenses for the Contracts.

CHARGES FOR OPTIONAL DEATH BENEFIT RIDERS

      If you have elected an optional death benefit rider, we will deduct a charge from the assets of the Variable Account based upon your age on the Contract Date. If you are less than 70 years old on the Contract Date, we will deduct a charge at an effective annual rate equal to 0.20% of the net assets of the Variable Account. If you are between 70 and 79 years old on the Contract Date, we will deduct a charge at an effective annual rate of 0.40%

PREMIUM TAXES

      Some states and local jurisdictions impose a premium tax on us that is equal to a specified percentage of the Purchase Payments you make. In many states there is no premium tax. We believe that the amounts of applicable premium taxes currently range from 0% to 3.5%. You should consult a tax adviser to find out if your state imposes a premium tax and the amount of any tax.

      In order to reimburse us for the premium tax we may pay on Purchase Payments, our policy is to deduct the amount of such taxes from the amount you apply to provide an annuity at the time of annuitization. However, we reserve the right to deduct the amount of any applicable tax from your Account at any time, including at the time you make a Purchase Payment or make a full or partial withdrawal. We do not make any profit on the deductions we make to reimburse premium taxes.

FUND EXPENSES

      There are fees and charges deducted from each Fund. These fees and expenses are described in the Fund's Prospectus and Statement of Additional Information.

MODIFICATION IN THE CASE OF GROUP CONTRACTS

      For Group Contracts, we may modify the Account Fee, the administrative expense charge and the mortality and expense risk charge upon notice to Owners. However, such modification will apply only with respect to Participant Accounts established after the effective date of the modification.

                                 DEATH BENEFIT

      If you die during the Accumulation Phase, we will pay a death benefit to your Beneficiary, using the payment method elected (a single cash payment or one of our Annuity Options). If the Beneficiary is not living on the date of death, we will pay the death benefit in one sum to your estate. We do not pay a death benefit if you die during the Income Phase. However, the Beneficiary will receive any payments provided under an Annuity Option that is in effect.

      If your spouse is your Beneficiary, upon your death your spouse may elect to continue the Contract as the Participant, rather than receive the death benefit. In that case, the Contract's Account Value will be equal to your Contract's death benefit, as calculated under the basic death benefit or under the Maximum Anniversary Account Value Rider, discussed below under "Basic Death Benefit" and "Optional Death Benefit Riders," respectively. However, if you have elected the Earnings Enhancement Rider, the Contract's Account Value on the Death Benefit Date will be equal to your Contract's death benefit as calculated under the basic death benefit. All other provisions, including any withdrawal charges and the Earnings Enhancement Rider, will continue as if your spouse had purchased the Contract on the original date of coverage.

AMOUNT OF DEATH BENEFIT

      To calculate the amount of your death benefit, we use a "Death Benefit Date." The Death Benefit Date is the date we receive proof of your death in an acceptable form ("Due Proof of Death") if you have elected a death benefit payment method before your death and it remains effective. Otherwise, the Death Benefit Date is the later of the date we receive Due Proof of Death or, the date we receive the Beneficiary's election of either payment method or, if the Beneficiary is your spouse, Contract continuation. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, the Death Benefit Date will be the last day of the 60 day period.

      The amount of the death benefit is determined as of the Death Benefit
Date.

      THE BASIC DEATH BENEFIT

        In general, if you were 85 or younger on your Contract Date (the date we accepted your first Purchase Payment), the death benefit will be the greatest of the following amounts:

      (1) Your Account Value for the Valuation Period during which the Death Benefit Date occurs;

      (2) The amount we would pay if you had surrendered your entire Account on the Death Benefit Date;

      (3) Your total Purchase Payments (adjusted for partial withdrawals as described in "Calculating the Death Benefit") as of the Death Benefit Date.

For examples of how to calculate this basic death benefit, see Appendix C.

      If you were 86 or older on your Contract Date, the death benefit is equal to amount (2) above; because this amount will reflect any applicable withdrawal charges and market value adjustment, it may be less than your Account Value.

      OPTIONAL DEATH BENEFIT RIDERS

      Subject to availability in your state, you may enhance this basic death benefit by electing one of two optional death benefit riders. You must make your election before the date on which your Contract becomes effective. You will pay a charge for any optional death benefit rider you elect. For a description of these charges, see "Charges for Optional Death Benefit Riders." These riders are only available if you are less than 80 on the Contract Date. Any optional death benefit election may not be changed after the Contract is issued. For a complete description of how the death benefits under the riders are calculated, see "Calculating the Death Benefit."

    MAXIMUM ANNIVERSARY ACCOUNT VALUE RIDER

    Under this rider, the death benefit will be the greater of:

    - any of the death benefit amounts payable under options (1), (2) and (3) under the basic death benefit, above, and

    - your highest Account Value on any Account Anniversary before your 81st birthday, adjusted for any subsequent Purchase Payments, partial withdrawals and charges made between that Account Anniversary and the Death Benefit Date.

    EARNINGS ENHANCEMENT RIDER

    Under this rider, if you were less than 70 years old on your Contract Date, the death benefit will be:

    - the greatest of any of the death benefit amounts payable under options
      (1), (2) and (3) under the basic death benefit, above, plus

    - 40% of the lesser of your net Purchase Payments and your Account Value minus net Purchase Payments, calculated as of the Death Benefit Date.

    If you were at least 70 but less than 80 on your Contract Date and you elected the Earnings Enhancement Rider, the death benefit will be:

    - the greatest of any of the death benefit amounts payable under options
      (1), (2) and (3) under the basic death benefit, above, plus

    - 25% of the lesser of your net Purchase Payments and your Account Value minus net Purchase Payments, calculated as of the Death Benefit Date.

Net Purchase Payments under this rider will be adjusted for all partial withdrawals as described in "Calculating the Death Benefit."

      If your spouse is the Beneficiary and, upon your death, your spouse elects to continue the Contract as Participant, the benefits under this optional death benefit rider will not be payable until the death of your spouse.

      For examples of how the death benefit is calculated under the Earnings Enhancement Rider, see Appendix D.

CALCULATING THE DEATH BENEFIT

      In calculating the death benefit amount payable under option (3) of the basic death benefit or either of the optional death benefit riders, any partial withdrawals will reduce the death benefit amount to an amount equal to the death benefit amount immediately before the withdrawal multiplied by the ratio of the Account Value immediately after the withdrawal to the Account Value immediately before the withdrawal.

      If the death benefit is the amount payable under options (2) or (3) of the basic death benefit or under either of the optional death benefit riders, your Account Value will be increased by the excess, if any, of that amount over option (1) of the basic death benefit. Any such increase will be allocated to the Sub-Accounts in proportion to your Account Value in those Sub-Accounts on the Death Benefit Date. Also, any portion of this new Account Value attributed to the Fixed Account will be transferred to the Sun Capital Money Market Sub-Account (without the application of a Market Value Adjustment). If your spouse, as the named Beneficiary, elects to continue the Contract after your death, your spouse may transfer any such Fixed Account portion back to the Fixed Account and begin a new Guarantee Period.

METHOD OF PAYING DEATH BENEFIT

      The death benefit may be paid in a single cash payment or as an annuity (either fixed, variable or a combination), under one or more of our Annuity Options. We describe the Annuity Options in this Prospectus under "Income Phase
- -- Annuity Provisions."

      During the Accumulation Phase, you may elect the method of payment for the death benefit. If no such election is in effect on the date of your death, the Beneficiary may elect either a single cash payment or an annuity. If the Beneficiary is the Owner's spouse, the Beneficiary may elect to continue the Contract. These elections are made by sending us a completed election form, which we will provide. If we do not receive the Beneficiary's election within 60 days after we receive Due Proof of Death, we will pay the death benefit in a single cash payment.

      If we pay the death benefit in the form of an Annuity Option, the Beneficiary becomes the Annuitant under the terms of that Annuity Option.

NON-QUALIFIED CONTRACTS

      If your Contract is a Non-Qualified Contract, special distribution rules apply to the payment of the death benefit. The amount of the death benefit must be distributed either (1) as a lump sum within 5 years after your death or (2) if in the form of an annuity, over a period not greater than the life or expected life of the "designated beneficiary" within the meaning of Section 72(s) of the Internal Revenue Code, with payments beginning no later than one year after your death.

      The person you have named a Beneficiary under your Contract, if any, will be the "designated beneficiary." If the named Beneficiary is not living, the Annuitant automatically becomes the designated beneficiary.

      If the designated beneficiary is your surviving spouse, your spouse may continue the Contract in his or her own name as Participant. To make this election, your spouse must give us written notification within 60 days after we receive Due Proof of Death. In that case, we will not pay a death benefit, and the Account Value will be increased to reflect either the basic death benefit calculation or the calculation under the Maximum Anniversary Account Value Rider. If you have elected the Earnings Enhancement Rider, your Account Value will be increased to reflect the basic death benefit calculation. The special distribution rules will then apply on the death of your spouse.

      During the Income Phase, if the Annuitant dies, the remaining value of the Annuity Option in place must be distributed at least as rapidly as the method of distribution under that option.

      If the Participant is not a natural person, these distribution rules apply on a change in, or the death of, any Annuitant or Co-Annuitant.

      Payments made in contravention of these special rules would adversely affect the treatment of the Contracts as annuity contracts under the Internal Revenue Code. Neither you nor the Beneficiary may exercise rights that would have that effect.

SELECTION AND CHANGE OF BENEFICIARY

      You select your Beneficiary in your Application. You may change your Beneficiary at any time by sending us written notice on our required form, unless you previously made an irrevocable Beneficiary designation. A new Beneficiary designation is not effective until we record the change.

PAYMENT OF DEATH BENEFIT

      Payment of the death benefit in cash will be made within 7 days of the Death Benefit Date, except if we are permitted to defer payment in accordance with the Investment Company Act of 1940. If an Annuity Option is elected, the Annuity Commencement Date will be the first day of the second calendar month following the Death Benefit Date, and your Account will remain in effect until the Annuity Commencement Date.

DUE PROOF OF DEATH

      We accept the following as proof of any person's death:

      -  an original certified copy of an official death certificate;

      - an original certified copy of a decree of a court of competent jurisdiction as to the finding of death; or

      -  any other proof we find satisfactory.

                     THE INCOME PHASE -- ANNUITY PROVISIONS

      During the Income Phase, we make regular monthly payments to your Annuitant.

      The Income Phase of your Contract begins with the Annuity Commencement Date. On that date, we apply your Account Value, adjusted as described below, under the Annuity Option or Options you have selected, and we make the first payment.

      Once the Income Phase begins, no lump sum settlement option or cash withdrawals are permitted, except pursuant to Annuity Option D, Monthly Payments for a Specified Period Certain, as described below under the heading "Annuity Options," and you cannot change the Annuity Option selected. You may request a full withdrawal before the Annuity Commencement Date, which will be subject to all charges applicable on withdrawals. See "Cash Withdrawals, Withdrawal Charge and Market Value Adjustment."

SELECTION OF THE ANNUITANT OR CO-ANNUITANT

      You select the Annuitant in your Application. The Annuitant is the person who receives payments during the Income Phase and on whose life these payments are based. In your Contract, the Annuity Options refer to the Annuitant as the "Payee." If you name someone other than yourself as Annuitant and the Annuitant dies before the Income Phase, you become the Annuitant.

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
      In a Non-Qualified Contract, if you name someone other than yourself as Annuitant, you may also select a Co-Annuitant, who will become the new Annuitant if the original Annuitant dies before the Income Phase (if both the Annuitant and Co-Annuitant die before the Income Phase, you become the Annuitant). If you have named both an Annuitant and a Co-Annuitant, you may designate one of them to become the sole Annuitant as of the Annuity Commencement Date, if both are living at that time. If you have not made that designation on the 30th day before the Annuity Commencement Date, and both the Annuitant and the Co-Annuitant are still living, the Co-Annuitant will become the Annuitant.

      When an Annuity Option has been selected as the method of paying the death benefit, the Beneficiary is the Annuitant.

SELECTION OF THE ANNUITY COMMENCEMENT DATE

      You select the Annuity Commencement Date in your Application. The following restrictions apply to the date you may select:

      - The earliest possible Annuity Commencement date is the first day of the first month following your first Account Anniversary.

      - The latest possible Annuity Commencement Date is the first day of the month following the Annuitant's 95th birthday or, if there is a Co-Annuitant, the 95th birthday of the younger of the Annuitant and Co-Annuitant.

      -  The Annuity Commencement Date must always be the first day of a month.

      You may change the Annuity Commencement Date from time to time by sending us written notice, with the following additional limitations:

      - We must receive your notice at least 30 days before the current Annuity Commencement Date.

      - The new Annuity Commencement Date must be at least 30 days after we receive the notice.

      There may be other restrictions on your selection of the Annuity Commencement Date imposed by your retirement plan or applicable law. In most situations, current law requires that for a Qualified Contract, certain minimum distributions must commence no later than April 1 following the year the Annuitant reaches age 70 1/2 (or, for Qualified Contracts other than IRAs, no later than April 1 following the year the Annuitant retires, if later than the year the Annuitant reaches age 70 1/2).

ANNUITY OPTIONS

      We offer the following Annuity Options for payments during the Income Phase. Each Annuity Option may be selected for either a Variable Annuity, a Fixed Annuity, or a combination of both. We may also agree to other settlement options, in our discretion.

      ANNUITY OPTION A -- LIFE ANNUITY

      We provide monthly payments during the lifetime of the Annuitant. Annuity payments stop when the Annuitant dies. There is no provision for continuation of any payments to a Beneficiary.

      ANNUITY OPTION B -- LIFE ANNUITY WITH 60, 120, 180 OR 240 MONTHLY PAYMENTS CERTAIN

      We make monthly payments during the lifetime of the Annuitant. In addition, we guarantee that the Beneficiary will receive monthly payments for the remainder of the period certain, if the Annuitant dies during that period. The election of a longer period results in smaller monthly payments. If no Beneficiary is designated, we pay the discounted value of the remaining payments in one sum to the Annuitant's estate. The Beneficiary may also elect to receive the discounted value of the remaining payments in one sum. The discount rate for a Variable Annuity will be the assumed interest rate in effect; the discount rate for a Fixed Annuity will be based on the interest rate we used to determine the amount of each payment.

      ANNUITY OPTION C -- JOINT AND SURVIVOR ANNUITY

      We make monthly payments during the lifetime of the Annuitant and another person you designate and during the lifetime of the survivor of the two. We stop making payments when the last survivor dies. There is no provision for continuance of any payments to a Beneficiary.

      ANNUITY OPTION D -- MONTHLY PAYMENTS FOR A SPECIFIED PERIOD CERTAIN

      We make monthly payments for a specified period of time from 10 to 30 years, as you elect. If payments under this option are paid on a variable annuity basis, the Annuitant may elect to receive in one sum the discounted value of the remaining payments, less any applicable withdrawal charge. The discount rate for this purpose will be the assumed interest rate in effect. If the Annuitant dies during the period selected, the remaining income payments are made as described under Annuity Option B. The election of this Annuity Option may result in the imposition of a penalty tax.

SELECTION OF ANNUITY OPTION

      You select one or more of the Annuity Options, which you may change from time to time during the Accumulation Phase, as long as we receive your selection or change in writing at least 30 days before the Annuity Commencement Date. If we have not received your written selection on the 30th day before the Annuity Commencement Date, you will receive Annuity Option B, for a life annuity with 120 monthly payments certain.

      You may specify the proportion of your Adjusted Account Value you wish to provide a Variable Annuity or a Fixed Annuity. Under a Variable Annuity, the dollar amount of payments will vary, while under a Fixed Annuity, the dollar amount of payments will remain the same. If you do not specify a Variable Annuity or a Fixed Annuity, your Adjusted Account Value will be divided between Variable and Fixed Annuities in the same proportions as your Account Value was divided between the Variable and Fixed Accounts on the Annuity Commencement Date. You may allocate your Adjusted Account Value applied to a Variable Annuity among the Sub-Accounts, or we will use your existing allocations.

      There may be additional limitations on the options you may elect under your particular retirement plan or applicable law.

      REMEMBER THAT THE ANNUITY OPTIONS MAY NOT BE CHANGED ONCE ANNUITY PAYMENTS BEGIN.

AMOUNT OF ANNUITY PAYMENTS

      ADJUSTED ACCOUNT VALUE

      The Adjusted Account Value is the amount we apply to provide a Variable Annuity and/or a Fixed Annuity. We calculate Adjusted Account Value by taking your Account Value on the Business Day just before the Annuity Commencement Date and making the following adjustments:

      - We deduct a proportional amount of the Account Fee, based on the fraction of the current Account Year that has elapsed;

      - If applicable, we apply the Market Value Adjustment to your Account Value in the Fixed Account, which may result in a deduction, an addition, or no change; and

      - We deduct any applicable premium tax or similar tax if not previously deducted.

      VARIABLE ANNUITY PAYMENTS

      Variable Annuity payments may vary each month. We determine the dollar amount of the first payment using the portion of your Adjusted Account Value applied to a Variable Annuity and the Annuity Payment Rates in your Contract, which are based on an assumed interest rate of 3% per year, compounded annually. See "Annuity Payment Rates."

      To calculate the remaining payments, we convert the amount of the first payment into Annuity Units for each Sub-Account; we determine the number of those Annuity Units by dividing the portion

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
of the first payment attributable to the Sub-Account by the Annuity Unit Value of that Sub-Account for the Valuation Period ending just before the Annuity Commencement Date. This number of Annuity Units for each Sub-Account will remain constant (unless the Annuitant requests an exchange of Annuity Units). However, the dollar amount of the next Variable Annuity payment -- which is the sum of the number of Annuity Units for each Sub-Account times its Annuity Unit Value for the Valuation Period ending just before the date of the payment -- will increase, decrease, or remain the same, depending on the net investment return of the Sub-Accounts.

      If the net investment return of the Sub-Accounts selected is the same as the assumed interest rate of 3%, compounded annually, the payments will remain level. If the net investment return exceeds the assumed interest rate, payments will increase and, conversely, if it is less than the assumed interest rate, payments will decrease.

      Please refer to the Statement of Additional Information for more information about calculating Variable Annuity Units and Variable Annuity payments, including examples of these calculations.

      FIXED ANNUITY PAYMENTS

      Fixed Annuity payments are the same each month. We determine the dollar amount of each Fixed Annuity payment using the fixed portion of your Adjusted Account Value and the applicable Annuity Payment Rates. These will be either (1) the rates in your Contract, which are based on a minimum guaranteed interest rate of 3% per year, compounded annually, or (2) new rates we have published and are using on the Annuity Commencement Date, if they are more favorable. See "Annuity Payment Rates."

      MINIMUM PAYMENTS

      If your Adjusted Account Value is less than $2,000, or the first annuity payment for any Annuity Option is less than $20, we will pay the Adjusted Account Value to the Annuitant in one payment.

EXCHANGE OF VARIABLE ANNUITY UNITS

      During the Income Phase, the Annuitant may exchange Annuity Units from one Sub-Account to another, up to 12 times each Account Year. To make an exchange, the Annuitant sends us, at our Annuity Service Mailing Address, a written request stating the number of Annuity Units in the Sub-Account he or she wishes to exchange and the new Sub-Account for which Annuity Units are requested. The number of new Annuity Units will be calculated so the dollar amount of an annuity payment on the date of the exchange would not be affected. To calculate this number, we use Annuity Unit values for the Valuation Period during which we receive the exchange request.

      Before exchanging Annuity Units from one Sub-Account to another, the Annuitant should carefully review the relevant Fund prospectuses for the investment objectives and risk disclosure of Funds into which the Sub-Accounts invest.

      We permit only exchanges among Sub-Accounts. No exchanges to or from a Fixed Annuity are permitted.

ACCOUNT FEE

      During the Income Phase, we deduct the annual Account Fee of $35 in equal amounts from each Variable Annuity Payment. We do not deduct the Account Fee from Fixed Annuity payments.

ANNUITY PAYMENT RATES

      The Contract contains Annuity Payment Rates for each Annuity Option described in this Prospectus. The rates show, for each $1,000 applied, the dollar amount of: (a) the first monthly Variable Annuity payment based on the assumed interest rate specified in the applicable Contract (at least 3% per year, compounded annually); and (b) the monthly Fixed Annuity payment, when this payment is based on the minimum guaranteed interest rate specified in the Contract (at least 3% per year, compounded annually). We may change these rates under Group Contracts for Accounts established after the effective date of such change (See "Other Contract Provisions -- Modification").

      The Annuity Payment Rates may vary according to the Annuity Option elected and the adjusted age of the Annuitant. The Contract also describes the method of determining the adjusted age of the Annuitant. The mortality table used in determining the Annuity Payment Rates for Options A, B and C is the 1983 Individual Annuitant Mortality Table.

ANNUITY OPTIONS AS METHOD OF PAYMENT FOR DEATH BENEFIT

      You or your Beneficiary may also select one or more Annuity Options to be used in the event of your death before the Income Phase, as described under the "Death Benefit" section of this Prospectus. In that case, your Beneficiary will be the Annuitant. The Annuity Commencement Date will be the first day of the second month beginning after the Death Benefit Date.

                           OTHER CONTRACT PROVISIONS

EXERCISE OF CONTRACT RIGHTS

      An Individual Contract belongs to the individual to whom the Contract is issued. A Group Contract belongs to the Owner. In the case of a Group Contract, the Owner may expressly reserve all Contract rights and privileges; otherwise, each Participant will be entitled to exercise such rights and privileges. In any case, such rights and privileges can be exercised without the consent of the Beneficiary (other than an irrevocably designated Beneficiary) or any other person. Such rights and privileges may be exercised only during the lifetime of the Participant before the Annuity Commencement Date, except as the Contract otherwise provides.

      The Annuitant becomes the Payee on and after the Annuity Commencement Date. The Beneficiary becomes the Payee on the death of the Participant prior to the Annuity Commencement Date, or on the death of the Annuitant after the Annuity Commencement Date. Such Payee may thereafter exercise such rights and privileges, if any, of ownership which continue.

CHANGE OF OWNERSHIP

      Ownership of a Qualified Contract may not be transferred except to: (1) the Annuitant; (2) a trustee or successor trustee of a pension or profit sharing trust which is qualified under Section 401 of the Internal Revenue Code; (3) the employer of the Annuitant, provided that the Qualified Contract after transfer is maintained under the terms of a retirement plan qualified under Section 403(a) of the Internal Revenue Code for the benefit of the Annuitant; (4) the trustee or custodian of an individual retirement account plan qualified under
Section 408 of the Internal Revenue Code for the benefit of the Participants under a Group Contract; or (5) as otherwise permitted from time to time by laws and regulations governing the retirement or deferred compensation plans for which a Qualified Contract may be issued. Subject to the foregoing, a Qualified Contract may not be sold, assigned, transferred, discounted or pledged as collateral for a loan or as security for the performance of an obligation or for any other purpose to any person other than the Company.

      The Owner of a Non-Qualified Contract may change the ownership of the Contract prior to the last Annuity Commencement Date; and each Participant, in like manner, may change the ownership interest in a Contract. A change of ownership will not be binding on us until we receive written notification. When we receive such notification, the change will be effective as of the date on which the request for change was signed by the Owner or Participant, as appropriate, but the change will be without prejudice to us on account of any payment we make or any action we take before receiving the change. If you change the Owner of a Non-Qualified Contract, you will become immediately liable for the payment of taxes on any gain realized under the Contract prior to the change of ownership, including possible liability for a 10% federal excise tax.

VOTING OF FUND SHARES

      We will vote Fund shares held by the Sub-Accounts at meetings of shareholders of the Funds or in connection with similar solicitations, but will follow voting instructions received from persons having the right to give voting instructions. During the Accumulation Phase, you will have the right to give voting instructions, except in the case of a Group Contract where the Owner has reserved this right. During the Income Phase, the Payee -- that is the Annuitant or Beneficiary entitled to receive benefits -- is the person having such voting rights. We will vote any shares attributable to us and Fund shares for which no timely voting instructions are received in the same proportion as the shares for which we receive instructions from Owners, Participants and Payees, as applicable.

      Owners of Qualified Contracts issued on a group basis may be subject to other voting provisions of the particular plan and of the Investment Company Act of 1940. Employees who contribute to plans that are funded by the Contracts may be entitled to instruct the Owners as to how to instruct us to vote the Fund shares attributable to their contributions. Such plans may also provide the additional extent, if any, to which the Owners shall follow voting instructions of persons with rights under the plans. If no voting instructions are received from any such person with respect to a particular Participant Account, the Owner may instruct the Company as to how to vote the number of Fund shares for which instructions may be given.

      Neither the Variable Account nor the Company is under any duty to provide information concerning the voting instruction rights of persons who may have such rights under plans, other than rights afforded by the Investment Company Act of 1940, or any duty to inquire as to the instructions received or the authority of Owners, Participants or others, as applicable, to instruct the voting of Fund shares. Except as the Variable Account or the Company has actual knowledge to the contrary, the instructions given by Owners under Group Contracts and Payees will be valid as they affect the Variable Account, the Company and any others having voting instruction rights with respect to the Variable Account.

      All Fund proxy material, together with an appropriate form to be used to give voting instructions, will be provided to each person having the right to give voting instructions at least 10 days prior to each meeting of the shareholders of the Fund. We will determine the number of Fund shares as to which each such person is entitled to give instructions as of the record date set by the Fund for such meeting which is expected to be not more than 90 days prior to each such meeting. Prior to the Annuity Commencement Date, the number of Fund shares as to which voting instructions may be given to the Company is determined by dividing the value of all of the Variable Accumulation Units of the particular Sub-Account credited to the Participant Account by the net asset value of one Fund share as of the same date. On or after the Annuity Commencement Date, the number of Fund shares as to which such instructions may be given by a Payee is determined by dividing the reserve held by the Company in the Sub-Account with respect to the particular Payee by the net asset value of a Fund share as of the same date. After the Annuity Commencement Date, the number of Fund shares as to which a Payee is entitled to give voting instructions will generally decrease due to the decrease in the reserve.

PERIODIC REPORTS

      During the Accumulation Period we will send you, or such other person having voting rights, at least once during each Account Year, a statement showing the number, type and value of Accumulation Units credited to your Account and the Fixed Accumulation Value of your Account, which statement shall be accurate as of a date not more than 2 months previous to the date of mailing. These periodic statements contain important information concerning your transactions with respect to a Contract. It is your obligation to review each such statement carefully and to report to us, at the address or telephone number provided on the statement, any errors or discrepancies in the information presented therein within 60 days of the date of such statement. Unless we receive notice of any such error or discrepancy from you within such period, we may not be responsible for correcting the error or discrepancy.

      In addition, every person having voting rights will receive such reports or prospectuses concerning the Variable Account and the Funds as may be required by the Investment Company Act of 1940 and the Securities Act of 1933. We will also send such statements reflecting transactions in your Account as may be required by applicable laws, rules and regulations.

      Upon request, we will provide you with information regarding fixed and variable accumulation values.

SUBSTITUTION OF SECURITIES

      Shares of any or all Funds may not always be available for investment under the Contract. We may add or delete Funds or other investment companies as variable investment options under the Contracts. We may also substitute for the shares held in any Sub-Account shares of another registered open-end investment company or unit investment trust, provided that the substitution has been approved , if required, by the SEC. In the event of any substitution pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the substitution.

CHANGE IN OPERATION OF VARIABLE ACCOUNT

      At our election and subject to any necessary vote by persons having the right to give instructions with respect to the voting of Fund shares held by the Sub-Accounts, the Variable Account may be operated as a management company under the Investment Company Act of 1940 or it may be deregistered under the Investment Company Act of 1940 in the event registration is no longer required. Deregistration of the Variable Account requires an order by the SEC. In the event of any change in the operation of the Variable Account pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change and take such other action as may be necessary and appropriate to effect the change.

SPLITTING UNITS

      We reserve the right to split or combine the value of Variable Accumulation Units, Annuity Units or any of them. In effecting any such change of unit values, strict equity will be preserved and no change will have a material effect on the benefits or other provisions of the Contract.

MODIFICATION

      Upon notice to the Participant, in the case of an Individual Contract, and the Owner and Participant(s), in the case of a Group Contract (or the Payee(s) during the Income Phase), we may modify the Contract if such modification: (i) is necessary to make the Contract or the Variable Account comply with any law or regulation issued by a governmental agency to which the Company or the Variable Account is subject; (ii) is necessary to assure continued qualification of the Contract under the Internal Revenue Code or other federal or state laws relating to retirement annuities or annuity contracts; (iii) is necessary to reflect a change in the operation of the Variable Account or the Sub-Account(s) (See "Change in Operation of Variable Account"); (iv) provides additional Variable Account and/or fixed accumulation options; or (v) as may otherwise be in the best interests of Owners, Participants, or Payees, as applicable. In the event of any such modification, we may make appropriate endorsement in the Contract to reflect such modification.

      In addition, upon notice to the Owner, we may modify a Group Contract to change the withdrawal charges, Account Fees, mortality and expense risk charges, administrative expense charges, the tables used in determining the amount of the first monthly variable annuity and fixed annuity payments and the formula used to calculate the Market Value Adjustment, provided that such modification applies only to Participant Accounts established after the effective date of such modification. In order to exercise our modification rights in these particular instances, we must notify the Owner of such modification in writing. The notice shall specify the effective date of such modification which must be at least 60 days following the date we mail notice of modification. All of the charges and the annuity tables which are provided in the Group Contract prior to any such modification will remain in effect permanently, unless improved by the Company, with respect to Participant Accounts established prior to the effective date of such modification.

DISCONTINUANCE OF NEW PARTICIPANTS

      We may limit or discontinue the acceptance of new Applications and the issuance of new Certificates under a Group Contract by giving 30 days prior written notice to the Owner. This will not affect rights or benefits with respect to any Participant Accounts established under such Group Contract prior to the effective date of such limitation or discontinuance.

RESERVATION OF RIGHTS

      We reserve the right, to the extent permitted by law, to: (1) combine any 2 or more variable accounts; (2) add or delete Funds or other investment companies and corresponding Sub-Accounts; (3) add or remove Guarantee Periods available at any time for election by a Participant; and (4) restrict or eliminate any of the voting rights of Participants (or Owners) or other persons who have voting rights as to the Variable Account. Where required by law, we will obtain approval of changes from Participants or any appropriate regulatory authority. In the event of any change pursuant to this provision, we may make appropriate endorsement to the Contract to reflect the change.

RIGHT TO RETURN

      If you are not satisfied with your Contract, you may return it by mailing or delivering it to us at the Annuity Service Mailing Address on the cover of this Prospectus within 10 days after it was delivered to you. When we receive the returned Contract, it will be cancelled and we will refund to you your Account Value less any Purchase Payment Interest credited at the end of the Valuation Period during which we received it. However, if applicable state law requires we will return the full amount of any Purchase Payment(s) we received. State law may also require us to give you a longer "free look" period or allow you to return the Contract to your sales representative.

      If you are establishing an Individual Retirement Account ("IRA"), the Internal Revenue Code requires that we give you a disclosure statement containing certain information about the Contract and applicable legal requirements. We must give you this statement on or before the date the IRA is established. If we give you the disclosure statement before the seventh day preceding the date the IRA is established, you will not have any right of revocation under the Code. If we give you the disclosure statement at a later date, then you may give us a notice of revocation at any time within 7 days after your Contract Date. Upon such revocation, we will refund your Purchase Payment(s). This right of revocation with respect to an IRA is in addition to the return privilege set forth in the preceding paragraph. We allow a Participant establishing an IRA a "ten day free-look," notwithstanding the provisions of the Internal Revenue Code.

                               FEDERAL TAX STATUS

INTRODUCTION

      This section describes general federal income tax consequences based upon our understanding of current federal tax laws. Actual federal tax consequences may vary depending on, among other things, the type of retirement plan with which you use a Contract and whether (depending on the site of Contract issuance) Puerto Rico tax law applies. Also, Congress has the power to enact legislation affecting the tax treatment of annuity contracts, and such legislation could apply retroactively to Contracts that you purchased before the date of enactment. We do not make any guarantee regarding the federal, state, or local tax status of any Contract or any transaction involving any Contract. You should consult a qualified tax professional for advice before purchasing a Contract or executing any other transaction (such as a rollover, distribution, withdrawal or payment) involving a Contract.

DEDUCTIBILITY OF PURCHASE PAYMENTS

      For federal income tax purposes, Purchase Payments made under Non-Qualified Contracts are not deductible.

PRE-DISTRIBUTION TAXATION OF CONTRACTS

      Generally, an increase in the value of a Contract will not give rise to tax, prior to distribution.

      However, corporate (or other non-natural person) Owners of, and Participants under, a Non-Qualified Contract incur current tax, regardless of distribution, on Contract value increases. Such current taxation does not apply, though, to (i) immediate annuities, which the Internal Revenue Code (the "Code") defines as a single premium contract with an annuity commencement date within one year of the date of purchase, or (ii) any Contract that the non-natural person holds as agent for a natural person (such as where a bank or other entity holds a Contract as trustee under a trust agreement).

      The Internal Revenue Service could assert that Owners or Participants under both Qualified Contracts and Non-Qualified Contracts annually receive a taxable deemed distribution equal to the cost of any life insurance benefit under the Contract.

      You should note that qualified retirement investments automatically provide tax deferral regardless of whether the underlying contract is an annuity.

DISTRIBUTIONS AND WITHDRAWALS FROM NON-QUALIFIED CONTRACTS

      The Account Value will include an amount attributable to Purchase Payments, the return of which is not taxable, and an amount attributable to investment earnings, the return of which is taxable at ordinary income rates. The relative portions of a distribution that derive from nontaxable Purchase Payments and taxable investment earnings depend upon the timing of the distribution.

      If you withdraw less than your entire Account Value under a Non-Qualified Contract before the Annuity Commencement Date, you must treat the withdrawal first as a return of investment earnings. You may treat only withdrawals in excess of the amount of the Account Value attributable to investment earnings as a return of Purchase Payments. Account Value amounts assigned or pledged as collateral for a loan will be treated as if withdrawn from the Contract.

      If a Payee receives annuity payments under a Non-Qualified Contract after the Annuity Commencement Date, however, the Payee treats a portion of each payment as a nontaxable return of Purchase Payments. In general, the nontaxable portion of such a payment bears the same ratio to the total payment as the Purchase Payments bear to the Payee's expected return under the Contract. The remainder of the payment constitutes a taxable return of investment earnings. Once the Payee has received nontaxable payments in an amount equal to total Purchase Payments, all future distributions constitute fully taxable ordinary income. If the Annuitant dies before the Payee recovers the full amount of Purchase Payments, the Payee may deduct an amount equal to unrecovered Purchase Payments.

      Upon the transfer of a Non-Qualified Contract by gift (other than to the Participant's spouse), the Participant must treat an amount equal to the Account Value minus the total amount paid for the Contract as income.

      A penalty tax of 10% may apply to taxable cash withdrawals and lump-sum payments from Non-Qualified Contracts. This penalty will not apply in certain circumstances, such as distributions pursuant to the death of the Participant or distributions under an immediate annuity (as defined above), or after age
59 1/2.

DISTRIBUTIONS AND WITHDRAWALS FROM QUALIFIED CONTRACTS

      Generally, distributions from a Qualified Contract will constitute fully taxable ordinary income. Also, a 10% penalty tax will, except in certain circumstances, apply to distributions prior to age 59 1/2.

      Distributions from a Qualified Contract are not subject to current taxation or a 10% penalty, however, if:

      - the distribution is a hardship distribution or part of a series of payments for life or for a specified period of 10 years or more (an "eligible rollover distribution"), and

      - the Participant or Payee rolls over the distribution (with or without actually receiving the distribution) into a qualified retirement plan eligible to receive the rollover.

      Only you or your spouse may elect to roll over a distribution to an eligible retirement plan.

WITHHOLDING

      In the case of an eligible rollover distribution (as defined above) from a Qualified Contract (other than from a Contract issued for use with an individual retirement account), we (or the plan administrator) must withhold and remit to the U.S. Government 20% of the distribution, unless the Participant or Payee elects to make a direct rollover of the distribution to another qualified retirement plan that is eligible to receive the rollover; however, only you and your spouse may elect a direct rollover. In the case of a distribution from (i) a Non-Qualified Contract, (ii) a Qualified Contract issued for use with an individual retirement account, or (iii) a Qualified Contract where the distribution is not an eligible rollover distribution, we will withhold and remit to the U.S. Government a part of the taxable portion of each distribution unless, prior to the distribution, the Participant or Payee provides us his or her taxpayer identification number and instructs us (in the manner prescribed) not to withhold. The Participant or Payee may credit against his or her federal income tax liability for the year of distribution any amounts that we (or the plan administrator) withhold.

PURCHASE OF IMMEDIATE ANNUITY CONTRACT AND DEFERRED ANNUITY CONTRACT

      You should consider the following information only if you intend to purchase an immediate annuity contract and a deferred annuity contract together. We understand that the Treasury Department might reconsider the tax treatment of annuity payments under an immediate annuity contract (as defined above) purchased together with a deferred annuity contract. We believe that any adverse change in the existing tax treatment of such immediate annuity contracts would not apply to contracts issued before the Treasury Department announces the change. However, there can be no assurance that the Treasury Department will not apply any such change retroactively.

INVESTMENT DIVERSIFICATION AND CONTROL

      The Treasury Department has issued regulations that prescribe investment diversification requirements for mutual fund series underlying nonqualified variable contracts. Contracts must comply with these regulations to qualify as annuities for federal income tax purposes. Contracts that do not meet the guidelines are subject to current taxation on annual increases in value. We believe that each Fund complies with these regulations. The preamble to the regulations states that the Internal Revenue Service may promulgate guidelines under which an owner's excessive control over investments underlying the contract will preclude the contract from qualifying as an annuity for federal tax purposes. We cannot predict whether such guidelines, if in fact promulgated, will be retroactive. We will take any action (including modification of the Contract and/or the Variable Account) necessary to comply with any retroactive guidelines.

TAX TREATMENT OF THE COMPANY AND THE VARIABLE ACCOUNT

      As a life insurance company under the Code, we will record and report operations of the Variable Account separately from other operations. The Variable Account will not, however, constitute a regulated investment company or any other type of taxable entity distinct from our other operations. We will not incur tax on the income of the Variable Account (consisting primarily of interest, dividends, and net capital gains) if we use this income to increase reserves under Contracts participating in the Variable Account.

QUALIFIED RETIREMENT PLANS

      You may use Qualified Contracts with several types of qualified retirement plans. Because tax consequences will vary with the type of qualified retirement plan and the plan's specific terms and conditions, we provide below only brief, general descriptions of the consequences that follow from using Qualified Contracts in connection with various types of qualified retirement plans. We stress that the rights of any person to any benefits under these plans may be subject to the terms and conditions of the plans themselves, regardless of the terms of the Qualified Contracts that you are using. These terms and conditions may include restrictions on, among other things, ownership, transferability, assignability, contributions and distributions. Owners, Participants, Payees, Beneficiaries and administrators of qualified retirement plans should consider, with the guidance of a tax adviser, whether the death benefit payable under the Contract affects the qualified status of their retirement plan.

PENSION AND PROFIT-SHARING PLANS

      Sections 401(a), 401(k) and 403(a) of the Code permit business employers and certain associations to establish various types of retirement plans for employees. The Tax Equity and Fiscal Responsibility Act of 1982 eliminated most differences between qualified retirement plans of corporations and those of self-employed individuals. Self-employed persons may therefore use Qualified Contracts as a funding vehicle for their retirement plans, as a general rule.

TAX-SHELTERED ANNUITIES

      Section 403(b) of the Code permits public school employees and employees of certain types of charitable, educational and scientific organizations specified in Section 501(c)(3) of the Code to purchase annuity contracts and, subject to certain limitations, exclude the amount of purchase payments from gross income for tax purposes. The Code imposes restrictions on cash withdrawals from Section 403(b) annuities.

      If the Contracts are to receive tax deferred treatment, cash withdrawals of amounts attributable to salary reduction contributions (other than withdrawals of accumulation account value as of December 31, 1988) may be made only when the Participant attains age 59 1/2, separates from service with the employer, dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code). These restrictions apply to (i) any post-1988 salary reduction contributions, (ii) any growth or interest on post-1988 salary reduction contributions, and (iii) any growth or interest on pre-1989 salary reduction contributions that occurs on or after January 1, 1989. It is permissible, however, to withdraw post-1988 salary reduction contributions in cases of financial hardship. While the Internal Revenue Service has not issued specific rules defining financial hardship, we expect that to qualify for a hardship distribution, the Participant must have an immediate and heavy bona fide financial need and lack other resources reasonably available to satisfy the need. Hardship withdrawals (as well as certain other premature withdrawals) will be subject to a 10% tax penalty, in addition to any withdrawal charge applicable under the Contracts. Under certain circumstances the 10% tax penalty will not apply if the withdrawal is for medical expenses.

      Under the terms of a particular Section 403(b) plan, the Participant may be entitled to transfer all or a portion of the Account Value to one or more alternative funding options. Participants should consult the documents governing their plan and the person who administers the plan for information as to such investment alternatives.

INDIVIDUAL RETIREMENT ACCOUNTS

      Sections 219 and 408 of the Code permit eligible individuals to contribute to an individual retirement program, including Simplified Employee Pension Plans, Employer/Association of Employees Established Individual Retirement Account Trusts, and Simple Retirement Accounts. Such IRAs are subject to limitations on contribution levels, the persons who may be eligible, and on the time when distributions may commence. In addition, certain distributions from some other types of retirement plans may be placed in an IRA on a tax-deferred basis. If we sell Contracts for use with IRAs, the Internal Revenue Service or other agency may impose supplementary information requirements. We will provide purchasers of the Contracts for such purposes with any necessary information. You will have the right to revoke the Contract under certain circumstances, as described in the section of this Prospectus entitled "Right to Return."

ROTH IRAS

      Section 408A of the Code permits an individual to contribute to an individual retirement program called a Roth IRA. Unlike contributions to a traditional IRA under Section 408 of the Code, contributions to a Roth IRA are not tax-deductible. Provided certain conditions are satisfied, distributions are generally tax-free. Like traditional IRAs, Roth IRAs are subject to limitations on contribution amounts and the timing of distributions. If an individual converts a traditional IRA into a Roth IRA the full amount of the IRA is included in taxable income. The Internal Revenue Service and other agencies may impose special information requirements with respect to Roth IRAs. If and when we make Contracts available for use with Roth IRAs, we will provide any necessary information.

                        ADMINISTRATION OF THE CONTRACTS

      We perform certain administrative functions relating to the Contracts, Participant Accounts, and the Variable Account. These functions include, but are not limited to, maintaining the books and records of the Variable Account and the Sub-Accounts; maintaining records of the name, address, taxpayer identification number, Contract number, Participant Account number and type, the status of each Participant Account and other pertinent information necessary to the administration and operation of the Contracts; processing Applications, Purchase Payments, transfers and full and partial withdrawals; issuing Contracts and Certificates; administering annuity payments; furnishing accounting and valuation services; reconciling and depositing cash receipts; providing confirmations; providing toll-free customer service lines; and furnishing telephonic transfer services.

                         DISTRIBUTION OF THE CONTRACTS

      We offer the Contracts on a continuous basis. The Contracts are sold by licensed insurance agents in those states where the Contracts may be lawfully sold. Such agents will be registered representatives of broker-dealers registered under the Securities Exchange Act of 1934 who are members of the National Association of Securities Dealers, Inc. and who have entered into distribution agreements with the Company and the general distributor, Clarendon Insurance Agency, Inc. ("Clarendon"), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481. Clarendon, a wholly-owned subsidiary of the Company, is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers, Inc.

      Commissions and other distribution compensation will be paid by the Company to the selling agents and will not be more than 6.25% of Purchase Payments. In addition, after the first Account Year, broker-dealers who have entered into distribution agreements with the Company may receive an annual renewal commission of no more than 0.50% of the Participant's Account Value. In addition to commissions, the Company may, from time to time, pay or allow additional promotional incentives, in the form of cash or other compensation. We reserve the right to offer these additional incentives only to certain broker-dealers that sell or are expected to sell during specified time periods certain minimum amounts of the Contracts or Certificates or other contracts offered by the Company. Promotional incentives may change at any time. Commissions may be waived or reduced in connection with certain transactions described in this Prospectus under the heading "Waivers; Reduced Charges; Credits; Bonus Guaranteed Interest Rates."

                            PERFORMANCE INFORMATION

      From time to time the Variable Account may publish reports to shareholders, sales literature and advertisements containing performance information relating to the variable options. This information may include standardized and non-standardized "Average Annual Total Return," "Cumulative Growth Rate" and "Compound Growth Rate." We may also advertise "yield" and "effective yield" for some variable options.

      Average Annual Total Return measures the net income of the variable option and any realized or unrealized gains or losses of the Funds in which it invests, over the period stated. Average Annual Total Return figures are annualized and represent the average annual percentage change in the value of an investment in a variable option over that period. Standardized Average Annual Total Return information covers the period since we started offering the Sub-Accounts available under the Futurity products or, if shorter, the life of the Sub-Account. Non-standardized Average Annual Total Return covers the life of each Fund, which may predate the Futurity products. Cumulative Growth Rate represents the cumulative change in the value of an investment in the variable option for the period stated, and is arrived at by calculating the change in the Accumulation Unit Value of a variable option between the first and last day of the period being measured. The difference is expressed as a percentage of the Accumulation Unit Value at the beginning of the base period. "Compound Growth Rate" is an annualized measure, calculated by applying a formula that determines the level of return which, if earned over the entire period, would produce the cumulative return.

      Average Annual Total Return figures assume an initial purchase payment of $1,000 and reflect all applicable withdrawal and Contract charges. The Cumulative Growth Rate and Compound Growth Rate figures that we advertise do not reflect withdrawal charges, the Account Fee, or any Purchase Payment Interest, although such figures do reflect all recurring charges. If such figures were calculated to reflect Purchase Payment Interest credited, the calculation would also reflect any withdrawal charges made. Results calculated without withdrawal and/or certain Contract charges will be higher. We may also use other types of rates of return that do not reflect withdrawal and Contract charges.

      The performance figures used by the Variable Account are based on the actual historical performance of the Funds for the specified periods, and the figures are not intended to indicate future performance.

      Yield is a measure of the net dividend and interest income earned over a specific one month or 30-day period (7-day period for the Sun Capital Money Market Fund Sub-Account), expressed as a percentage of the value of the variable options Accumulation Units. Yield is an annualized figure, which means that we assume that the variable options generates the same level of net income over a one-year period and compound that income on a semi-annual basis. We calculate the effective yield for the Sun Capital Money Market Fund Sub-Account similarly, but include the increase due to assumed compounding. The Sun Capital Money Market Fund Sub-Account's effective yield will be slightly higher than its yield as a result of its compounding effect.

      The Variable Account may also from time to time compare its investment performance to various unmanaged indices or other variable annuities and may refer to certain rating and other organizations in its marketing materials. More information on performance and our computations is set forth in the Statement of Additional Information.

      The Company may also advertise the ratings and other information assigned to it by independent industry ratings organizations. Some of these organizations are A.M. Best, Moody's Investor's Service, Standard and Poor's Insurance Rating Services, and Duff and Phelps. Each year A.M. Best reviews the financial status of thousands of insurers, culminating in the assignment of Best's rating. These ratings reflect A.M. Best's current opinion of the relevant financial strength and operating performance of an insurance company in comparison to the norms of the life/health industry. Best's ratings range from A++ to F. Standard and Poor's and Duff and Phelps' ratings measure the ability of an insurance company to meet its obligations under insurance policies it issues. These two ratings do not measure the insurance company's ability to meet non-policy obligations. Ratings in general do not relate to the performance of the Sub-Accounts.

      We may also advertise endorsements from organizations, individuals or other parties that recommend the Company or the Contracts. We may occasionally include in advertisements (1) comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets; or (2) discussions of alternative investment vehicles and general economic conditions.

                             AVAILABLE INFORMATION

      The Company and the Variable Account have filed with the SEC registration statements under the Securities Act of 1933 relating to the Contracts. This Prospectus does not contain all of the information contained in the registration statements and their exhibits. For further information regarding the Variable Account, the Company and the Contracts, please refer to the registration statements and their exhibits.

      In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934. We file reports and other information with the SEC to meet these requirements. You can inspect and copy this information and our registration statements at the SEC's public reference facilities at the following locations: WASHINGTON, D.C. -- 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549; CHICAGO, ILLINOIS -- 500 West Madison Street, Chicago, IL 60661; NEW YORK, NEW YORK -- 7 World Trade Center, 13th Floor, New York, NY 10048. The Washington, D.C. office will also provide copies by mail for a fee. You may also find these materials on the SEC's website (http:// www.sec.gov).

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The Company's Annual Report on Form 10-K for the year ended December 31, 1998 filed with the SEC is incorporated by reference in this Prospectus. Any statement contained in a document we incorporate by reference is deemed modified or superceded to the extent that a later filed document, including this Prospectus, shall modify or supercede that statement. Any statement so modified or superceded shall not be deemed, except as so modified or superceded, to constitute part of this Prospectus.

      The Company will furnish, without charge, to each person to whom a copy of this Prospectus is delivered, upon the written or oral request of such person, a copy of the document referred to above which has been incorporated by reference in this Prospectus, other than exhibits to such document (unless such exhibits are specifically incorporated by reference in this Prospectus). Requests for such document should be directed to the Secretary, Sun Life Assurance Company of Canada (U.S.), One Sun Life Executive Park, Wellesley Hills, Massachusetts 02481, telephone (800) 225-3950.

                    ADDITIONAL INFORMATION ABOUT THE COMPANY

BUSINESS OF THE COMPANY

      We are engaged in the sale of individual variable life insurance and individual and group fixed and variable annuities. These contracts are sold in both the tax qualified and non-tax qualified markets. These products are distributed through individual insurance agents, insurance brokers and registered broker-dealers.

      The following table sets forth premiums and deposits by major product categories for each of the last three years. See notes to financial statements for industry segment information.

                                      1998          1997          1996
                                  ------------  ------------  ------------
                                               (IN THOUSANDS)
Individual insurance products     $    155,907  $    204,670  $    207,845
Retirement products               $  2,194,895  $  2,204,693  $  1,834,327
                                  ------------  ------------  ------------
                                  $  2,350,802  $  2,409,363  $  2,042,172
                                  ------------  ------------  ------------
                                  ------------  ------------  ------------

      We have obtained authorization to do business in 48 states, the District of Columbia and Puerto Rico, and anticipate that we will be authorized to do business in all states except New York. We have formed a wholly-owned subsidiary, Sun Life Insurance and Annuity Company of New York, which issues individual fixed and combination fixed/variable annuity contracts and group life and long-term disability insurance in New York. Our other active subsidiaries are Sun Capital Advisers, Inc., a registered investment adviser, Clarendon Insurance Agency, Inc., a registered broker-dealer that acts as the general distributor of the Contracts and other annuity and life insurance contracts that we and our affiliates issue, Sun Life of Canada (U.S.) Distributors, Inc., a registered broker-dealer and investment adviser, New London Trust, F.S.B., a federally chartered savings bank, Sun Life Financial Services Limited, which provides off-shore administrative services to us and our parent, Sun Life Assurance

Company of Canada ("Sun Life (Canada)"), and Sun Life Information Services Ireland Limited, an offshore technology center.

      We are a wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco"). Life Holdco is a wholly-owned subsidiary of Sun Life Assurance Company of Canada -- U.S. Operations Holdings, Inc. ("U.S. Holdco"). U.S. Holdco is a wholly-owned subsidiary of Sun Life (Canada), 150 King Street West, Toronto, Ontario, Canada. Sun Life (Canada) is a mutual life insurance company incorporated pursuant to Act of Parliament of Canada in 1865 and currently transacts business in all of the Canadian provinces and territories, all U.S. states (except New York), the District of Columbia, Puerto Rico, the Virgin Islands, Great Britain, Ireland, Hong Kong, Bermuda and the Philippines.

SELECTED FINANCIAL DATA

      The following selected financial data for the Company should be read in conjunction with the statutory financial statements of the Company and notes thereto included in this Prospectus beginning on page 55.

                                                        FOR THE                     FOR THE YEARS ENDED DECEMBER 31,
                                                     PERIOD ENDED    ---------------------------------------------------------------
                                                     JUNE 30, 1999      1998         1997         1996         1995         1994
                                                     -------------   -----------  -----------  -----------  -----------  -----------
                                                                                     (IN THOUSANDS)
 Revenues
   Premiums, annuity deposits and other revenue       $ 1,474,229    $ 2,581,463  $ 2,623,629  $ 2,215,322  $ 1,883,901  $ 1,997,525
   Net investment income and realized gains                83,175        187,208      298,121      310,172      315,966      312,583
                                                     -------------   -----------  -----------  -----------  -----------  -----------
                                                        1,557,404      2,768,671    2,921,750    2,525,494    2,199,867    2,310,108
                                                     -------------   -----------  -----------  -----------  -----------  -----------
 Benefits and expenses
   Policyholder benefits                                1,387,356      2,416,950    2,579,104    2,232,528    1,995,208    2,102,290
   Other expenses                                         115,776        214,607      206,065      175,342      150,937      186,892
                                                     -------------   -----------  -----------  -----------  -----------  -----------
                                                        1,503,132      2,631,557    2,785,169    2,407,870    2,146,145    2,289,182
                                                     -------------   -----------  -----------  -----------  -----------  -----------
 Operating gain                                            54,272        137,114      136,581      117,624       53,722       20,926
 Federal income tax expense (benefit)                      12,921         11,713        7,339       (5,400)      17,807       19,469
                                                     -------------   -----------  -----------  -----------  -----------  -----------
 Net income                                           $    41,351    $   125,401  $   129,242  $   123,024  $    35,915  $     1,457
                                                     -------------   -----------  -----------  -----------  -----------  -----------
                                                     -------------   -----------  -----------  -----------  -----------  -----------
 Assets                                               $17,812,745    $16,902,621  $15,925,357  $13,621,952  $12,359,683  $10,117,822
                                                     -------------   -----------  -----------  -----------  -----------  -----------
                                                     -------------   -----------  -----------  -----------  -----------  -----------
 Surplus notes                                        $   565,000    $   565,000  $   565,000  $   315,000  $   650,000  $   335,000
                                                     -------------   -----------  -----------  -----------  -----------  -----------
                                                     -------------   -----------  -----------  -----------  -----------  -----------

See Note 1 to financial statements for changes in accounting principles and reporting.

See discussion in Management's Discussion and Analysis of Financial Conditions and Results of Operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY STATEMENT

      This Prospectus includes forward looking statements by the Company under the Private Securities Litigation Reform Act of 1995. These statements are not matters of historical fact; they relate to such topics as future product sales, Year 2000 compliance, volume growth, market share, market risk and financial goals. It is important to understand that these forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those that the statements anticipate. These risks and uncertainties may concern, among other things:

      - The Company's ability to identify and address Year 2000 issues successfully, in a timely manner, and at reasonable cost. They also may concern the ability of the Company's vendors, suppliers, other service providers, and customers to successfully address their own Year 2000 issues in a timely manner.

      - Heightened competition, particularly in terms of price, product features, and distribution capability, which could constrain the Company's growth and profitability.

      -  Changes in interest rates and market conditions.

      -  Regulatory and legislative developments.

      -  Developments in consumer preferences and behavior patterns.

RESULTS OF OPERATIONS FOR DECEMBER 31, 1998

NET INCOME

      Net income decreased by $3.8 million to $125.4 million in 1998, reflecting an increase of $22.5 million in income from operations and a decrease of $26.3 million in net realized capital gains. (In the following discussion, "income from operations" refers to the statutory statement of operations line item, net gain from operations after dividends to policyholders and federal income tax and before realized capital gains.)

      Income from operations increased from $102.5 million in 1997 to $125.0 million in 1998, mainly as a result of the following factors:

      - A $16.7 million increase, to $31.4 million in 1998, in the income from operations from the Company's Retirement Products and Services segment. (This is discussed in the "Retirement Products and Services Segment" section below.)

      - The effect of terminating certain reinsurance agreements with the Company's ultimate parent. The termination of these agreements was the predominant factor in the $71.1 million increase in income from operations for the Company's Individual Insurance segment.

      - The effects of the Company's December 1997 reorganization (described in the "Corporate Segment" section below), as a result of which Massachusetts Financial Services Company ("MFS") was no longer a subsidiary of the Company. As a result of this reorganization, dividends from subsidiaries were lower in 1998 than in 1997 and certain subsidiary tax benefits were no longer available to the Company. Also affecting income from operations for the Corporate segment in 1998 was that income earned on the proceeds of a December 1997 issuance of a $250 million surplus note was lower than the related interest expense.

      Net realized capital gains decreased from $26.7 million in 1997 to $0.4 million in 1998. This change also reflected the Company's reorganization, as a result of which the Company had a realized capital gain of $21.2 million in 1997.

      Net income increased by $6.2 million to $129.2 million in 1997, as compared to 1996 reflecting a decrease of $15.6 million in income from operations and an increase of $21.8 million in net realized capital gains.

      Income from operations decreased from $118.2 million in 1996 to $102.5 million in 1997, mainly as a result of the following factors:

      - A $7.6 million decrease, to $14.7 million, in income from operations from the Company's Retirement Products and Services segment. (This is discussed in the "Retirement Products and Services Segment" section below.)

      - An increase of $6.5 million, compared to 1996, in the effects of the reinsurance arrangements between the Company and its ultimate parent.

      - A decrease, by approximately $9 million, in dividends from subsidiaries, as well as higher taxes and expenses in the Corporate segment.

      As noted above, the $21.9 million increase in net realized capital gains, from $4.8 million in 1996 to $26.7 million in 1997, was caused mainly by the December 1997 Company reorganization, as a result of which the Company had a realized capital gain of $21.2 million in 1997.

INCOME FROM OPERATIONS BY SEGMENT

      The Company's income from operations reflects the operations of its three business segments: the Retirement Products and Services segment, the Individual Insurance segment and the Corporate segment. The following table provides a summary:

                       Income from Operations by Segment*
                                ($ in millions)

                                                                                                            % CHANGE
                                                                                                  ----------------------------
                                                                   1998       1997       1996       1998/1997      1997/1996
                                                                 ---------  ---------  ---------  -------------  -------------
Individual Insurance                                                  89.1       18.0       11.5       395.0%          56.5%
Retirement Products and Services                                      31.4       14.7       22.3       113.6%         (34.1)%
Corporate                                                              4.5       69.8       84.4       (93.6)%        (17.3)%
                                                                 ---------  ---------  ---------       -----          -----
                                                                     125.0      102.5      118.2        22.0%         (13.3)%
                                                                 ---------  ---------  ---------       -----          -----
                                                                 ---------  ---------  ---------       -----          -----

*Before realized capital gains

      These results are discussed more fully below.

      RETIREMENT PRODUCTS AND SERVICES SEGMENT

      The Retirement Products and Services segment focuses on the savings and retirement needs of those preparing for retirement or those who have already retired. It primarily markets to upscale consumers in the U.S., selling individual and group fixed and variable annuities. Its major product lines, "Regatta" and "Futurity," are combination fixed/variable annuities. In these combination annuities, contract holders have the choice of allocating payments either to a fixed account, which provides a guaranteed rate of return, or to variable accounts. Withdrawals from the Company's fixed account are subject to market value adjustment. In the variable accounts, the contract holder can choose from a range of investment options and styles. The return depends upon investment performance of the options selected. Investment funds available under Regatta are managed by MFS, an affiliate of the Company. Investment funds available under Futurity products are managed by several investment managers, including MFS and Sun Capital Advisers, Inc., a subsidiary of the Company.

      The Company distributes these annuity products through a variety of channels. For the Regatta products, about half are sold through securities brokers, a further one-fourth through financial institutions, and the remainder through insurance agents and financial planners. The Futurity products, introduced in February 1998, are distributed through a dedicated wholesaler network, including Sun Life of Canada (US) Distributors, Inc., that services similar distribution channels.

      Although new pension products are not currently sold, there has been a substantial block of group retirement business in-force, including guaranteed investment contracts ("GICs"), pension plans and group annuities. A significant portion of these pension contracts are non-surrenderable, with the result that the Company's liquidity exposure is limited. GICs were marketed directly in the U.S. through independent managers. In 1997, the Company decided to no longer market group pension and GIC products.

      Following are the major factors affecting the Retirement Products and Services segment results compared to the prior year:

1998 COMPARED TO 1997:

      - A SHIFTING PATTERN IN SALES. Annuity deposits declined by about $27 million, or 1%, to $2.2 billion in 1998. Fixed annuity account deposits were lower by approximately 7% in 1998, while deposits into variable annuity accounts have been increasing in total and as a proportion of total annuity deposits. These trends reflected market conditions and competitive factors.

         Deposits into the Dollar Cost Averaging (DCA) programs, a feature of the Company's combination fixed/variable annuity products, were a significant element of account deposits. Under these programs, which were redesigned in late 1996, deposits are made into the fixed portion of the annuity contract and receive a bonus rate of interest for the policy year. During the year, the fixed deposit is systematically transferred to the variable portion of the contract in equal periodic installments. DCA deposits overall were flat in 1998 compared to 1997. This pattern resulted, in part, from heightened competition, as other companies introduced similar DCA programs within the past year. During the fourth quarter of 1998, the Company introduced a higher DCA rate and a new six-month DCA program. DCA deposits for that quarter were higher, compared to the preceding 1998 quarters.

         An increase in variable account deposits in 1998 reflected both the continuing strong growth in equity markets generally and the continuing strong performance of the investment funds underlying the Company's variable annuity products. The continuing strong equity markets, low interest rate environment, and demographic trends, among other factors, have increased the demand and market for wealth accumulation products in the U.S., particularly for variable annuities. These factors have contributed to the growth in the Company's variable account deposits in 1998, despite heightened competition.

         The Company introduced its Futurity line of products in February 1998. Related deposits represented about 6% of the total for the Retirement Products and Services segment in 1998, reflecting this recent introduction. The Company expects that sales for the Futurity product will continue to increase in the future, based on its beliefs that market demand is growing for multi-manager variable annuity products, such as Futurity; that the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and that the marketplace will respond favorably to future introductions of new Futurity products and product enhancements.

      - HIGHER FEE INCOME RESULTING FROM HIGHER VARIABLE ANNUITY ACCOUNT BALANCES. The main factors driving this growth in account balances have been market appreciation and net deposit activity. This growth has generated corresponding increases in fee income, since fees are determined based on the average assets held in these accounts. Fee income increased by approximately $43 million, or 39%, in 1998.

      - WHILE THERE HAS BEEN A SHIFT TO VARIABLE ACCOUNTS FROM THE GENERAL ACCOUNT, NET INVESTMENT INCOME HAS DECLINED. Net investment income reflects only income earned on invested assets of the general account. In 1998, net investment income for the Retirement Products and Services segment decreased by about $40 million, or 20%, compared to 1997, mainly as a result of the decline in average invested assets in the Company's general account. This decline in average general account assets mainly reflected the shift in deposits in recent years from the fixed account to variable accounts. It also reflected the Company's decision in 1997 to no longer market group pension and GIC products.

      - LOWER POLICYHOLDER BENEFITS, MAINLY REFLECTING LOWER SURRENDER ACTIVITY COMPARED TO 1997. During 1997 and into the first half of 1998, surrender and withdrawal activity was high. This activity primarily related to a block of separate account contracts that had been issued seven or more years previously and for which the surrender charge periods had expired. While variable account surrenders have continued to rise, general account surrenders have declined. As a result of this pattern of activity, policyholder benefits (of which surrenders and withdrawals, the related changes in the liability for premium and other deposit funds, and related separate account transfers are the major elements) increased in 1997 and were lower in 1998. The Company expects that as the separate account block of business continues to grow, and as a higher proportion of it is no longer subject to surrender charges, surrenders will tend to increase.

      - INVESTMENTS IN TECHNOLOGY AND INFRASTRUCTURE TO ENHANCE ANNUITY OPERATIONS. As a result of these investments, operational expenses increased by approximately $12 million, or 25%, in 1998 compared to 1997. These increases reflected three main factors:

            (1) HIGHER VOLUMES OF ANNUITY BUSINESS, REQUIRING GREATER ADMINISTRATIVE SUPPORT. The Company expects that increases in the volume of its annuity business will continue to have a similar effect on expenses in the near term.

            (2) IMPROVEMENTS TO THE COMPUTER SYSTEMS AND TECHNOLOGY THAT SUPPORT THE ANNUITY BUSINESS. These improvements involved information systems supporting the growth of the Company's in-force business, particularly its combination fixed/variable annuities. The Company expects to continue to invest in its systems and technology in the future. The extent and nature of these investments will depend on the Company's assessments of the relative costs and benefits of given projects.

            (3) COSTS ASSOCIATED WITH THE PRODUCT DESIGN AND IMPLEMENTATION OF THE NEW FUTURITY MULTI-MANAGER ANNUITY PRODUCT AND THE DEVELOPMENT
                  OF A NEW PRODUCT WITHIN THE REGATTA PRODUCT LINE. The Company expects to continue to invest in further product enhancements in the future.

1997 COMPARED TO 1996:

      - STRONG FIXED ACCOUNT DEPOSITS. Fixed account deposits in 1997 were approximately $650 million, or 240%, higher than in 1996. This increase resulted mainly from the Company's redesign of its DCA programs in late 1996. The Company benefited at the time from the popularity of its DCA program features and from the absence of major competitors offering similar features.

      - IN 1997, VARIABLE ANNUITY DEPOSITS WERE ABOUT $200 MILLION, OR 16%, LOWER THAN IN 1996. This trend reflected heightened competition, uncertainties in the marketplace regarding the attractiveness of variable annuities, and customer preferences for depositing into the DCA programs rather than directly into the variable accounts.

      - HIGHER FEE INCOME RESULTING FROM HIGHER VARIABLE ANNUITY ACCOUNT BALANCES. The main factors driving this growth in account balances were market appreciation and net deposit activity. This growth generated corresponding increases in fee income, since fees are determined based on the average assets held in these accounts.

      - DECLINING GENERAL ACCOUNT BALANCES, RESULTING IN DECLINING NET INVESTMENT INCOME. In 1997, net investment income for the Retirement Products and Services segment decreased by about 16%, mainly as a result of a decline in average invested assets in the Company's general account. This decline in average general account assets mainly reflected the Company's decision in 1997 to no longer market group pension and GIC products.

      - HIGHER POLICYHOLDER BENEFITS, MAINLY REFLECTING HIGH SURRENDER ACTIVITY IN 1997. As noted above, surrender and withdrawal activity was high in 1997. This activity primarily related to a block of separate account contracts that had been issued seven or more years previously and for which the surrender charge period had expired. As a result of this pattern of activity, policyholder benefits (of which surrenders and withdrawals, the related changes in the liability for premium and other deposit funds, and related separate account transfers are the major elements) were unusually high in 1997 compared to 1996.

      - HIGHER COMMISSIONS. Commissions increased by approximately $22 million, or 20%, in 1997, directly reflecting higher sales of combination fixed/variable annuity products in 1997 compared to 1996.

      - HIGHER OPERATIONAL EXPENSES. Operational expenses increased by approximately $5 million, or 13%, as a result of the additional staffing needed to administer higher volumes of business and because of non-recurring costs of moving the Retirement Products and Services operations to a new facility.

      -  INDIVIDUAL INSURANCE SEGMENT

    The Individual Insurance segment comprises two main elements: internal reinsurance and variable life products.

          INTERNAL REINSURANCE

    In recent years, the Company has had various reinsurance agreements with its ultimate parent, Sun Life (Canada). In some of these arrangements, Sun Life (Canada) has reinsured the mortality risks of individual life policies sold in prior years by the Company. In another agreement, which became effective January 1, 1991 and terminated October 1, 1998, the Company reinsured certain individual life insurance contracts issued by Sun Life (Canada). The latter agreement had a significant effect on net income in both 1997 and 1998. The former agreements, in the aggregate, also affected net income in those years, but to a much lesser extent. The effects of these agreements on the Company's net income are summarized in the following table.

   Internal Reinsurance-Effect on Income From Operations Before Income Taxes
                                ($ in millions)

                                                                              1998       1997       1996
                                                                            ---------  ---------  ---------
1991 Agreement
  Effect on operations                                                      $    24.6  $    37.1  $    35.2
  Effect of termination                                                          65.7         --         --
Other Agreements
  Effect on operations                                                           (2.1)      (1.4)      (1.6)
                                                                            ---------  ---------  ---------
Total                                                                       $    88.2  $    35.7  $    33.6
                                                                            ---------  ---------  ---------
                                                                            ---------  ---------  ---------

      Because the 1991 agreement was in effect only through the first nine months of 1998, related net income was correspondingly lower in 1998 than in 1997. Also contributing to the lower 1998 net income from operations from this agreement were proportionately higher death claims in 1998. The effect of terminating this agreement was to further increase 1998 net income by $65.7 million. Neither the net income effect of this agreement's operations nor that of its termination will recur. The termination-related increase in 1998 represents a reasonable approximation of the value of the stream of future earnings that the agreement would have generated had it not been terminated.

          VARIABLE LIFE PRODUCTS

This business includes the sale of individual variable life insurance products, primarily the Company's variable universal life product for the company-owned life insurance ("COLI") market. This product was introduced in late 1997. The Company expects the variable life business to grow and become more significant in the future.

      CORPORATE SEGMENT

      This segment includes the capital of the Company, its investments in subsidiaries and items not otherwise attributable to either the Retirement Products and Services and Individual Insurance segments. In 1998, income from operations decreased by $65.3 million to $4.5 million for this segment. This decrease reflected two main factors:

      - DIVIDENDS FROM SUBSIDIARIES WERE LOWER THAN IN 1997 BY $37.5 MILLION. This decrease mainly resulted from a December 1997 reorganization, in which the Company transferred its ownership of MFS to its parent company. As a result of this reorganization, the Company received no dividends from MFS in 1998. By comparison, it received $33.1 million of MFS dividends in 1997.

      - Net investment income other than dividends from subsidiaries, was lower than in 1997 by $5.9, reflecting the effect of the Company's December 1997 issuance of a $250 million surplus note to its upstream holding company. Interest expense exceeded investment earnings on the related funds.

      In 1997, income from operations for this segment decreased by $14.6 million, to $69.8 million. This decrease mainly reflected a decrease, by approximately $9 million, in dividends from subsidiaries. It also reflected higher taxes and expenses.

FINANCIAL CONDITION AND LIQUIDITY

      ASSETS

      The Company's total assets comprise those held in its general account and those held in its separate accounts. General account assets support general account liabilities. Separate accounts and their assets are of two main types:

    - Those assets held in a "fixed" separate account, which the Company established for amounts that contract holders allocate to the fixed portion of their combination fixed/variable deferred annuity contracts. Fixed separate account assets are available to fund general account liabilities and general account assets are available to fund the liabilities of this fixed separate account. The Company manages the assets of this fixed separate account according to general account investment policy guidelines.

    - Those assets held in a number of registered and non-registered "variable" separate accounts as investment vehicles for the Company's variable life and annuity contracts. Policyholders may choose from among various investment options offered under these contracts according to their individual needs and preferences. Policyholders assume the investment risks associated with these choices. General account and fixed separate account assets are not available to fund the liabilities of these variable accounts.

      The following table summarizes significant changes in asset balances during 1998 and 1997. The changes are discussed below.

                                                                  ASSETS                         % CHANGE
                                                       1998        1997        1996      1998/1997     1997/1996
                                                    ----------  ----------  ----------  ------------  ------------
                                                             ($ IN MILLIONS)
General account assets                              $  2,932.2  $  4,513.5  $  4,593.9       (35.0)%       (1.75)%
Fixed separate account assets                          2,195.6     2,343.9     2,108.8        (6.3)%       11.15%
                                                    ----------  ----------  ----------      ------        ------
                                                    $  5,127.8  $  6,857.4  $  6,702.7       (25.2)%        2.31%

Variable separate account assets                      11,774.8     9,068.0     6,919.2        29.9%        31.06%
                                                    ----------  ----------  ----------      ------        ------
Total assets                                        $ 16,902.6  $ 15,925.4  $ 13,621.9         6.1%        16.91%
                                                    ----------  ----------  ----------      ------        ------
                                                    ----------  ----------  ----------      ------        ------

      General account and fixed separate account assets, taken together, decreased by 25% in 1998, but variable separate account assets increased by 30% that year. In 1997, growth in the general account and fixed separate account was low; variable separate account assets increased by 31%. This growth in variable accounts relative to the general and fixed accounts reflects two main factors: appreciation of the funds held in the variable separate accounts has exceeded that of the funds held in the general and fixed separate accounts; and annuity deposits into variable accounts have increased, while annuity deposits into fixed accounts have slowed. The Company believes this pattern reflects a shift in the preferences of policyholders, which is largely attributable to the strong performance of equity markets in general and of the Company's variable account funds in particular.

      The assets of the Company's general account are available to support general account liabilities. For management purposes, it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities. General account assets primarily comprise cash and invested assets, which represented 98.7% of general account assets at year-end 1998. Major types of invested asset holdings included bonds, mortgages, real estate and common stock. The Company's bond holdings comprised 60.9% of the Company's portfolio at year-end 1998. Bonds included both public and private issues. It is the Company's policy to acquire only investment-grade securities. As a result, the overall quality of the bond portfolio is high. At year-end 1998, only 5.3% of these securities were rated below-investment-grade; I.E., they had National Association of Insurance Commissioners ("NAIC") ratings lower than "1" or "2." The Company's mortgage holdings amounted to $535.0 million at year-end 1998, representing 18.5% of the total portfolio. All mortgage holdings at year-end 1998 were in good standing. The Company believes that the high quality of its mortgage portfolio is largely attributable to its stringent underwriting standards. At year-end 1998, investment real estate amounted to $78.0 million, representing about 2.7% of the total portfolio. The Company invests in real estate to enhance yields and, because of the long-term nature of these investments, the Company uses them for purposes of matching with products having long-term liability durations. Common stock holdings amounted to $128.4 million, representing about 4.4% of the portfolio. These holdings comprised the Company's ownership shares in subsidiaries.

      Other general account assets decreased by $1,021.4 million in 1998. This change primarily reflected the effect of terminating the internal reinsurance agreement with the Company's ultimate parent, discussed in "Internal Reinsurance," above.

      LIABILITIES

      As with assets, the proportion of variable separate account liabilities to total liabilities has been increasing. Most of the Company's liabilities comprise reserves for life insurance and for annuity contracts and deposit funds. The Company expects the declining trend in general account liabilities to continue, because it believes that net maturities will continue to exceed sales for the fixed contracts associated with these liabilities. This trend stems mainly from the Company's 1997 decision to discontinue selling group pension and GIC contracts and to focus its marketing efforts on its combination fixed/variable annuity products.

      In December 1997, the Company borrowed $110.0 million from Sun Life Assurance Company of Canada -- U.S. Operations Holdings, Inc. ("U.S. Holdco"), its upstream holding company. The Company repaid this note during the first quarter of 1998.

      The termination of the internal reinsurance agreement discussed above resulted in a $1.0 billion decrease in liabilities as compared to 1997.

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 1999 AND 1998

NET INCOME

      Net income increased by $6.1 million to $41.3 million in the first six months of 1999 as compared to the same period in 1998. This change mainly reflected an increase in net realized gains of $6.3 million, most of which resulted from the Company's sale, in February 1999, of its subsidiary, Massachusetts Casualty Insurance Company. Income from operations of $34.1 million for the first six months of 1999 was essentially unchanged from the same period in 1998. Income from operations refers to the statutory statement of operations line item "net gain from operations after dividends to policyholders and federal income tax and before realized capital gains." That income from operations remained essentially unchanged reflects the following factors, which, taken together, effectively offset each other:

    - Income from operations from the Company's Wealth Management segment increased by $4.5 million to $28.8 million for the first six months of 1999. (This increase is discussed in the "Wealth Management Segment" section below.)

    - The Company's termination of certain reinsurance agreements with its ultimate parent in the fourth quarter of 1998 affected income from operations for the Protection segment. Active reinsurance agreements in the first six months of 1998 had the effect of decreasing income from operations by $.5 million in that period; those still active in the first half of 1999 had the effect of reducing income from operations by $0.4 million in that period. Other activity in the Protection Segment resulted in a decrease to income from operations of $4.5 million in the first half of 1999 compared to the same period in 1998.

INCOME FROM OPERATIONS BY SEGMENT

      The Company's income from operations reflects the operations of its three business segments: the Wealth Management segment, the Protection segment and the Corporate segment. The following table provides a summary.

                             Income From Operations
                  Before Net Realized Capital Gains or Losses
                                ($ in millions)

                                                                                     SIX MONTHS ENDED
                                                                                         JUNE 30,
                                                                                   --------------------
                                                                                     1999       1998
                                                                                   ---------  ---------   % CHANGE
                                                                                                         -----------
Wealth Management................................................................  $    28.8  $    24.4        18.0%
Protection.......................................................................       (0.9)       3.7      -124.3%
Corporate........................................................................        6.2        6.2          --
                                                                                   ---------  ---------  -----------
                                                                                   $    34.1  $    34.3        -0.6%
                                                                                   ---------  ---------  -----------
                                                                                   ---------  ---------  -----------

    WEALTH MANAGEMENT SEGMENT

    The Wealth Management segment focuses on the savings and retirement needs of those preparing for retirement or those who have already retired. It primarily markets to upscale consumers in the U.S., selling individual and group fixed and variable annuities. Its major product lines, "Regatta" and "Futurity," are combination fixed/variable annuities. In these combination annuities, contract holders have the choice of allocating payments either to a fixed account, which provides a guaranteed rate of return, or to variable accounts. Withdrawals from the fixed account are subject to market value adjustment. In the variable accounts, the contract holder can choose from a range of investment options and styles. The return depends upon investment performance of the options selected. Investment funds available under Regatta are managed by Massachusetts Financial Services ("MFS"), an affiliate of the Company. Investment funds available under Futurity products are managed by several investment managers, including MFS and Sun Capital Advisers, Inc., a subsidiary of the Company.

      The Company distributes these annuity products through a variety of channels. For the Regatta products, about half are sold through securities brokers; a further one-fourth through financial institutions, and the remainder through insurance agents and financial planners. The Futurity products, introduced in February 1998, are distributed by Sun Life of Canada (US) Distributors, Inc., through a dedicated wholesaler network and similar distribution channels.

      Although new pension products are not currently sold, there has been a substantial block of group retirement business in-force, including guaranteed investment contracts ("GICs"), pension plans and group annuities. A significant portion of these pension contracts are non-surrenderable, with the result that the Company's liquidity exposure is limited. GICs were marketed directly in the U.S. through independent managers. In 1997, the Company decided to no longer market group pension and GIC products.

      Following are the major factors affecting the Wealth Management segment results in the first six months of 1999 as compared to the same period in the prior year.

      Deposit-type funds, which primarily comprised annuity deposits, increased by $348.2 million, or 35% to $1,344.2 million in the first six months of 1999 compared to the same period in 1998. Fixed annuity account deposits were higher by approximately $430 million in the first six months of 1999 compared to the same period in 1998 mainly as a result of the success of Company's introduction, during the fourth quarter of 1998, of a higher Dollar Cost Averaging (`DCA') rate and a new six-month DCA program. Under these programs, which were redesigned in late 1996, deposits are made into the fixed portion of the annuity contract and receive a bonus rate of interest for the policy year. During the year, the fixed deposit is systematically transferred to the variable portion of the contract in equal periodic installments.

      Deposits directly into variable accounts declined by approximately 16% in the first six months of 1999 compared to the same period in 1998. The Company's management believes this decline was a consequence of the heightened interest in the DCA programs in 1999.

      Sales of the Futurity line of products, introduced in February 1998, represented approximately 12% of total annuity deposits for the first six months of 1999. The Company expects that sales for the Futurity product will continue to increase in the future, based on its beliefs that market demand is growing for multi-manager variable annuity products, such as Futurity; that the productivity of Futurity's wholesale distribution network, established in 1998, will continue to grow; and that the marketplace will respond favorably to future introductions of new Futurity products and product enhancements.

      Fee income increased as a result of higher variable annuity account balances. Fee income was higher by $14.5 million, or 22% in the first six months of 1999 compared to the same period in 1998. The main factors driving this growth in account balances have been market appreciation and net deposit activity. This growth has generated corresponding increases in fee income, since fees are determined based on the average assets held in these accounts.

      There has been a shift to variable account products from the general account products. As a consequence, there has been a decline in average general account invested assets and, in turn, net investment income has declined. Net investment income reflects only income earned on invested assets of the general account. In the first six months of 1999, net investment income for the Wealth Management segment decreased by $22.5 million, or 27%, compared to the same period in 1998. This decline in average general account assets mainly reflects the Company's decision in 1997 to no longer market group pension and GIC products. It also reflects the shift in deposits in recent years from the fixed account to variable accounts.

      Policyholder benefits (the major elements of which are surrenders and withdrawals, changes in the liability for premium and other deposit funds, and related separate account transfers) were higher in the first six months of 1999 as compared to the same period in 1998, mainly as a result of higher variable annuity surrenders. This activity primarily related to a block of separate account contracts that had been issued seven or more years previously and for which the surrender charge periods had expired. The company expects that as the separate account block of business continues to grow and as increasing amounts are no longer subject to surrender charges, surrenders will tend to increase. The Company is establishing a conservation program with the aim of improving asset retention.

      Operational expenses, which include general insurance expenses and insurance taxes, licenses and fees, excluding federal income taxes, decreased by approximately $1.2 million, or 4 %, in the first six months of 1999 compared to the same period in 1998. This decrease mainly reflected the fact that operational expenses during the second quarter of 1998 included certain non-recurring costs associated with the Company's decision to no longer market its group pension products. If these non-recurring costs were excluded from the comparison, then operational expenses would have shown an increase in the first six months of 1999 compared to the same period in 1998. This increase would have reflected such factors as higher volumes of annuity business, requiring greater administrative support; ongoing improvements to the computer systems and technology that support the growth of the Company's in-force business, particularly its combination fixed/variable annuities; and costs associated with the product design, implementation, and distribution of the new Futurity multi-manager annuity product.

    PROTECTION SEGMENT

    The Protection segment comprises two main elements, internal reinsurance and variable life products.

      In recent years, the Company has had various reinsurance agreements with its ultimate parent, SLOC. In some of these arrangements, SLOC has reinsured the mortality risks in excess of the Company's retention of individual life policies sold in prior years by the Company. These agreements, in the aggregate, had an immaterial effect on net income in both 1998 and 1999. In another agreement, which became effective January 1, 1991 and terminated October 1, 1998, the Company reinsured certain individual life insurance contracts issued by SLOC. This latter agreement had a significant effect on net income in the first six months of 1998 but not in 1999.

      The Company's primary individual variable life insurance product is its variable universal life product marketed to the company-owned life insurance ("COLI") market. This product was introduced in late 1997. The Company's management expects its variable life business to grow and become more significant in the future. It is developing a new variable universal life product that it expects to launch later in 1999. During the first half of 1999, expenses involved with the development of this product had the effect of reducing income from operations for the Protection segment in comparison with the same period in 1998.

    CORPORATE SEGMENT

    This segment includes the capital of the Company, its investments in subsidiaries and items not otherwise attributable to either the Wealth Management or the Protection segments. In the first six months of 1999, income from operations for this segment remained nearly unchanged at approximately $6.2 million, as compared to the same period in 1998.

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 1999 AND 1998
NET INCOME

      Net income decreased by $16.6 million to $3.7 million for the quarter ended June 30, 1999 as compared to the same quarter in 1998. This change primarily reflected a decrease of $16.8 million in income from operations, to $2.7 million for the second quarter of 1999 as further discussed below. It also reflected an increase of $ 0.2 million in net realized capital gains.

INCOME FROM OPERATIONS BY SEGMENT

      The following table provides a summary of income from operations by business segment:

                             Income From Operations
                  Before Net Realized Capital Gains or Losses
                                ($ in millions)

                                                                                       THREE MONTHS
                                                                                      ENDED JUNE 30,
                                                                                   --------------------
                                                                                     1999       1998
                                                                                   ---------  ---------   % CHANGE
                                                                                                         -----------
Wealth Management................................................................  $     7.2  $    12.3       -41.3%
Protection.......................................................................       (1.2)       1.4      -189.0%
Corporate........................................................................       (3.3)       5.9      -155.8%
                                                                                   ---------  ---------  -----------
                                                                                   $     2.7  $    19.5
                                                                                   ---------  ---------  -----------
                                                                                   ---------  ---------  -----------

    WEALTH MANAGEMENT SEGMENT

    Following are the major factors affecting the Wealth Management segment results in the second quarter of 1999 as compared to the same period in 1998. Most of the factors had the effect of increasing income from operations; however, increased policyholder benefit costs and lower net investment income, both discussed below, resulted in the overall decline in income from operations in the second quarter of 1999 as compared to the same quarter in 1998.

      Deposit-type funds, which primarily comprise annuity deposits, increased by $197.4 million, or 38% to $717.9 million in the second quarter of 1999 compared to the same 1998 quarter. Fixed annuity account deposits were higher by approximately $250 million in the second quarter of 1999 compared to the same 1998 quarter, mainly as a result of the success of the dollar cost averaging
(DCA) programs.

Deposits directly into variable accounts declined by approximately 24% in the second quarter of 1999 compared to the same quarter in 1998. The Company's management believes this decline was a consequence of the heightened interest in the DCA programs in 1999. Sales of the Futurity line of products, introduced in February 1998, represented approximately 14% of total annuity deposits in the second quarter of 1999, a slightly higher percentage than in the first quarter of 1999.

      Fee income increased as a result of higher variable annuity account balances. Fee income was higher by $6.67 million, or 19% in the second quarter of 1999 compared to the same quarter in 1998. The main factors driving this growth in account balances were market appreciation and net deposit activity. This growth has generated corresponding increases in fee income, since fees are determined based on the average assets held in these accounts.

      In the second quarter of 1999, net investment income for the Wealth Management segment decreased by $11.0 million, or 27%, compared to the same period in 1998. This decline in average general account assets mainly reflects the Company's decision in 1997 to no longer market group pension and GIC products; it also reflects the shift in deposits in recent years from the fixed account to variable accounts.

      Policyholder benefits (the major elements of which are surrenders and withdrawals, changes in the liability for premium and other deposit funds, and related separate account transfers) were higher in the second quarter of 1999 as compared to the same quarter in 1998, mainly as a result of higher variable annuity surrenders. This activity primarily related to a block of separate account contracts that had been issued seven or more years previously and for which the surrender charge periods had expired. The company expects that as the separate account block of business continues to grow and as increasing amounts are no longer subject to surrender charges, surrenders will tend to increase. The Company has established a conservation program with the aim of improving asset retention.

      Operational expenses decreased by approximately $2.6 million, or 15 %, in second quarter of 1999 compared to the same quarter in 1998. This decrease mainly reflected the fact that operational expenses during the second quarter of 1998 included certain non-recurring costs associated with the Company's decision to no longer market its group pension products. If these non-recurring costs were excluded from the comparison, then operational expenses would have shown an increase in the second quarter of 1999 compared to the same period in 1998. This increase would have reflected such factors as higher volumes of annuity business, requiring greater administrative support; ongoing improvements to the computer systems and technology that support the growth of the Company's in-force business, particularly its combination fixed/variable annuities; and costs associated with the product design, implementation, and distribution of the new Futurity multi-manager annuity product.

    PROTECTION SEGMENT

    The Protection segment comprises two main elements, internal reinsurance and variable life products.

      As noted above, the Company has had various reinsurance agreements with its ultimate parent, SLOC. Active reinsurance agreements in the second quarter of 1998 had the effect of decreasing income from operations by $.8 million in that period; those still active in the second quarter of 1999 had the effect of reducing income from operations by $0.5 million in that period. Other activity in the Protection segment resulted in a decrease to income from operations of $2.3 million.

      The Company's primary individual variable life insurance product is its variable universal life product marketed to the company-owned life insurance ("COLI") market. This product was introduced in late 1997. The Company's management expects its variable life business to grow and become more significant in the future. It is developing a new variable universal life product that it expects to launch later in 1999. During the first half of 1999, expenses involved with the development of this product had the effect of reducing income from operations for the Protection segment in comparison with the same period in 1998.

    CORPORATE SEGMENT

    This segment includes the capital of the Company, its investments in subsidiaries and items not otherwise attributable to either the Wealth Management or the Protection segments. In the second quarter of 1999, income from operations for this segment decreased by $9.1 million, as compared to the same period in 1998. There were three main factors causing this change.

    - Dividends from subsidiaries were lower by approximately $3 million in the second quarter of 1999 compared to the same 1998 quarter.

    - Investment income was lower in the second quarter of 1999 compared to the same period in 1998, because dividend payments to policyholders, of $45 million in 1998 and $70 million in April 1999, reduced the average invested asset balance in this segment.

    - Higher expenses for the segment contributed to the decline in income from operations for this segment in the second quarter of 1999 as compared to the second quarter of 1998.

FINANCIAL CONDITION AND LIQUIDITY FOR THE SIX MONTHS ENDED JUNE 30, 1999

    ASSETS

      The Company's total assets are held in either its general account or its separate accounts.

      General account assets are carried at book value and support general account liabilities. For management purposes, it is the Company's practice to segment its general account to facilitate the matching of assets and liabilities. General account assets primarily comprise cash and invested assets, which represented nearly 100% of general account assets both at June 30, 1999 and December 31, 1998. Major types of invested asset holdings included bonds, mortgages, real estate and common stock.

      Separate accounts and their assets are carried at market value and are of two main types:

    - Those assets held in a "fixed" (or "non-unitized") separate account, which the Company established for amounts that contract holders allocate to the fixed portion of their combination fixed/ variable deferred annuity contracts. Fixed separate account assets are available to fund general account liabilities and general account assets are available to fund the liabilities of this fixed separate account. The Company manages the assets of this fixed separate account according to general account investment policy guidelines.

    - Those assets held in a number of registered and non-registered "variable" (or "unitized") separate accounts as investment vehicles for the Company's variable life and annuity contracts. Policyholders may choose from among various investment options offered under these contracts according to their individual needs and preferences. Policyholders assume the investment risks associated with these choices. General account and fixed separate account assets are not available to fund the liabilities of these variable accounts.

      The following table summarizes significant changes in asset balances during the first six months of 1999. The changes are discussed below.

                                     Assets
                                ($ in millions)

                                                                                6/30/99    12/31/98    % CHANGE
                                                                               ---------  ----------  -----------
General Account assets.......................................................  $ 2,573.0  $  2,932.2       -12.3%
Fixed Separate Account assets................................................    2,245.3     2,195.6         2.3%
                                                                               ---------  ----------  -----------
                                                                                 4,818.3     5,127.8        -6.0%
Variable Separate Account assets.............................................   12,994.5    11,774.7        10.4%
                                                                               ---------  ----------  -----------
Total assets.................................................................  $17,812.8  $ 16,902.5         5.4%
                                                                               ---------  ----------  -----------
                                                                               ---------  ----------  -----------

      General account and fixed separate account assets, taken together, decreased by 6% in the first six months of 1999. Variable separate account assets increased by 10%, during that period. In management's vie, these changes are consistent overall with broader trends seen both in the Company and in the industry in recent years, as variable accounts have shown rapid growth while fixed accounts have tended to grow more slowly or even decline. The pattern shown in the first six months of 1999 mainly reflected strong deposits into the Company's DCA programs, which management believes is largely the result of the Company's enhancements to these programs in late 1998. It also reflected market appreciation of approximately $840 million for separate account assets during this period. The company is investigating other strategies for growing general account assets.

    LIABILITIES

      As with assets, the proportion of variable separate account liabilities to total liabilities has been increasing. Most of the Company's liabilities comprise reserves for life insurance and for annuity contracts and deposit funds. The Company's 1997 decision to discontinue selling group pension and GIC contracts and to focus its marketing efforts on its combination fixed/variable annuity products had the effect of reducing general account liabilities.

CAPITAL MARKETS RISK MANAGEMENT

      See Item 3. "Quantitative and Qualitative Disclosures About Market Risk," in this Quarterly Report on Form 10-Q for a discussion of the Company's capital markets risk management.

CAPITAL RESOURCES

    CAPITAL ADEQUACY

      The National Association of Insurance Commissioners ("NAIC") adopted regulations at the end of 1993 that established minimum capitalization requirements for insurance companies, based on risk-based capital ("RBC")formulas. These requirements are intended to identify undercapitalized companies, so that specific regulatory actions can be taken on a timely basis. The RBC formula for life insurance companies sets capital requirements related to asset, insurance, interest rate, and business risks. According to the RBC calculation, the Company's capital was well in excess of its required capital both at June 30, 1999 and December 31, 1998.

    LIQUIDITY

      The Company's liquidity requirements are generally met by funds from operations. The Company's main uses of funds are to pay out death benefits and other maturing insurance and annuity contract obligations; to make pay-outs on contract terminations; to purchase new investments; to fund new business ventures; and to pay normal operating expenditures and taxes. The Company's main sources of funds are premiums and deposits on insurance and annuity products; proceeds from the sale of investments; income from investments; and repayments of investment principal. In managing its general account and fixed separate account assets in relation to its liabilities, the Company has segmented these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment.

      Among other matters, this investment policy considers liquidity requirements and provides cash flow estimates. The Company reviews these policies quarterly. The Company's liquidity targets are intended to enable it to meet its day-to-day cash requirements. On a quarterly basis, the Company compares its total "liquifiable" assets to its total demand liabilities. Liquifiable assets comprise cash and assets that could quickly be converted to cash should the need arise. These assets include short-term investments and other current assets and investment-grade bonds. The Company's policy is to maintain a liquidity ratio in excess of 100% and it did so throughout 1998. Based on its ongoing liquidity analyses, the Company believes that its available liquidity is more than sufficient to meet its liquidity needs.

DEMUTUALIZATION

      On January 27, 1998, Sun Life (Canada) announced that its Board of Directors had requested that management develop a plan to demutualize which would involve converting from a mutual structure, with ownership by policyholders, to a shareholder-owned company. The process of demutualization would provide that the ownership interest currently held by policyholders be distributed to them in the form of shares, without affecting their interests as policyholders. In June 1999, the Sun Life (Canada)'s Board of Directors approved the demutualization timetable recommended by management. Later in 1999, Sun Life (Canada)'s Board of Directors will be asked to review and approve the plan for demutualization. The Company expects to be able to complete its demutualization in the first half of the year 2000. Demutualization would require regulatory and policyholder approval. Based on information known to date, the potential demutualization of Sun Life (Canada) is not expected to have any significant impact on the Company.

YEAR 2000 COMPLIANCE

      The statements in this section include "Year 2000 Readiness Disclosure" within the meaning of the Year 2000 Information and Readiness Disclosure Act.

      During the fourth quarter of 1996, the Company, Sun Life (Canada) and affiliates began a comprehensive analysis of its information technology ("IT") and non-IT systems, including its hardware, software, data, data feed products, and internal and external supporting services, to address the ability of these systems to correctly process date calculations through the year 2000 and beyond. The Company created a full-time Year 2000 project team in early 1997 to manage this endeavor across the Company. This team, which works with dedicated personnel from all business units and with the legal and audit departments, reports directly to the Company's senior management on a monthly basis. In addition, the Company's Year 2000 project is periodically reviewed by internal and external auditors.

      To date, relevant systems have been identified and their components inventoried, needed resolutions have been documented, timelines and project plans have been developed, and remediation and testing are in process. 98% of the components have been remediated and tested and, based on those tests, have been certified as Year 2000 compliant. The majority of the remaining components are in the testing phase and are expected to be certified over the course of this year.

      In mid-1997, the project team contacted all key vendors to obtain their representation that the products and services provided will not have a Year 2000 issue. Where appropriate, vendor testing has been conducted. In addition, the project team continues to work with critical business partners, such as third-party administrators, investment property managers, investment mortgage correspondents, and others, with the goal that these partners will continue to be able to support the Company's business during and after the Year 2000.

      Non-IT applications, including building security, HVAC systems, and other such systems, as well as IT applications have been tested. Compliant client server and mainframe environments were used to allow for testing of critical dates such as December 31,1999, January 1, 2000, February 28, 2000, February 29, 2000 and March 1, 2000 without impact to current production.

      Although the Company expects to have addressed Year 2000 issues it has found with its systems before the end of 1999, there can be no assurance that these issues will not impact the Company's operations. Factors giving rise to this uncertainty include possible loss of technical resources to perform the work, failure to identify all susceptible systems, non-compliance by third-parties whose systems and operations affect the Company, and other similar uncertainties. A possible worst-case scenario might include one or more of the Company's systems being affected by the Year 2000. Such a scenario could result in disruption to the Company's operations. Consequences of such disruptions could include, among other possibilities, the inability to update customers' accounts, process payments and other financial transactions; and report accurate data to customers, management, regulators, and others. Consequences also could include business interruptions or shutdowns, reputational harm, increased scrutiny by regulators, and litigation related to Year 2000 issues. Such potential consequences, depending on their nature and duration, could have a material impact on the Company's results of operations and financial position.

      In order to mitigate the risks to the Company of material adverse operational or financial impacts from the Year 2000 problem, the Company has established contingency planning at the business unit and corporate levels. Each business unit has ranked its applications as being of high, medium or low business risk. Each business area has identified its critical business processes, developed alternate plans of action where possible, and is in the process of refining and testing those alternatives. On the corporate level, the Company is in the process of enhancing its business continuation plan by identifying minimum requirements for facilities, computing, staffing, and other factors, and it is developing a plan to support those requirements.

      As of year-end 1998, the Company had expended, cumulatively, approximately $4.2 million on its Year 2000 effort, and it expects to incur a further $1.3 million on this effort in 1999, of which approximately $0.5 million was incurred in the six months ended June 30, 1999.

SALE OF SUBSIDIARY

      In February 1999, the Company completed the sale of its wholly-owned subsidiary, Massachusetts Casualty Insurance Company ("MCIC"), to Centre Solutions (U.S.) Limited, a wholly-owned subsidiary of Centre Reinsurance Holdings, Limited, for approximately $34 million. MCIC sold individual disability insurance throughout the U.S. This transaction is not expected to have a significant effect on the operations of the Company.

PENDING SALE OF SUBSIDIARY

      In April 1999, the Company announced plans to sell its wholly owned subsidiary, New London Trust F.S.B. ("NLT"). The Company anticipates that certain assets will first be sold to banks in Connecticut and New Hampshire and that the stock of NLT will then be acquired by a subsidiary of Phoenix Home Life Mutual Insurance Company. The Company anticipates that the sale will be completed in the fourth quarter of 1999, subject to state and federal regulatory approvals. This transaction is not expected to have a significant effect on the ongoing operations of the Company.

CHANGE OF RATINGS

      The Company's financial condition is assessed by four independent rating agencies. These ratings provide an important source of information for customers, investors and other users of financial and operating data. The Company currently holds these ratings from the following agencies:

    - A.M. Best -- On June 7, 1999, A.M. Best affirmed the A++ financial strength rating (its highest rating) it has assigned to the Company.

    - Duff & Phelps -- On August 10, 1999, Duff & Phelps reaffirmed the AAA claims paying ability rating (its highest rating) it has assigned to the Company. At the same time, it issued a negative outlook for the rating, indicating that it could be lowered at some future point.

    - Moody's Investors Service -- On August 10, 1999, Moody's confirmed the Aa2 financial strength rating (its third highest rating) it has assigned to the Company. At the same time, it issued a negative outlook for the rating, indicating that it could be lowered at some future point.

    - Standard & Poor's -- On August 6, 1999, S&P lowered the Company's financial strength rating from AAA (its highest rating) to AA+ (its second highest rating). At the same time, it changed its outlook for the rating from negative to stable, indicating that it is unlikely to change the rating in the immediate future.

      The latter three agencies all took their recent actions in response to the loss cited in the parent company's second quarter earnings statement, a loss triggered by provisions taken with respect to pension compensation in the parent company's United Kingdom operations. They also cited the parent company's challenge with respect to reinsurance.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      This discussion covers market risks associated with investment portfolios that support the Company's general account liabilities. This discussion does not cover market risks associated with those investment portfolios that support separate account products. For these products, the policyholder, rather than the Company, assumes these market risks.

      GENERAL

      The assets of the Company's general account are available to support general account liabilities. For purposes of managing these assets in relation to these liabilities, the Company notionally segments these assets by product or by groups of products. The Company manages each segment's assets based on an investment policy that it has established for that segment. The policy covers the segment's liability characteristics and liquidity requirements, provides cash flow estimates, and sets targets for asset mix, duration, and quality. Each quarter, investment and business unit managers review these policies to ensure that the policies remain appropriate, taking into account each segment's liability characteristics.

      TYPES OF MARKET RISKS

      The Company's management believes that stringent underwriting standards and practices have resulted in high-quality portfolios and have the effect of limiting credit risk. It is the Company's policy, for example, not to purchase below-investment-grade securities. Also, as a matter of investment policy, the Company assumes no foreign currency or commodity risk; nor does it assume equity price risk except to the extent that it holds real estate in its portfolios. (At year-end 1998, investment real estate holdings represented approximately 3% of its total general account portfolio.) The management of interest rate risk exposure is discussed below.

INTEREST RATE RISK MANAGEMENT

      The Company's fixed interest rate liabilities are primarily supported by well diversified portfolios of fixed interest investments. They are also supported by holdings of real estate and floating rate notes. All of these fixed interest investments are held for other than trading purposes and can include publicly issued and privately placed bonds and commercial mortgage loans. Public bonds can include Treasury bonds, corporate bonds, and money market instruments. The Company's fixed income portfolios also hold securitized assets, including mortgage-backed securities (MBS) and asset-backed securities. These securities are subject to the same standards applied to other portfolio investments, including relative value criteria and diversification guidelines. In portfolios backing interest-sensitive liabilities, the Company's policy is to limit MBS holdings to less than 10% of total portfolio assets. In all portfolios, the Company restricts MBS investments to pass-through securities issued by U.S. Government agencies and to collateralized mortgage obligations, which are expected to exhibit relatively low volatility. The Company does not engage in leveraged transactions and it does not invest in the more speculative forms of these instruments such as the interest-only, principal-only, inverse floater, or residual tranches.

      Changes in the level of domestic interest rates affect the market value of fixed interest assets and liabilities. Segments whose liabilities mainly arise from the sale of products containing interest rate guarantees for certain terms are sensitive to changes in interest rates. In these segments, the Company uses "immunization" strategies, which are specifically designed to minimize the loss from wide fluctuations in interest rates. The Company supports these strategies using analytical and modeling software acquired from outside vendors.

      Significant features of the Company's immunization models include:

    - an economic or market value basis for both assets and liabilities;

    - an option pricing methodology;

    - the use of effective duration and convexity to measure interest rate sensitivity; and

    - the use of "key rate durations" to estimate interest rate exposure at different parts of the yield curve and to estimate the exposure to non-parallel shifts in the yield curve.

      The Company's Interest Rate Risk Committee meets monthly. After reviewing duration analyses, market conditions and forecasts, the Committee develops specific asset management strategies for the interest-sensitive portfolios. These strategies may involve managing to achieve small intentional mismatches, either in terms of total effective duration or for certain key rate durations, between the liabilities and related assets of particular segments. The Company manages these mismatches to a tolerance range of plus or minus 0.5.

      Asset strategies may include the use of Treasury futures or interest rate swaps to adjust the duration profiles for particular portfolios. All derivative transactions are conducted under written operating guidelines and are marked to market. Total positions and exposures are reported to the Company's Board of Directors on a monthly basis. The counterparties to hedging transactions are major highly rated financial institutions, with respect to which the risk of the Company's incurring losses related to credit exposures is considered remote.

      Liabilities categorized as financial instruments and held in the Company's general account at December 31, 1998 and June 30, 1999 had a fair value of $1,538.3 million and $1,246.9 million, respectively. Fixed income investments supporting those liabilities had a fair value of $2,710.1 million and $2,290.9 million, respectively at those dates. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets at December 31, 1998 and at June 30, 1999. The December 31, 1998 analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $46.3 million and the corresponding assets would show a net decrease of $113.2 million. The June 30, 1999 analysis showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $37.7 million and the corresponding assets would show a net decrease of $90.4 million.

      By comparison, liabilities categorized as financial instruments and held in the Company's general account at December 31, 1997 and December 31, 1998 had a fair value of $1,986.4 million and $1,538.3 million, respectively. Fixed income investments supporting those liabilities had a fair value of $3,276.2 million at December 31, 1997 and $2,710.1 at December 31, 1998. The Company performed a sensitivity analysis on these interest-sensitive liabilities and assets at December 31, 1997 and at December 31, 1998. The analysis at December 31, 1997 showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $56.0 million and the corresponding assets would show a net decrease of $108.0 million. The analysis at December 31, 1998 showed that if there were an immediate increase of 100 basis points in interest rates, the fair value of the liabilities would show a net decrease of $46.3 million and the corresponding assets would show a net decrease of $113.2 million.

      The Company produced these estimates using computer models. Since these models reflect assumptions about the future, they contain an element of uncertainty. For example, the models contain assumptions about future policyholder behavior and asset cash flows. Actual policyholder behavior and asset cash flows could differ from what the models show. As a result, the models' estimates of duration and market values may not reflect what actually will occur. The models are further limited by the fact that they do not provide for the possibility that management action could be taken to mitigate adverse results. The Company's management believes that this limitation is one of conservatism, that is, it will tend to cause the models to produce estimates that are generally worse than one might actually expect, all other things being equal.

      Based on its processes for analyzing and managing interest rate risk, the Company believes its exposure to interest rate changes will not materially affect its near-term financial position, results of operations, or cash flows.

REINSURANCE

      The Company has agreements with Sun Life (Canada) which provide that Sun Life (Canada) will reinsure the mortality risks of the individual life insurance contracts previously sold by the Company. Under these agreements, basic death benefits and supplementary benefits are reinsured on a yearly renewable term basis and coinsurance basis, respectively. Reinsurance transactions under these agreements in 1998 had the effect of decreasing net income from operations by $2,128,000.

      Effective January 1, 1991 the Company entered into an agreement with Sun Life (Canada) under which certain individual life insurance contracts issued by Sun Life (Canada) were reinsured by the Company on a 90% coinsurance basis. Also effective January 1, 1991, the Company entered into an agreement with Sun Life (Canada) which provides that Sun Life (Canada) will reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company in the reinsurance agreement described above. Death benefits are reinsured on a yearly renewable term basis. The life reinsurance assumed agreement requires the reinsurer to withhold funds in an amount equal to the reserves assumed. These agreements had the effect of increasing income from operations by approximately $24,579,000 for the year ended December 31, 1998. The Company terminated these agreements, effective October 1, 1998, resulting in an increase in income from operations of $65,679,000, which included a cash settlement.

      The Company has also executed reinsurance agreements with unaffiliated companies. These agreements provide reinsurance of certain individual life insurance contracts on a modified coinsurance basis under which all deficiency reserves are ceded; as well as reinsurance for variable universal life on a yearly renewable term basis for which the Company has a maximum retention of $2,000,000.

RESERVES

      In accordance with the life insurance laws and regulations under which the Company operates, it is obligated to carry on its books, as liabilities, actuarially determined reserves to meet its obligations on its outstanding contracts. Reserves are based on mortality tables in general use in the United States and are computed to equal amounts that, with additions from premiums to be received, and with interest on such reserves compounded annually at certain assumed rates, will be sufficient to meet the Company's policy obligations at their maturities or in the event of an insured's death. In the accompanying Financial Statements, these reserves are determined in accordance with statutory regulations.

INVESTMENTS

      Of the Company's total assets of $16.9 billion at December 31, 1998, 82.7% ($13.98 billion) consisted of unitized and non-unitized separate account assets, 10.4% ($1.76 billion) was invested in bonds and similar securities, 3.2% ($541 million) was invested in mortgages, 0.7 % ($118.3 million) was invested in subsidiaries, 0.6% ($101.4 million) was invested in real estate, and the remaining 2.4% ($405.6 million) was invested in cash and other assets.

COMPETITION

      The Company is engaged in a business that is highly competitive because of the large number of stock and mutual life insurance companies and other entities marketing insurance products. According to a 1998 statistical study, published by A.M. Best, the Company ranked 37th among North American life insurance companies based upon total assets as of December 31, 1997. Its ultimate parent company, Sun Life (Canada), ranked 21st.

EMPLOYEES

      The Company and Sun Life (Canada) have entered into a service agreement which provides that the latter will furnish the Company, as required, with personnel as well as certain services and facilities on a cost reimbursement basis. Expenses under this agreement amounted to approximately $16,344,000 in
1998. As of         , 1999, the Company had    direct employees employed at its
Principal

Executive Office in Wellesley Hills, Massachusetts and at its Retirement Products and Services Division in Boston, Massachusetts.

PROPERTIES

      The Company occupies office space owned by it and leased to Sun Life (Canada), and certain unrelated parties for lease terms not exceeding five years. The Company also occupies office space which it leases from unaffiliated parties for various lease terms. Rent received by the Company under the leases amounted to approximately $6,856,000 in 1998.

STATE REGULATION

      The Company is subject to the laws of the State of Delaware governing life insurance companies and to regulation by the Commissioner of Insurance of Delaware. An annual statement is filed with the Commissioner of Insurance on or before March lst in each year relating to the operations of the Company for the preceding year and its financial condition on December 31st of such year. Its books and records are subject to review or examination by the Commissioner or his agents at any time and a full examination of its operations is conducted at periodic intervals.

      The Company is also subject to the insurance laws and regulations of the other states and jurisdictions in which it is licensed to operate. The laws of the various jurisdictions establish supervisory agencies with broad administrative powers with respect to licensing to transact business, overseeing trade practices, licensing agents, approving policy forms, establishing reserve requirements, fixing maximum interest rates on life insurance policy loans and minimum rates for accumulation of surrender values, prescribing the form and content of required financial statements and regulating the type and amounts of investments permitted. Each insurance company is required to file detailed annual reports with supervisory agencies in each of the jurisdictions in which it does business and its operations and accounts are subject to examination by such agencies at regular intervals.

      In addition, many states regulate affiliated groups of insurers, such as the Company, its parent and its affiliates, under insurance holding company legislation. Under such laws, inter-company transfers of assets and dividend payments from insurance subsidiaries may be subject to prior notice or approval, depending on the size of such transfers and payments in relation to the financial positions of the companies involved.

      Under insurance guaranty fund laws in most states, insurers doing business therein can be assessed (up to prescribed limits) for policyholder losses incurred by insolvent companies. The amount of any future assessments of the Company under these laws cannot be reasonably estimated. However, most of these laws do provide that an assessment may be excused or deferred if it would threaten an insurer's own financial strength and many permit the deduction of all or a portion of any such assessment from any future premium or similar taxes payable.

      Although the federal government generally does not directly regulate the business of insurance, federal initiatives often have an impact on the business in a variety of ways. Current and proposed federal measures which may significantly affect the insurance business include employee benefit regulation, removal of barriers preventing banks from engaging in the insurance business, tax law changes affecting the taxation of insurance companies, the tax treatment of insurance products and its impact on the relative desirability of various personal investment vehicles.

                               LEGAL PROCEEDINGS

      There are no pending legal proceedings affecting the Variable Account. We and our subsidiaries are engaged in various kinds of routine litigation which, in management's judgment, is not of material importance to our respective total assets or material with respect to the Variable Account.

                                  ACCOUNTANTS

      The financial statements of the Variable Account for the year ended December 31, 1998 included in the Statement of Additional Information and the statutory financial statements of the

Company for the years ended December 31, 1998, 1997 and 1996 included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein, and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                              FINANCIAL STATEMENTS

      The financial statements of the Company which are included in this Prospectus should be considered only as bearing on the ability of the Company to meet its obligations with respect to amounts allocated to the Fixed Account and with respect to the death benefit and the Company's assumption of the mortality and expense risks. They should not be considered as bearing on the investment performance of the Fund shares held in the Sub-Accounts of the Variable Account.

      The financial statements of the Variable Account for the year ended December 31, 1998 are included in the Statement of Additional Information.

                            ------------------------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND
CAPITAL STOCK AND SURPLUS
DECEMBER 31, 1998 AND 1997 (IN THOUSANDS)

                                                                                   1998           1997
                                                                               -------------  -------------
ADMITTED ASSETS
    Bonds                                                                      $   1,763,468  $   1,910,699
    Common stocks                                                                    128,445        117,229
    Mortgage loans on real estate                                                    535,003        684,035
    Properties acquired in satisfaction of debt                                       17,207         22,475
    Investment real estate                                                            78,021         78,426
    Policy loans                                                                      41,944         40,348
    Cash and short-term investments                                                  265,226        544,418
    Other invested assets                                                             64,177         55,716
    Life insurance premiums and annuity considerations due and uncollected                --          9,203
    Investment income due and accrued                                                 35,706         39,279
    Federal income tax recoverable and interest thereon                                1,110             --
    Receivable from parent, subsidiaries and affiliates                                   --         27,136
    Funds withheld on reinsurance assumed                                                 --        982,653
    Other assets                                                                       1,928          1,842
                                                                               -------------  -------------
    General account assets                                                         2,932,235      4,513,459
    Separate account assets:
      Unitized                                                                    11,774,745      9,068,021
      Non-unitized                                                                 2,195,641      2,343,877
                                                                               -------------  -------------
    Total Admitted Assets                                                      $  16,902,621  $  15,925,357
                                                                               -------------  -------------
                                                                               -------------  -------------
LIABILITIES
    Aggregate reserve for life policies and contracts                          $   1,216,107  $   2,188,243
    Supplementary contracts                                                            1,885          2,247
    Policy and contract claims                                                           369          2,460
    Provision for policyholders' dividends and coupons payable                            --         32,500
    Liability for premium and other deposit funds                                  1,000,875      1,450,705
    Surrender values on cancelled policies                                                 5            215
    Interest maintenance reserve                                                      40,490         33,830
    Commissions to agents due or accrued                                               2,615          2,826
    General expenses due or accrued                                                    5,932          6,238
    Transfers from Separate Accounts due or accrued                                 (361,863)      (284,078)
    Taxes, licenses and fees due or accrued, excluding FIT                               401            105
    Federal income taxes due or accrued                                               25,019         56,384
    Unearned investment income                                                            23             34
    Amounts withheld or retained by company as agent or trustee                          529             47
    Remittances and items not allocated                                                5,176          1,363
    Borrowed money                                                                        --        110,142
    Asset valuation reserve                                                           44,392         47,605
    Payable to parent, subsidiaries, and affiliates                                   30,381             --
    Payable for securities                                                               428         27,104
    Other liabilities                                                                  9,770          2,924
                                                                               -------------  -------------
    General account liabilities                                                    2,022,534      3,680,894
    Separate account liabilities:
      Unitized                                                                    11,774,522      9,067,891
      Non-unitized                                                                 2,195,641      2,343,877
                                                                               -------------  -------------
    Total liabilities                                                             15,992,697     15,092,662
                                                                               -------------  -------------
CAPITAL STOCK AND SURPLUS
    Common capital stock                                                               5,900          5,900
                                                                               -------------  -------------
    Surplus notes                                                                    565,000        565,000
    Gross paid in and contributed surplus                                            199,355        199,355
    Unassigned funds                                                                 139,669         62,440
                                                                               -------------  -------------
    Surplus                                                                          904,024        826,795
                                                                               -------------  -------------
    Total common capital stock and surplus                                           909,924        832,695
                                                                               -------------  -------------
    Total Liabilities, Capital Stock and Surplus                               $  16,902,621  $  15,925,357
                                                                               -------------  -------------
                                                                               -------------  -------------

                  SEE NOTES TO STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (IN 000'S)

                                              1998        1997        1996
                                           ----------  ----------  ----------
 INCOME:
     Premiums and annuity considerations   $  210,198  $  254,066  $  266,942
     Deposit-type funds                     2,140,604   2,155,297   1,775,230
     Considerations for supplementary
       contracts without life
       contingencies and dividend
       accumulations                            2,086       1,615       2,340
     Net investment income                    184,532     270,249     303,753
     Amortization of interest maintenance
       reserve                                  2,282       1,166       1,557
     Income from fees associated with
       investment management and
       administration and contract
       guarantees from Separate Account       141,211     109,757      83,278
     Net gain from operations from
       Separate Account                            --           5          --
     Other income                              87,364     102,889      87,532
                                           ----------  ----------  ----------
     Total                                  2,768,277   2,895,044   2,520,632
                                           ----------  ----------  ----------
 BENEFITS AND EXPENSES:
     Death benefits                            15,335      17,284      12,394
     Annuity benefits                         153,636     148,135     146,654
     Disability benefits and benefits
       under accident and health policies         104         132         105
     Surrender benefits and other fund
       withdrawals                          1,933,833   1,854,004   1,507,263
     Interest on policy or contract funds        (140)        699       2,205
     Payments on supplementary contracts
       without life contingencies and
       dividend accumulations                   2,528       1,687       2,120
     Increase (decrease) in aggregate
       reserves for life and accident and
       health policies and contracts         (972,135)    127,278     162,678
     Decrease in liability for premium
       and other deposit funds               (449,831)   (447,603)   (392,348)
     Increase (decrease) in reserve for
       supplementary contracts without
       life contingencies and for
       dividend and coupon accumulations         (362)         42         327
                                           ----------  ----------  ----------
     Total                                    682,968   1,701,658   1,441,398
     Commissions on premiums and annuity
       considerations (direct business
       only)                                  137,718     132,700     109,894
     Commissions and expense allowances
       on reinsurance assumed                  13,032      17,951      18,910
     General insurance expenses                58,132      46,624      37,206
     Insurance taxes, licenses and fees,
       excluding federal income taxes           7,388       8,267       8,431
     Increase (decrease) in loading on
       and cost of collection in excess
       of loading on deferred and
       uncollected premiums                    (1,663)        523         901
     Net transfers to Separate Accounts       722,851     844,130     761,941
     Reserve and fund adjustments on
       reinsurance terminated               1,017,112          --          --
                                           ----------  ----------  ----------
     Total                                  2,637,538   2,751,853   2,378,681
                                           ----------  ----------  ----------
     Net gain from operations before
       dividends to policyholders and
       Federal Income Taxes                   130,739     143,191     141,951
     Dividends to policyholders                (5,981)     33,316      29,189
                                           ----------  ----------  ----------
     Net gain from operations after
       dividends to policyholders and
       before Federal Income Taxes            136,720     109,875     112,762
     Federal income tax expense
       (benefit), (excluding tax on
       capital gains)                          11,713       7,339      (5,400)
                                           ----------  ----------  ----------
     Net gain from operations after
       dividends to policyholders and
       federal income taxes and before
       realized capital gains                 125,007     102,536     118,162
     Net realized capital gains less
       capital gains tax and transferred
       to the IMR                                 394      26,706       4,862
                                           ----------  ----------  ----------
 NET INCOME                                $  125,401  $  129,242  $  123,024
                                           ----------  ----------  ----------
                                           ----------  ----------  ----------

                  SEE NOTES TO STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.) STATUTORY STATEMENTS OF CHANGES IN CAPITAL STOCK AND SURPLUS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (IN 000'S)

                                                              1998        1997         1996
                                                           ----------  -----------  -----------
Capital and surplus, Beginning of year                     $  832,695  $   567,143  $   792,452
                                                           ----------  -----------  -----------
Net income                                                    125,401      129,242      123,024
Change in net unrealized capital gains (losses)                  (384)       1,152       (1,715)
Change in non-admitted assets and related items                (1,086)        (463)          67
Change in reserve on account of change in valuation basis          --       39,016           --
Change in asset valuation reserve                               3,213        6,307      (11,812)
Surplus (contributed to) withdrawn from Separate Accounts
  during period                                                    82           --          100
Other changes in surplus in Separate Accounts Statements           10           --           --
Change in surplus notes                                            --      250,000     (335,000)
Dividends to stockholders                                     (50,000)    (159,722)          --
Aggregate write-ins for gains and losses in surplus                (7)          20           27
                                                           ----------  -----------  -----------
Net change in capital and surplus for the year                 77,229      265,552     (225,309)
                                                           ----------  -----------  -----------
Capital and surplus, End of year                           $  909,924  $   832,695  $   567,143
                                                           ----------  -----------  -----------
                                                           ----------  -----------  -----------

                  SEE NOTES TO STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.) STATUTORY STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996 (IN THOUSANDS)

                                               1998         1997         1996
                                            -----------  -----------  -----------
 Cash Provided by Operations:
   Premiums, annuity considerations and
     deposit funds received                 $ 2,361,669  $ 2,410,919  $ 2,059,577
   Considerations for supplementary
     contracts and dividend accumulations
     received                                     2,086        1,615        2,340
   Net investment income received               236,944      345,279      324,914
   Other income received                        253,147      208,223       88,295
                                            -----------  -----------  -----------
 Total receipts                               2,853,846    2,966,036    2,475,126
                                            -----------  -----------  -----------
   Benefits paid (other than dividends)       2,107,736    2,020,747    1,671,483
   Insurance expenses and taxes paid
     (other than federal income and
     capital gains taxes)                       217,023      203,650      172,015
   Net cash transferred to Separate
     Accounts                                   800,636      895,465      755,605
   Dividends paid to policyholders               26,519       28,316       22,689
   Federal income tax payments
     (recoveries),(excluding tax on
     capital gains)                              46,965        1,397      (15,363)
   Other--net                                      (138)         698        2,205
                                            -----------  -----------  -----------
 Total payments                               3,198,741    3,150,273    2,608,634
                                            -----------  -----------  -----------
 Net cash used in operations                   (344,895)    (184,237)    (133,508)
                                            -----------  -----------  -----------
   Proceeds from long-term investments
     sold, matured or repaid (after
     deducting taxes on capital gains of
     $2,038 for 1998, $750 for 1997 and
     $1,555 for 1996)                         1,261,396    1,343,803    1,768,147
   Issuance (repayment) of surplus notes             --      250,000     (335,000)
   Other cash provided (used)                   (40,529)      71,095      147,956
                                            -----------  -----------  -----------
 Total cash provided                          1,220,867    1,664,898    1,581,103
                                            -----------  -----------  -----------
 Cash Applied:
   Cost of long-term investments acquired      (967,901)    (773,783)  (1,318,880)
   Other cash applied                          (187,263)    (310,519)    (177,982)
                                            -----------  -----------  -----------
 Total cash applied                          (1,155,164)  (1,084,302)  (1,496,862)
 Net change in cash and short-term
 investments                                   (279,192)     396,359      (49,267)
 Cash and short-term investments:
 Beginning of year                              544,418      148,059      197,326
                                            -----------  -----------  -----------
 End of year                                $   265,226  $   544,418  $   148,059
                                            -----------  -----------  -----------
                                            -----------  -----------  -----------

                  SEE NOTES TO STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      GENERAL

      Sun Life Assurance Company of Canada (U.S.) (the "Company") is incorporated as a life insurance company and is currently engaged in the sale of individual variable life insurance, individual fixed and variable annuities, group fixed and variable annuities and group pension contracts.

      Effective May 1, 1997, the Company became a wholly-owned subsidiary of the newly established Sun Life of Canada (U.S.) Holdings, Inc. ("Life Holdco"). On December 18, 1997, Life Holdco became a wholly-owned subsidiary of the Sun Life Assurance Company of Canada - U.S. Operations Holdings, Inc. ("US Holdco"). US Holdco is a wholly-owned subsidiary of Sun Life Assurance Company of Canada ("SLOC"). Prior to December 18, 1997, Life Holdco was a direct wholly-owned subsidiary of SLOC.

      The Company, which is domiciled in the State of Delaware, prepares its financial statements in accordance with statutory accounting practices prescribed or permitted by the State of Delaware Insurance Department. Prescribed accounting practices include practices described in a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted accounting practices encompass all accounting practices not so prescribed. The permitted accounting practices adopted by the Company are not material to the financial statements. Prior to 1996, statutory accounting practices were recognized by the insurance industry and the accounting profession as generally accepted accounting principles for mutual life insurance companies and stock life insurance companies wholly-owned by mutual life insurance companies. In April 1993, the Financial Accounting Standards Board ("FASB") issued an interpretation (the "Interpretation"), that became effective in 1996, which changed the previous practice of mutual life insurance companies (and stock life insurance companies that are wholly-owned subsidiaries of mutual life insurance companies) with respect to utilizing statutory basis financial statements for general purposes, in that it will no longer allow such financial statements to be described as having been prepared in conformity with generally accepted accounting principles ("GAAP"). Consequently, these financial statements prepared in conformity with statutory accounting practices, as described above, vary from and are not intended to present the Company's financial position, results of operations or cash flow in conformity with generally accepted accounting principles. (See Note 20 for further discussion relative to the Company's basis of financial statement presentation.) The effects on the financial statements of the variances between the statutory basis of accounting and GAAP, although not reasonably determinable, are presumed to be material.

      INVESTED ASSETS

      Bonds are carried at cost, adjusted for amortization of premium or accrual of discount. Investments in non-insurance subsidiaries are carried on the equity basis. Investments in mortgage backed securities are generally carried at amortized cost. Changes in prepayment assumptions and resulting cash flows are evaluated periodically. The adjusted yield is used to calculate investment income in future periods. If current book value exceeds future undiscounted cash flows, a realized capital loss is recorded and amortized through IMR. Investments in insurance subsidiaries are carried at their statutory surplus values. Mortgage loans acquired at a premium or discount are carried at amortized values and other mortgage loans are carried at the amounts of the unpaid balances. Real estate investments are carried at the lower of cost, adjusted for accumulated depreciation or appraised value, less encumbrances. Short-term investments are carried at amortized cost, which approximates fair value. Depreciation of buildings and improvements is calculated using the straight-line method over the estimated useful life of the property, generally 40 to 50 years.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

1.  DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING
POLICIES (CONTINUED):
      POLICY AND CONTRACT RESERVES

      The reserves for life insurance and annuity contracts, developed by accepted actuarial methods, have been established and maintained on the basis of published mortality tables using assumed interest rates and valuation methods that will provide reserves at least as great as those required by law and contract provisions.

      INCOME AND EXPENSES

      For life and annuity contracts, premiums are recognized as revenues over the premium paying period, whereas commissions and other costs applicable to the acquisition of new business are charged to operations as incurred.

      SEPARATE ACCOUNTS

      The Company has established unitized separate accounts applicable to various classes of contracts providing for variable benefits. Contracts for which funds are invested in separate accounts include variable life insurance and individual and group qualified and non-qualified variable annuity contracts.

      Assets and liabilities of the separate accounts, representing net deposits and accumulated net investment earnings less fees, held primarily for the benefit of contract holders, are shown as separate captions in the financial statements. Assets held in the separate accounts are carried at market value as determined by quoted market prices of the underlying investments.

      The Company has also established a non-unitized separate account for amounts allocated to the fixed portion of certain combination fixed/variable deferred annuity contracts. The assets of this account are available to fund general account liabilities, and general account assets are available to fund liabilities of this account.

      Gains (losses) from mortality experience and investment experience of the separate accounts, not applicable to contract owners, are transferred to (from) the general account. Accumulated gains (losses) that have not been transferred are recorded as a payable (receivable) to (from) the general account. Amounts payable to the general account of the Company were $361,863,000 in 1998 and $284,078,000 in 1997.

      CHANGES IN ACCOUNTING PRINCIPLES AND REPORTING

      As described more fully in Note 10, during 1997 the Company changed certain assumptions used in determining actuarial reserves.

      In March 1998, the National Association of Insurance Commissioners adopted the Codification of Statutory Accounting Principles ("Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, is proposed to be effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices and it is uncertain when, or if, the state of Delaware will require adoption of Codification for the preparation of statutory financial statements. The Company has not finalized the quantification of the effects of Codification on its statutory financial statements.

      OTHER

      Preparation of the financial statements requires management to make estimates and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

      Certain prior year amounts have been reclassified to conform to amounts as presented in the current year.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

2.  INVESTMENTS IN SUBSIDIARIES

      The Company owns all of the outstanding shares of Sun Life Insurance and Annuity Company of New York ("Sun Life (N.Y.)"), Massachusetts Casualty Insurance Company ("MCIC"), Sun Life of Canada (U.S.) Distributors, Inc. (formerly Sun Investment Services Company) ("Sundisco"), New London Trust, F.S.B. ("NLT"), Sun Life Financial Services Limited ("SLFSL"), Sun Benefit Services Company, Inc. ("Sunbesco"), Sun Capital Advisers, Inc. ("Sun Capital"), Sun Life Finance Corporation ("Sunfinco"), Sun Life of Canada (U.S.) SPE 97-1, Inc. ("SPE 97-1"), Clarendon Insurance Agency, Inc. ("Clarendon") and Sun Life Information Services Ireland Ltd. ("SLISL").

      On February 5, 1999, the Company finalized the sale of MCIC, a disability insurance company which issues primarily individual disability income policies, to Centre Solutions (U.S.) Limited, a wholly-owned subsidiary of Centre Reinsurance Holdings Limited for approximately $34 million. The impact of this sale to the ongoing operations of the Company is not expected to be material.

      On September 28, 1998, the Company formed SLISL as an offshore technology center for the purpose of completing systems projects for affiliates.

      On October 30, 1997, the Company established a wholly-owned special purpose corporation, SPE 97-1, for the purpose of engaging in activities incidental to securitizing mortgage loans.

      On December 31, 1997, the Company purchased from Massachusetts Financial Services ("MFS") all of the outstanding shares of Clarendon, a registered broker-dealer that acts as the general distributor of certain annuity and life insurance contracts issued by the Company and its affiliates.

      Prior to December 24, 1997, the Company owned 93.6% of the outstanding shares of MFS. On December 24, 1997, the Company transferred all of its shares of MFS to Life Holdco in the form of a dividend valued at $159,722,000. As a result of this transaction, the Company realized a gain of $21,195,000 of undistributed earnings.

      MFS, a registered investment adviser, serves as investment adviser to the mutual funds in the MFS family of funds as well as certain mutual funds and separate accounts established by the Company. The MFS Asset Management Group provides investment advice to substantial private clients.

      Sun Life (N.Y.) is engaged in the sale of individual fixed and variable annuity contracts and group life and disability insurance contracts in the State of New York.

      Sundisco is a registered investment adviser and broker-dealer.

      NLT is a federally chartered savings bank.

      SLFSL serves as the marketing administrator for the distribution of the offshore products of Sun Life Assurance Company of Canada (Bermuda), an affiliate.

      Sun Capital is a registered investment adviser.

      Sunfinco and Sunbesco are currently inactive.

      On September 28, 1998 a $500,000 note was issued by SLISL to the Company at a rate of 6.0%, maturing on September 28, 2002.

      A $110,000,000 note was issued to the Company by MFS on February 11, 1998 at an interest rate of 6.0% due February 11, 1999. Another $110,000,000 note was issued to the Company by MFS on December 22, 1998 at an interest rate of 5.55% due February 11, 1999.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

2.  INVESTMENTS IN SUBSIDIARIES (CONTINUED):
      On December 23, 1997, the Company issued a $110,000,000 note to US Holdco at an interest rate of 5.80%, which was repaid on March 1, 1998. A $110,000,000 note was also issued to the Company by MFS on December 23, 1997 at an interest rate of 5.85% and was repaid on February 11, 1998.

      On December 31, 1996, the Company issued a $58,000,000 note to SLOC at an interest rate of 5.70% which was repaid on February 10, 1997. Also on December 31, 1996, the Company was issued a $58,000,000 note by MFS at an interest rate of 5.76%. This note was repaid to the Company on February 10, 1997. On December 31, 1998, 1997 and 1996, the Company had an additional $20,000,000 in notes issued by MFS, scheduled to mature in 2000.

      During 1998, 1997, and 1996, the Company contributed capital in the following amounts to its subsidiaries:

                                                                                     1998       1997       1996
                                                                                   ---------  ---------  ---------
                                                                                           (IN THOUSANDS)
MCIC                                                                                      --  $   2,000  $  10,000
SLFSL                                                                              $     750      1,000      1,500
SPE 97-1                                                                                  --     20,377         --
Sundisco                                                                              10,000         --         --
Sun Capital                                                                              500         --         --
Clarendon                                                                                 10         --         --
SLISL                                                                                    502         --         --

      Summarized combined financial information of the Company's subsidiaries as of December 31, 1998, 1997 and 1996 and for the years then ended, follows:

                                                                           1998           1997           1996
                                                                       -------------  -------------  -------------
                                                                                     (IN THOUSANDS)
Intangible assets                                                      $          --  $          --  $       9,646
Other assets                                                               1,315,317      1,190,951      1,376,014
Liabilities                                                               (1,186,872)    (1,073,966)    (1,241,617)
                                                                       -------------  -------------  -------------
Total net assets                                                       $     128,445  $     116,985  $     144,043
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------
Total revenues                                                         $     222,853  $     750,364  $     717,280
Operating expenses                                                          (221,933)      (646,896)      (624,199)
Income tax expense                                                            (1,222)       (43,987)       (42,820)
                                                                       -------------  -------------  -------------
Net income (loss)                                                      $        (302) $      59,481  $      50,261
                                                                       -------------  -------------  -------------
                                                                       -------------  -------------  -------------

      On December 24, 1997, the Company transferred all of its shares of MFS to its parent, Life Holdco.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

3.  BONDS

      Investments in debt securities are as follows:

                                                                               DECEMBER 31, 1998
                                                              ----------------------------------------------------
                                                                               GROSS        GROSS      ESTIMATED
                                                               AMORTIZED    UNREALIZED   UNREALIZED       FAIR
                                                                  COST         GAINS      (LOSSES)       VALUE
                                                              ------------  -----------  -----------  ------------
                                                                                 (IN THOUSANDS)
Long-term bonds:
    United States government and government agencies and
      authorities                                             $    140,417   $   7,635    $    (177)  $    147,875
    States, provinces and political subdivisions                    16,632       2,219           --         18,851
    Public utilities                                               397,670      38,740         (238)       436,172
    Transportation                                                 197,207      22,481          (18)       219,670
    Finance                                                        144,958      12,542         (494)       157,006
    All other corporate bonds                                      866,584      50,814       (6,419)       910,979
                                                              ------------  -----------  -----------  ------------
        Total long-term bonds                                    1,763,468     134,431       (7,346)     1,890,553
                                                              ------------  -----------  -----------  ------------
Short-term bonds:
    U.S. Treasury Bills, bankers acceptances and commercial
      paper                                                         43,400          --           --         43,400
    Affiliates                                                     220,000          --           --        220,000
                                                              ------------  -----------  -----------  ------------
        Total short-term bonds                                     263,400          --           --        263,400
                                                              ------------  -----------  -----------  ------------
Total bonds                                                   $  2,026,868   $ 134,431    $  (7,346)  $  2,153,953
                                                              ------------  -----------  -----------  ------------
                                                              ------------  -----------  -----------  ------------

                                                                               DECEMBER 31, 1997
                                                              ----------------------------------------------------
                                                                               GROSS        GROSS      ESTIMATED
                                                               AMORTIZED    UNREALIZED   UNREALIZED       FAIR
                                                                  COST         GAINS      (LOSSES)       VALUE
                                                              ------------  -----------  -----------  ------------
                                                                                 (IN THOUSANDS)
Long-term bonds:
    United States government and government agencies and
      authorities                                             $    126,923   $   5,529    $      --   $    132,452
    States, provinces and political subdivisions                    22,361       2,095           --         24,456
    Public utilities                                               398,939      35,338          (91)       434,186
    Transportation                                                 214,130      22,000         (390)       235,740
    Finance                                                        157,891       5,885         (120)       163,656
    All other corporate bonds                                      990,455      52,678       (5,456)     1,037,677
                                                              ------------  -----------  -----------  ------------
        Total long-term bonds                                    1,910,699     123,525       (6,057)     2,028,167
                                                              ------------  -----------  -----------  ------------
Short-term bonds:
    U.S. Treasury Bills, bankers acceptances and commercial
      paper                                                        431,032          --           --        431,032
    Affiliates                                                     110,000          --           --        110,000
                                                              ------------  -----------  -----------  ------------
        Total short-term bonds                                     541,032          --           --        541,032
                                                              ------------  -----------  -----------  ------------
Total bonds                                                   $  2,451,731   $ 123,525    $  (6,057)  $  2,569,199
                                                              ------------  -----------  -----------  ------------
                                                              ------------  -----------  -----------  ------------

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

3.  BONDS (CONTINUED):
      The amortized cost and estimated fair value of bonds at December 31, 1998 are shown below by contractual maturity. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call and/or prepayment penalties.

                                                                                            DECEMBER 31, 1998
                                                                                        --------------------------
                                                                                         AMORTIZED     ESTIMATED
                                                                                            COST       FAIR VALUE
                                                                                        ------------  ------------
                                                                                              (IN THOUSANDS)
Maturities:
    Due in one year or less                                                             $    459,631  $    460,787
    Due after one year through five years                                                    329,625       336,516
    Due after five years through ten years                                                   264,372       283,840
    Due after ten years                                                                      703,341       781,253
                                                                                        ------------  ------------
                                                                                           1,756,969     1,862,396
    Mortgage-backed securities                                                               269,899       291,557
                                                                                        ------------  ------------
Total bonds                                                                             $  2,026,868  $  2,153,953
                                                                                        ------------  ------------
                                                                                        ------------  ------------

      Proceeds from sales and maturities of investments in debt securities during 1998, 1997, and 1996 were $1,016,811,000, $980,264,000, and
$1,554,016,000, gross gains were $17,025,000, $10,732,000, and $16,975,000 and gross losses were $866,000, $2,446,000, and $10,885,000, respectively.

      Bonds included above with an amortized cost of approximately $2,572,000, $2,578,000 and $2,060,000 at December 31, 1998, 1997 and 1996, respectively, were on deposit with governmental authorities as required by law.

      Excluding investments in U.S. government and agencies securities, the Company is not exposed to significant concentration of credit risk in its portfolio.

4.  SECURITIES LENDING

      The Company has a securities lending program operated on its behalf by the Company's primary custodian, Chase Manhattan Bank of New York. The custodian has indemnified the Company against losses arising from this program. There were no securities out on loan as of December 31, 1998 and 1997. Income resulting from this program was $94,000, $200,000 and $137,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

5.  MORTGAGE LOANS

      The Company invests in commercial first mortgage loans throughout the United States. The Company monitors the condition of the mortgage loans in its portfolio. In those cases where mortgages have been restructured, appropriate allowances for losses have been made. In those cases where, in management's judgment, the mortgage loans' values are impaired, appropriate losses are recorded.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

5.  MORTGAGE LOANS (CONTINUED):
      The following table shows the geographical distribution of the mortgage loan portfolio.

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                                                                               1998        1997
                                                                                            ----------  ----------
                                                                                                (IN THOUSANDS)
California                                                                                  $   82,397  $  119,122
Massachusetts                                                                                   53,528      58,981
Michigan                                                                                        34,357      42,912
New York                                                                                        21,190      45,696
Ohio                                                                                            36,171      51,862
Pennsylvania                                                                                    93,587      97,949
Washington                                                                                      36,548      54,948
All other                                                                                      177,225     212,565
                                                                                            ----------  ----------
                                                                                            $  535,003  $  684,035
                                                                                            ----------  ----------
                                                                                            ----------  ----------

      The Company has restructured mortgage loans totaling $30,743,000 and $26,284,000 at December 31, 1998 and 1997, respectively, against which there are allowances for losses of $2,120,000 and $3,026,000, respectively.

      The Company has made commitments of mortgage loans on real estate into the future. The outstanding commitments for these mortgages amount to $18,005,000 and $12,300,000 at December 31, 1998 and 1997, respectively.

6.  INVESTMENT GAINS AND LOSSES

                                                                                      YEARS ENDED DECEMBER 31,
                                                                                  ---------------------------------
                                                                                     1998        1997       1996
                                                                                  ----------  ----------  ---------
                                                                                           (IN THOUSANDS)
Net realized gains (losses):
Bonds                                                                             $    5,659  $    2,882  $   5,631
Common stock of affiliates                                                                --      21,195         --
Common stocks                                                                             48
Mortgage loans                                                                         2,374       3,837        763
Real estate                                                                              955       2,912        599
Other invested assets                                                                 (3,827)       (717)       567
                                                                                  ----------  ----------  ---------
Subtotal                                                                               5,209      30,109      7,560
Capital gains tax expense                                                              4,815       3,403      2,698
                                                                                  ----------  ----------  ---------
Total                                                                             $      394  $   26,706  $   4,862
                                                                                  ----------  ----------  ---------
                                                                                  ----------  ----------  ---------
Changes in unrealized gains (losses):
Common stock of affiliates                                                        $     (302) $   (2,894) $  (5,739)
Mortgage loans                                                                        (1,312)      1,524       (600)
Real estate                                                                              403       3,377      4,624
Other invested assets                                                                    827        (855)        --
                                                                                  ----------  ----------  ---------
Total                                                                             $     (384) $    1,152  $  (1,715)
                                                                                  ----------  ----------  ---------
                                                                                  ----------  ----------  ---------

      Realized capital gains and losses on bonds and mortgages and interest rate swaps which relate to changes in levels of interest rates are charged or credited to an interest maintenance reserve ("IMR") and amortized into income over the remaining contractual life of the security sold. The net realized capital

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

6.  INVESTMENT GAINS AND LOSSES (CONTINUED):
gains credited to the interest maintenance reserve were $8,943,000 in 1998, $6,321,000 in 1997, and $7,710,000 in 1996. All gains and losses are transferred net of applicable income taxes.

7.  NET INVESTMENT INCOME

      Net investment income consisted of:

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1998        1997        1996
                                                                               ----------  ----------  ----------
                                                                                         (IN THOUSANDS)
Interest income from bonds                                                     $  167,436  $  188,924  $  178,695
Income from investment in common stock of affiliates                                3,675      41,181      50,408
Interest income from mortgage loans                                                53,269      76,073      92,591
Real estate investment income                                                      15,932      17,161      16,249
Interest income from policy loans                                                   2,881       3,582       2,790
Other investment income (loss)                                                       (641)       (193)      1,710
                                                                               ----------  ----------  ----------
Gross investment income                                                           242,552     326,728     342,443
                                                                               ----------  ----------  ----------
Interest on surplus notes and notes payable                                       (44,903)    (42,481)    (23,061)
Investment expenses                                                               (13,117)    (13,998)    (15,629)
                                                                               ----------  ----------  ----------
Net investment income                                                          $  184,532  $  270,249  $  303,753
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

8.  DERIVATIVES

      The Company uses derivative instruments for interest rate risk management purposes, including hedges against specific interest rate risk and to minimize the Company's exposure to fluctuations in interest rates. The Company's use of derivatives has included U.S. Treasury futures, conventional interest rate swaps, and forward spread lock interest rate swaps.

      In the case of interest rate futures, gains or losses on contracts that qualify as hedges are deferred until the earliest of the completion of the hedging transaction, determination that the transaction will no longer take place, or determination that the hedge is no longer effective. Upon completion of the hedge, where it is impractical to allocate gains or losses to specific hedged assets or liabilities, gains or losses are deferred in IMR and amortized over the remaining life of the hedged assets. At December 31, 1998 and 1997 there were no futures contracts outstanding.

      In the case of interest rate and foreign currency swap agreements and forward spread lock interest rate swap agreements, gains or losses on terminated swaps are deferred in the IMR and amortized over the shorter of the remaining life of the hedged asset sold or the remaining term of the swap contract. The net differential to be paid or received on interest rate swaps is recorded monthly as interest rates change.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

8.  DERIVATIVES (CONTINUED):
      Options are used to hedge the stock market interest exposure in the mortality and expense risk charges and guaranteed minimum death benefit features of the Company's variable annuities. The Company's open positions are as follows:

                                                                                         SWAPS OUTSTANDING
                                                                                       AT DECEMBER 31, 1998
                                                                                 ---------------------------------
                                                                                      NOTIONAL       MARKET VALUE
                                                                                 PRINCIPAL AMOUNTS   OF POSITIONS
                                                                                 ------------------  -------------
                                                                                          (IN THOUSANDS)
Conventional interest rate swaps                                                     $   45,000        $     508
Foreign currency swap                                                                     1,178              263

                                                                                         SWAPS OUTSTANDING
                                                                                       AT DECEMBER 31, 1997
                                                                                 ---------------------------------
                                                                                      NOTIONAL       MARKET VALUE
                                                                                 PRINCIPAL AMOUNTS   OF POSITIONS
                                                                                 ------------------  -------------
                                                                                          (IN THOUSANDS)
Conventional interest rate swaps                                                     $   80,000        $  (2,891)
Foreign currency swap                                                                     1,700              208
Forward spread lock swaps                                                                50,000              274
Asian Put Option S & P 500                                                               75,000              693

      The market value of swaps is the estimated amount that the Company would receive or pay on termination or sale, taking into account current interest rates and the current credit worthiness of the counterparties. The Company is exposed to potential credit loss in the event of nonperformance by counterparties. The counterparties are major financial institutions and management believes that the risk of incurring losses related to credit risk is remote.

9.  LEVERAGED LEASES

      The Company is a lessor in a leveraged lease agreement entered into on October 21, 1994, under which equipment having an estimated economic life of 25-40 years was leased for a term of 9.75 years. The Company's equity investment represented 22.9% of the purchase price of the equipment. The balance of the purchase price was furnished by third-party long-term debt financing, collateralized by the equipment and non-recourse to the Company. At the end of the lease term, the Master Lessee may exercise a fixed price purchase option to purchase the equipment.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

9.  LEVERAGED LEASES (CONTINUED):
      The Company's net investment in leveraged leases is composed of the following elements:

                                                                                              DECEMBER 31,
                                                                                         ----------------------
                                                                                            1998        1997
                                                                                         ----------  ----------
                                                                                             (IN THOUSANDS)
Lease contracts receivable                                                               $   78,937  $   92,605
Less non-recourse debt                                                                      (78,920)    (92,589)
                                                                                         ----------  ----------
                                                                                                 17          16
Estimated residual value of leased assets                                                    41,150      41,150
Less unearned and deferred income                                                            (8,932)    (10,324)
                                                                                         ----------  ----------
Investment in leveraged leases                                                               32,235      30,842
Less fees                                                                                      (138)       (163)
                                                                                         ----------  ----------
Net investment in leveraged leases                                                       $   32,097  $   30,679
                                                                                         ----------  ----------
                                                                                         ----------  ----------

      The net investment is included in "other invested assets" on the balance sheet.

10. REINSURANCE

      The Company has agreements with SLOC which provide that SLOC will reinsure the mortality risks of the individual life insurance contracts sold by the Company. Under these agreements basic death benefits and supplementary benefits are reinsured on a yearly renewable term basis and coinsurance basis, respectively. Reinsurance transactions under these agreements had the effect of decreasing income from operations by approximately $2,128,000, $1,381,000 and $1,603,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

      Effective January 1, 1991, the Company entered into an agreement with SLOC under which certain individual life insurance contracts issued by SLOC were reinsured by the Company on a 90% coinsurance basis. During 1997 SLOC changed certain assumptions used in determining the gross and the ceded reserve balance. The Company reflected the effect of the changes in assumptions to its assumed reserves as a direct credit to surplus. The effect of the change was a $39,016,000 decrease in reserves. Also, the agreement required SLOC to reinsure the mortality risks in excess of $500,000 per policy for the individual life insurance contracts assumed by the Company. Such death benefits are reinsured on a yearly renewable term basis. The life reinsurance assumed agreement required the reinsurer to withhold funds in amounts equal to the reserves assumed. These agreements had the effect of increasing income from operations by approximately $24,579,000, $37,050,000 and $35,161,000 for the years ended December 31, 1998,
1997 and 1996, respectively. The Company terminated this agreement effective October 1, 1998, resulting in an increase in income from operations of $65,679,000 which included a cash settlement.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

10. REINSURANCE (CONTINUED):
      The following are summarized pro-forma results of operations of the Company for the years ended December 31, 1998, 1997 and 1996 before the effect of reinsurance transactions with SLOC:

                                                                                  YEARS ENDED DECEMBER 31,
                                                                          ----------------------------------------
                                                                              1998          1997          1996
                                                                          ------------  ------------  ------------
                                                                                       (IN THOUSANDS)
Income:
    Premiums, annuity deposits and other revenues                         $  2,377,364  $  2,340,733  $  1,941,423
    Net investment income and realized gains                                   187,208       298,120       310,172
                                                                          ------------  ------------  ------------
    Subtotal                                                                 2,564,572     2,638,853     2,251,595
                                                                          ------------  ------------  ------------
Benefits and Expenses:
    Policyholder benefits                                                    2,312,247     2,350,354     2,011,998
    Other expenses                                                             203,238       187,591       155,531
                                                                          ------------  ------------  ------------
    Subtotal                                                                 2,515,485     2,537,945     2,167,529
                                                                          ------------  ------------  ------------
Income from operations                                                    $     49,087  $    100,908  $     84,066
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

      The Company has an agreement with an unrelated company which provides reinsurance of certain individual life insurance contracts on a modified coinsurance basis and under which all deficiency reserves related to these contracts are reinsured. Reinsurance transactions under this agreement had the effect of increasing income from operations by $3,008,000 in 1998, and decreasing income from operations by $2,658,000 in 1997 and $46,000 in 1996.

11. WITHDRAWAL CHARACTERISTICS OF ANNUITY ACTUARIAL RESERVES AND DEPOSIT LIABILITIES

      The withdrawal characteristics of general account and separate account annuity reserves and deposits are as follows:

                                                                                               DECEMBER 31, 1998
                                                                                         -----------------------------
                                                                                            AMOUNT        % OF TOTAL
                                                                                         -------------  --------------
                                                                                                (IN THOUSANDS)
Subject to discretionary withdrawal-with adjustment:
    With market value adjustment                                                         $   2,896,529          19
    At book value less surrender charges (surrender charge >5%)                             10,227,212          66
    At book value (minimal or no charge or adjustment)                                       1,264,453           8
Not subject to discretionary withdrawal provision                                            1,106,197           7
                                                                                         -------------         ---
Total annuity actuarial reserves and deposit liabilities                                 $  15,494,391         100
                                                                                         -------------         ---
                                                                                         -------------         ---

                                                                                               DECEMBER 31, 1997
                                                                                         -----------------------------
                                                                                            AMOUNT        % OF TOTAL
                                                                                         -------------  --------------
                                                                                                (IN THOUSANDS)
Subject to discretionary withdrawal-with adjustment:
    With market value adjustment                                                         $   3,415,394          25
    At book value less surrender charges (surrender charge >5%)                              7,672,211          57
    At book value (minimal or no charge or adjustment)                                       1,259,698           9
Not subject to discretionary withdrawal provision                                            1,164,651           9
                                                                                         -------------         ---
Total annuity actuarial reserves and deposit liabilities                                 $  13,511,954         100
                                                                                         -------------         ---
                                                                                         -------------         ---

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

12. SEGMENT INFORMATION

      The Company offers financial products and services such as fixed and variable annuities, retirement plan services and life insurance on an individual basis. Within these areas, the Company conducts business principally in two operating segments and maintains a corporate segment to provide for the capital needs of the various operating segments and to engage in other financing related activities.

      The Individual Insurance segment markets and administers a variety of life insurance products sold to individuals and corporate owners of individual life insurance. The products include whole life, universal life and variable life products.

      The Retirement Products and Services ("RPS") segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products.

      The following amounts pertain to the various business segments:

                                                                                                  FEDERAL
                                                          TOTAL          TOTAL         PRETAX      INCOME        TOTAL
(IN THOUSANDS)                                           REVENUES    EXPENDITURES*     INCOME      TAXES        ASSETS
- -----------------------------------------------------  ------------  --------------  ----------  ----------  -------------
    1998
Individual Insurance                                   $    229,710   $    144,800   $   84,910  $   (4,148) $     199,683
RPS                                                       2,527,608      2,483,715       43,893      12,486     16,123,905
Corporate                                                    10,959          3,042        7,917       3,375        579,033
                                                       ------------  --------------  ----------  ----------  -------------
    Total                                              $  2,768,277   $  2,631,557   $  136,720  $   11,713  $  16,902,621
                                                       ------------  --------------  ----------  ----------  -------------
      1997
Individual Insurance                                        304,141        272,333       31,808      13,825      1,143,697
RPS                                                       2,533,006      2,507,591       25,414      10,667     14,043,221
Corporate                                                    57,897          5,244       52,653     (17,153)       738,439
                                                       ------------  --------------  ----------  ----------  -------------
    Total                                              $  2,895,044   $  2,785,169   $  109,875  $    7,339  $  15,925,357
                                                       ------------  --------------  ----------  ----------  -------------
      1996
Individual Insurance                                        281,309        255,846       25,463      13,931        817,115
RPS                                                       2,174,602      2,151,126       23,476       1,203     12,057,572
Corporate                                                    64,721            898       63,823     (20,534)       689,266
                                                       ------------  --------------  ----------  ----------  -------------
    Total                                              $  2,520,632   $  2,407,870   $  112,762  $   (5,400) $  13,563,953
                                                       ------------  --------------  ----------  ----------  -------------

- ------------------------

* Total expenditures include dividends to policyholders of $(5,981) for 1998, $33,316 for 1997 and $29,189 for 1996.

13. RETIREMENT PLANS

      The Company participates with SLOC in a noncontributory defined benefit pension plan covering essentially all employees. The benefits are based on years of service and compensation.

      The funding policy for the pension plan is to contribute an amount which at least satisfies the minimum amount required by ERISA; currently, the plan is fully funded. The Company is charged for its share of the pension cost based upon its covered participants. Pension plan assets consist principally of separate accounts of SLOC.

      The Company's share of the group's accrued pension cost was $1,178,000 and $593,000 at December 31, 1998 and 1997, respectively. The Company's share of net periodic pension cost was $586,000, $146,000 and $27,000, for 1998, 1997 and
1996, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

13. RETIREMENT PLANS (CONTINUED):
      The Company also participates with SLOC and certain affiliates in a 401(k) savings plan for which substantially all employees are eligible. The Company matches, up to specified amounts, employees' contributions to the plan. Company contributions were $231,000, $259,000 and $233,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

OTHER POST-RETIREMENT BENEFIT PLANS

      In addition to pension benefits the Company provides certain health, dental, and life insurance benefits ("post-retirement benefits") for retired employees and dependents. Substantially all employees may become eligible for these benefits if they reach normal retirement age while working for the Company, or retire early upon satisfying an alternate age plus service condition. Life insurance benefits are generally set at a fixed amount.

      Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employer's Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires an accrual of the estimated cost of retiree benefit payments during the years the employee provides services. SFAS No. 106 allows recognition of the cumulative effect of the liability in the year of adoption or the amortization of the obligation over a period of up to 20 years. The obligation of approximately $455,000 is recognized over a period of ten years. The Company's cash flows are not affected by implementation of this standard, but implementation decreased net income by $95,000, $117,000, and $8,000 for the years ended December 31, 1998, 1997, and
1996, respectively. The Company's post retirement health, dental and life insurance benefits currently are not funded.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

13. RETIREMENT PLANS (CONTINUED):
OTHER POST-RETIREMENT BENEFIT PLANS CONTINUED

      The following table sets forth the change in the pension and other postretirement benefit plans' benefit obligations and assets as well as the plans' funded status reconciled with the amount shown in the Company's financial statements at December 31:

                                                                        PENSION BENEFITS        OTHER BENEFITS
                                                                        1998        1997        1998       1997
                                                                     ----------  ----------  ----------  ---------
                                                                                    (IN THOUSANDS)
Change in benefit obligation:
    Benefit obligation at beginning of year                          $   79,684  $   70,848  $    9,845  $   9,899
    Service cost                                                          4,506       4,251         240        306
    Interest cost                                                         6,452       5,266         673        725
    Amendments                                                               --       1,000          --         --
    Actuarial loss (gain)                                                21,975          --         308       (801)
    Benefits paid                                                        (1,825)     (1,681)       (647)      (284)
                                                                     ----------  ----------  ----------  ---------
Benefit obligation at end of year                                    $  110,792  $   79,684  $   10,419  $   9,845
                                                                     ----------  ----------  ----------  ---------
                                                                     ----------  ----------  ----------  ---------
The Company's share:
    Benefit obligation at beginning of year                          $    5,094  $    4,529  $      385  $     384
    Benefit obligation at end of year                                $    9,125  $    5,094  $      416  $     385
Change in plan assets:
    Fair value of plan assets at beginning of year                   $  136,610  $  122,807  $       --  $      --
    Actual return on plan assets                                         16,790      15,484          --         --
    Employer contribution                                                    --          --         647        284
    Benefits paid                                                        (1,825)     (1,681)       (647)      (284)
                                                                     ----------  ----------  ----------  ---------
Fair value of plan assets at end of year                             $  151,575  $  136,610  $       --  $      --
                                                                     ----------  ----------  ----------  ---------
                                                                     ----------  ----------  ----------  ---------
Funded status                                                        $   40,783  $   56,926  $  (10,419) $  (9,845)
Unrecognized net actuarial gain (loss)                                   (2,113)    (18,147)        586        257
Unrecognized transition obligation (asset)                              (24,674)    (26,730)        185        230
Unrecognized prior service cost                                           7,661       8,241          --         --
                                                                     ----------  ----------  ----------  ---------
Prepaid (accrued) benefit cost                                       $   21,657  $   20,290  $   (9,648) $  (9,358)
                                                                     ----------  ----------  ----------  ---------
                                                                     ----------  ----------  ----------  ---------
The Company's share of accrued benefit cost                          $   (1,178) $     (593) $     (195) $    (102)
Weighted-average assumptions as of December 31:
    Discount rate                                                         6.75%       7.50%       6.75%      7.50%
    Expected return on plan assets                                        8.00%       7.50%         N/A        N/A
    Rate of compensation increase                                         4.50%       4.50%         N/A        N/A

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

13. RETIREMENT PLANS (CONTINUED):
      For measurement purposes, a 10.1% annual rate of increase in the per capita cost of covered health care benefits was assumed for 1998 (5.7% for dental benefits). The rates were assumed to decrease gradually to 5% for 2005 and remain at that level thereafter.

                                                                               1998       1997       1998       1997
                                                                            ----------  ---------  ---------  ---------
Components of net periodic benefit cost:
    Service cost                                                            $    4,506  $   4,251  $     240  $     306
    Interest cost                                                                6,452      5,266        673        725
    Expected return on plan assets                                             (10,172)    (9,163)        --         --
    Amortization of transition obligation (asset)                               (2,056)    (2,056)        45         45
    Amortization of prior service cost                                             580        517         --         --
    Recognized net actuarial (gain) loss                                          (677)      (789)       (20)        71
                                                                            ----------  ---------  ---------  ---------
Net periodic benefit cost                                                   $   (1,367) $  (1,974) $     938  $   1,147
                                                                            ----------  ---------  ---------  ---------
                                                                            ----------  ---------  ---------  ---------
    The Company's share of net periodic benefit cost                        $      586  $     146  $      95  $     117
                                                                            ----------  ---------  ---------  ---------
                                                                            ----------  ---------  ---------  ---------

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

                                                                          1-PERCENTAGE-POINT   1-PERCENTAGE-POINT
                                                                               INCREASE             DECREASE
                                                                          -------------------  -------------------
                                                                                       (IN THOUSANDS)
Effect on total of service and interest cost components                        $     210            $    (170)
Effect on postretirement benefit obligation                                        2,026               (1,697)

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

      The following table presents the carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1998 and 1997:

                                                                  DECEMBER 31, 1998
                                                       ---------------------------------------
                                                        CARRYING AMOUNT   ESTIMATED FAIR VALUE
                                                       -----------------  --------------------
                                                                   (IN THOUSANDS)
ASSETS:
Bonds                                                    $   2,026,868        $  2,153,953
Mortgages                                                      535,003             556,143
Derivatives                                                         --                 771
LIABILITIES:
Insurance reserves                                       $     121,100        $    121,100
Individual annuities                                           274,448             271,849
Pension products                                             1,104,489           1,145,351


                                                                  DECEMBER 31, 1997
                                                       ---------------------------------------
                                                        CARRYING AMOUNT   ESTIMATED FAIR VALUE
                                                       -----------------  --------------------
                                                                   (IN THOUSANDS)
ASSETS:
Bonds                                                    $   2,451,731        $  2,569,199
Mortgages                                                      684,035             706,975
LIABILITIES:
Insurance reserves                                       $     123,128        $    123,128
Individual annuities                                           307,668             302,165
Pension products                                             1,527,433           1,561,108
Derivatives                                                         --              (1,716)

      The major methods and assumptions used in estimating the fair values of financial instruments are as follows:

      The fair values of short-term bonds are estimated to be the amortized cost. The fair values of long-term bonds which are publicly traded are based upon market prices or dealer quotes. For privately placed bonds, fair values are estimated by taking into account prices for publicly traded bonds of similar credit risk and maturity and repayment and liquidity characteristics.

      The fair values of the Company's general account insurance reserves and liabilities under investment-type contracts (insurance, annuity and pension contracts that do not involve mortality or morbidity risks) are estimated using discounted cash flow analyses or surrender values. Those contracts that are deemed to have short-term guarantees have a carrying amount equal to the estimated market value.

      The fair values of mortgages are estimated by discounting future cash flows using current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

      The fair values of derivative financial instruments are estimated using the process described in Note 8.

15. STATUTORY INVESTMENT VALUATION RESERVES

      The asset valuation reserve ("AVR") provides a reserve for losses from investments in bonds, stocks, mortgage loans, real estate and other invested assets with related increases or decreases being recorded directly to surplus.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

15. STATUTORY INVESTMENT VALUATION RESERVES (CONTINUED):
      Realized capital gains and losses on bonds and mortgages which relate to changes in levels of interest rates are charged or credited to an interest maintenance reserve ("IMR") and amortized into income over the remaining contractual life of the security sold.

      The table shown below presents changes in the major elements of the AVR and IMR.

                                                                                 YEARS ENDED DECEMBER 31,
                                                                                1998                  1997
                                                                        --------------------  --------------------
                                                                           AVR        IMR        AVR        IMR
                                                                        ---------  ---------  ---------  ---------
                                                                                      (IN THOUSANDS)
Balance, beginning of year                                              $  47,605  $  33,830  $  53,911  $  28,675
Net realized investment gains, net of tax                                     256      8,942     17,400      6,321
Amortization of net investment gains                                           --     (2,282)        --     (1,166)
Unrealized investment losses                                               (6,550)        --     (2,340)        --
Required by formula                                                         3,081         --    (21,366)        --
                                                                        ---------  ---------  ---------  ---------
Balance, end of year                                                    $  44,392  $  40,490  $  47,605  $  33,830
                                                                        ---------  ---------  ---------  ---------
                                                                        ---------  ---------  ---------  ---------

16. FEDERAL INCOME TAXES

      The Company and its subsidiaries file a consolidated federal income tax return. Federal income taxes are calculated for the consolidated group based upon amounts determined to be payable as a result of operations within the current year. No provision is recognized for timing differences which may exist between financial statement and taxable income. Such timing differences include reserves, depreciation and accrual of market discount on bonds. Cash payments for federal income taxes were approximately $48,144,000, $31,000,000 and $19,264,000 for the years ended December 31, 1998, 1997 and 1996, respectively. The Company is currently undergoing an audit by the Internal Revenue Service. The Company believes that there will be no material audit adjustments for the periods under examination.

17. SURPLUS NOTES AND NOTES RECEIVABLE (PAYABLE)

      On December 22, 1997, the Company issued a $250,000,000 surplus note to Life Holdco. This note has an interest rate of 8.625% and is due on or after November 6, 2027.

      On May 9, 1997, the Company issued a short-term note of $600,000,000 to Life Holdco at an interest rate of 5.10%, which was extended at various interest rates. This note was repaid on December 22, 1997.

      On December 19, 1995, the Company issued surplus notes totaling $315,000,000 to an affiliate, Sun Canada Financial Co., at interest rates between 5.75% and 7.25%. Of these notes, $157,500,000 will mature in the year 2007 and $157,500,000 will mature in the year 2015. Interest on these notes is payable semiannually.

      Principal and interest on surplus notes are payable only to the extent that the Company meets specified requirements regarding free surplus exclusive of the principal amount and accrued interest, if any, on these notes and with the consent of the Delaware Insurance Commissioner.

      The Company accrued $4,259,000 and $ 964,000 for interest on surplus notes for the years ended December 31, 1998 and 1997, respectively.

      The Company accrued $4,259,000 and $964,000 for interest on surplus notes for the years ended December 31, 1998 and 1997, respectively.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-Owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

NOTES TO STATUTORY FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

17. SURPLUS NOTES AND NOTES RECEIVABLE (PAYABLE) (CONTINUED):
      The Company expensed $44,903,000, $42,481,000 and $23,061,000 for interest on surplus notes and notes payable for the years ended December 31, 1998, 1997 and 1996, respectively.

18. TRANSACTIONS WITH AFFILIATES

      The Company has an agreement with SLOC which provides that SLOC will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $16,344,000 in 1998, $15,997,000 in 1997, and $20,192,000 in 1996.

      The Company leases office space to SLOC under lease agreements with terms expiring in September, 1999 and options to extend the terms for each of thirteen successive five-year terms at fair market rental not to exceed 125% of the fixed rent for the term which is ending. Rent received by the Company under the leases for 1998 amounted to approximately $6,856,000.

19. RISK-BASED CAPITAL

      Effective December 31, 1993, the NAIC adopted risk-based capital requirements for life insurance companies. The risk-based capital requirements provide a method for measuring the minimum acceptable amount of adjusted capital that a life insurer should have, as determined under statutory accounting practices, taking into account the risk characteristics of its investments and products. The Company has met the minimum risk-based capital requirements at December 31, 1998, 1997 and 1996.

20. ACCOUNTING POLICIES AND PRINCIPLES

      The financial statements of the Company have been prepared on the basis of statutory accounting practices which, prior to 1996, were considered by the insurance industry and the accounting profession to be in accordance with GAAP for mutual life insurance companies. The primary differences between statutory accounting practices and GAAP are described as follows. Under statutory accounting practices, financial statements are not consolidated and investments in subsidiaries are shown at net equity value. Accordingly, the assets, liabilities and results of operations of the Company's subsidiaries are not consolidated with the assets, liabilities and results of operations, respectively, of the Company. Changes in net equity value of the common stock of the Company's United States life insurance subsidiaries are directly reflected in the Company's surplus. Changes in the net equity value of the common stock of all other subsidiaries are directly reflected in the Company's Asset Valuation Reserve. Dividends paid by subsidiaries to the Company are included in the Company's net investment income.

      Other differences between statutory accounting practices and GAAP include the following: statutory accounting practices do not recognize the following assets or liabilities which are reflected under GAAP: deferred policy acquisition costs, deferred federal income taxes and statutory nonadmitted assets. Asset Valuation Reserves and Interest Maintenance Reserves are established under statutory accounting practices but not under GAAP. Methods for calculating real estate depreciation and investment valuation allowances differ under statutory accounting practices and GAAP. Actuarial assumptions and reserving methods differ under statutory accounting practices and GAAP. Premiums for universal life and investment-type products are recognized as income for statutory purposes and as deposits to policyholders' accounts for GAAP.

      Because the Company's management uses financial information prepared in conformity with accounting principles generally accepted in Canada in the normal course of business, the management of Sun Life Assurance Company of Canada (U.S.) has determined that the cost of complying with Statement No. 120, "Accounting and Reporting by Mutual Insurance Enterprises and by Insurance Enterprises for Certain Long Duration Participating Contracts", exceeds the benefits that the Company, or the users of its financial statements, would experience. Consequently, the Company has elected not to apply such standards in the preparation of these financial statements.

INDEPENDENT AUDITORS' REPORT

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)

      We have audited the accompanying statutory statements of admitted assets, liabilities and capital stock and surplus of Sun Life Assurance Company of Canada (U.S.) (the "Company") as of December 31, 1998 and 1997, and the related statutory statements of operations, changes in capital stock and surplus, and cash flow for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      As described more fully in Notes 1 and 20 to the financial statements, the Company prepared these financial statements using accounting practices prescribed or permitted by the Insurance Department of the State of Delaware, which is a comprehensive basis of accounting other than generally accepted accounting principles. The effects on the financial statements of the differences between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

      In our opinion, the statutory financial statements referred to above present fairly, in all material respects, the admitted assets, liabilities, and capital stock and surplus of Sun Life Assurance Company of Canada (U.S.) as of December 31, 1998 and 1997, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 1998 on the basis of accounting described in Notes 1 and 20.

      However, because of the differences between the two bases of accounting referred to in the second preceding paragraph, in our opinion, the statutory financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of Sun Life Assurance Company of Canada (U.S.) as of December 31, 1998 and 1997 or the results of its operations or its cash flow for each of the three years in the period ended December 31, 1998.

      As management has stated in Note 20, because the Company's management uses financial information prepared in accordance with accounting principles generally accepted in Canada in the normal course of business, the management of Sun Life Assurance Company of Canada (U.S.) has determined that the cost of complying with Statement No. 120, ACCOUNTING AND REPORTING BY MUTUAL LIFE INSURANCE ENTERPRISES AND BY INSURANCE ENTERPRISES FOR CERTAIN LONG-DURATION PARTICIPATING CONTRACTS, would exceed the benefits that the Company, or the users of its financial statements, would experience. Consequently, the Company has elected not to apply such standards in the preparation of these financial statements.

DELOITTE & TOUCHE LLP

Boston, Massachusetts

February 5, 1999

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND
CAPITAL STOCK AND SURPLUS
(UNAUDITED)

                                                                               JUNE 30, 1999    DECEMBER 31, 1998
                                                                               --------------  -------------------
                                                                                           (IN 000'S)
ADMITTED ASSETS
    Bonds                                                                       $  1,335,349      $   1,763,468
    Common stocks                                                                     88,456            128,445
    Mortgage loans on real estate                                                    616,325            535,003
    Properties acquired in satisfaction of debt                                       17,019             17,207
    Investment real estate                                                            77,136             78,021
    Policy loans                                                                      43,232             41,944
    Cash & short-term investments                                                    279,160            265,226
    Other invested assets                                                             65,753             64,177
    Investment income due and accrued                                                 28,486             35,706
    Federal income tax recoverable and interest thereon                                3,510              1,110
    Other assets                                                                      18,529              1,928
                                                                               --------------  -------------------
    General account assets                                                         2,572,955          2,932,235
    Separate account assets
      Unitized                                                                    12,994,455         11,774,745
      Non-unitized                                                                 2,245,335          2,195,641
                                                                               --------------  -------------------
    TOTAL ADMITTED ASSETS                                                       $ 17,812,745      $  16,902,621
                                                                               --------------  -------------------
                                                                               --------------  -------------------
LIABILITIES
    Aggregate reserve for life policies and contracts                           $  1,207,664      $   1,216,107
    Supplementary contracts                                                            2,093              1,885
    Policy and contract claims                                                           772                369
    Liability for premium and other deposit funds                                    733,194          1,000,875
    Surrender values on cancelled policies                                               537                  5
    Interest maintenance reserve                                                      42,782             40,490
    Commissions to agents due or accrued                                               2,490              2,615
    General expenses due or accrued                                                    6,807              5,932
    Transfers from Separate Accounts due or accrued                                 (436,782)          (361,863)
    Taxes, licenses and fees due or accrued, excluding FIT                               686                401
    Federal income taxes due or accrued                                               46,013             25,019
    Unearned investment income                                                            65                 23
    Amounts withheld or retained by company as agent or trustee                          694                529
    Remittances and items not allocated                                               14,778              5,176
    Asset valuation reserve                                                           47,386             44,392
    Payable to parent, subsidiaries, and affiliates                                   23,327             30,381
    Payable for securities                                                             6,158                428
    Other liabilities                                                                 11,817              9,770
                                                                               --------------  -------------------
    General account liabilities                                                    1,710,481          2,022,534
    Separate account liabilities
      Unitized                                                                    12,994,210         11,774,522
      Non-unitized                                                                 2,245,335          2,195,641
                                                                               --------------  -------------------
    TOTAL LIABILITIES                                                             16,950,026         15,992,697
                                                                               --------------  -------------------
    Common capital stock                                                               5,900              5,900
                                                                               --------------  -------------------
    Surplus notes                                                                    565,000            565,000
    Gross paid in and contributed surplus                                            199,355            199,355
    Unassigned funds                                                                  92,464            139,669
                                                                               --------------  -------------------
    Surplus                                                                          856,819            904,024
                                                                               --------------  -------------------
    Total common capital stock and surplus                                           862,719            909,924
                                                                               --------------  -------------------
      TOTAL LIABILITIES, CAPITAL STOCK AND SURPLUS                              $ 17,812,745      $  16,902,621
                                                                               --------------  -------------------
                                                                               --------------  -------------------

             SEE NOTES TO UNAUDITED STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF OPERATIONS
(UNAUDITED)

                                                                                             SIX MONTHS ENDED
                                                                                                 JUNE 30,
                                                                                         -------------------------
                                                                                             1999         1998
                                                                                         ------------  -----------
                                                                                                (IN 000'S)
INCOME
    Premiums and annuity considerations                                                  $     34,121  $   136,155
    Deposit-type funds                                                                      1,344,238      996,025
    Considerations for supplementary contracts without life contingencies and dividend
      accumulations                                                                             1,042        1,144
    Net investment income                                                                      80,636       99,731
    Amortization of interest maintenance reserve                                                1,815          923
    Net gain from operations from Separate Accounts Statement                                       0            3
    Income from fees associated with investment management, administration and contract
      guarantees from Separate Accounts                                                        82,776       68,136
    Other income                                                                               12,052       53,379
                                                                                         ------------  -----------
    Total                                                                                   1,556,680    1,355,496
                                                                                         ------------  -----------
BENEFITS AND EXPENSES
    Death benefits                                                                              1,189       15,833
    Annuity benefits                                                                           74,947       73,077
    Disability benefits and benefits under accident and health policies                             0           22
    Surrender benefits and other fund withdrawals                                           1,215,489      988,182
    Interest on policy or contract funds                                                          185          262
    Payments on supplementary contracts without life contingencies and of dividend
      accumulations                                                                               925        1,199
    Increase (decrease) in aggregate reserves for life and accident and health policies
      and contracts                                                                            (8,444)      58,249
    Decrease in liability for premium and other deposit funds                                (267,681)    (281,439)
    Increase in reserve for supplementary contracts without life contingencies and for
      dividend and coupon accumulations                                                           208          (14)
                                                                                         ------------  -----------
    Total                                                                                   1,016,818      855,371
    Commissions on premiums and annuity considerations (direct business only)                  79,768       66,615
    Commissions and expense allowances on reinsurance assumed                                       0        8,226
    General insurance expenses                                                                 31,186       29,784
    Insurance taxes, licenses and fees, excluding federal income taxes                          4,822        3,730
    Decrease in loading on and cost of collection in excess of loading on deferred and
      uncollected premiums                                                                          0         (234)
    Net transfers to Separate Accounts                                                        377,059      325,455
                                                                                         ------------  -----------
    Total                                                                                   1,509,653    1,288,947
                                                                                         ------------  -----------
    NET GAIN FROM OPERATIONS BEFORE DIVIDENDS TO POLICYHOLDERS AND FIT                         47,027       66,549
    Dividends to policyholders                                                                      0       19,908
                                                                                         ------------  -----------
    NET GAIN FROM OPERATIONS AFTER DIVIDENDS TO POLICYHOLDERS AND BEFORE FIT                   47,027       46,641
    Federal income tax expense (excluding tax on capital gains)                                12,921       12,394
                                                                                         ------------  -----------
    NET GAIN FROM OPERATIONS AFTER DIVIDENDS TO POLICYHOLDERS AND FIT AND BEFORE
      REALIZED CAPITAL GAINS                                                                   34,106       34,247
    Net realized capital gains less capital gains tax and transferred to the IMR                7,245          955
                                                                                         ------------  -----------
NET INCOME                                                                               $     41,351  $    35,202
                                                                                         ------------  -----------
                                                                                         ------------  -----------

             SEE NOTES TO UNAUDITED STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF OPERATIONS
(UNAUDITED)

                                                                                             THREE MONTHS ENDED
                                                                                                  JUNE 30,
                                                                                          ------------------------
                                                                                             1999         1998
                                                                                          -----------  -----------
                                                                                                 (IN 000'S)
INCOME
    Premiums and annuity considerations                                                   $    16,911  $    72,364
    Deposit-type funds                                                                        717,868      520,420
    Considerations for supplementary contracts without life contingencies and dividend
      accumulations                                                                               776          846
    Net investment income                                                                      34,049       50,128
    Amortization of interest maintenance reserve                                                  904          352
    Net gain from operations from Separate Accounts Statement                                       0            2
    Income from fees associated with investment management, administration and contract
      guarantees from Separate Accounts                                                        42,323       35,925
    Other income                                                                                6,401       27,377
                                                                                          -----------  -----------
    Total                                                                                     819,232      707,414
                                                                                          -----------  -----------
BENEFITS AND EXPENSES
    Death benefits                                                                                376        7,890
    Annuity benefits                                                                           37,464       38,039
    Disability benefits and benefits under accident and health policies                             0            0
    Surrender benefits and other fund withdrawals                                             648,670      531,101
    Interest on policy or contract funds                                                           85          195
    Payments on supplementary contracts without life contingencies and of dividend
      accumulations                                                                               596          947
    Increase (decrease) in aggregate reserves for life and accident and health policies
      and contracts                                                                            (3,564)      29,179
    Decrease in liability for premium and other deposit funds                                (142,025)    (164,218)
    Increase in reserve for supplementary contracts without life contingencies and for
      dividend and coupon accumulations                                                           197          (82)
                                                                                          -----------  -----------
    Total                                                                                     541,799      443,051
    Commissions on premiums and annuity considerations (direct business only)                  41,387       36,837
    Commissions and expense allowances on reinsurance assumed                                       0        3,984
    General insurance expenses                                                                 17,118       17,770
    Insurance taxes, licenses and fees, excluding federal income taxes                          2,569        1,577
    Decrease in loading on and cost of collection in excess of loading on deferred and
      uncollected premiums                                                                          0         (184)
    Net transfers to Separate Accounts                                                        208,603      169,850
                                                                                          -----------  -----------
    Total                                                                                     811,476      672,885
                                                                                          -----------  -----------
    NET GAIN FROM OPERATIONS BEFORE DIVIDENDS TO POLICYHOLDERS AND FIT                          7,756       34,529
    Dividends to policyholders                                                                      0       10,118
                                                                                          -----------  -----------
    NET GAIN FROM OPERATIONS AFTER DIVIDENDS TO POLICYHOLDERS AND BEFORE FIT                    7,756       24,411
    Federal income tax expense (excluding tax on capital gains)                                 5,028        4,872
                                                                                          -----------  -----------
    NET GAIN FROM OPERATIONS AFTER DIVIDENDS TO POLICYHOLDERS AND FIT AND BEFORE
      REALIZED CAPITAL GAINS                                                                    2,728       19,539
    Net realized capital gains less capital gains tax and transferred to the IMR                  967          738
                                                                                          -----------  -----------
NET INCOME                                                                                $     3,695  $    20,277
                                                                                          -----------  -----------
                                                                                          -----------  -----------

             SEE NOTES TO UNAUDITED STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.)

STATUTORY STATEMENTS OF CHANGES IN CAPITAL STOCK AND SURPLUS
(UNAUDITED)

                                                                                            SIX MONTHS ENDED JUNE
                                                                                                     30,
                                                                                            ----------------------
                                                                                               1999        1998
                                                                                            ----------  ----------
                                                                                                  (IN 000'S)
    CAPITAL AND SURPLUS, BEGINNING OF PERIOD                                                $  909,924  $  832,695
                                                                                            ----------  ----------
    Net income                                                                                  41,351      35,202
    Change in net unrealized capital gains                                                     (11,831)     (1,755)
    Change in non-admitted assets and related items                                              1,284        (441)
    Change in asset valuation reserve                                                           (2,995)      1,380
    Surplus (contributed to) withdrawn from Separate Accounts during period                        (35)         48
    Other changes in surplus in Separate Accounts Statement                                         21           0
    Dividends to stockholders                                                                  (75,000)    (50,000)
                                                                                            ----------  ----------
    Net change in capital and surplus for the period                                           (47,205)    (15,566)
                                                                                            ----------  ----------
    CAPITAL AND SURPLUS, END OF PERIOD                                                      $  862,719  $  817,129
                                                                                            ----------  ----------
                                                                                            ----------  ----------

             SEE NOTES TO UNAUDITED STATUTORY FINANCIAL STATEMENTS.

SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
(Wholly-owned Subsidiary of Sun Life of Canada (U.S.) Holdings, Inc.) STATUTORY STATEMENTS OF CASH FLOW
(UNAUDITED)

                                                                                             SIX MONTHS ENDED
                                                                                                 JUNE 30,
                                                                                        --------------------------
                                                                                            1999          1998
                                                                                        ------------  ------------
                                                                                                (IN 000'S)
CASH PROVIDED
  Premiums, annuity considerations and deposit funds received                           $  1,378,359  $  1,133,357
  Considerations for supplementary contracts and dividend accumulations received               1,042         1,144
  Net investment income received                                                             110,543       125,061
  Other income received                                                                       94,828        55,654
                                                                                        ------------  ------------
Total receipts                                                                             1,584,772     1,315,216
                                                                                        ------------  ------------
  Benefits paid (other than dividends)                                                     1,291,617     1,077,801
  Insurance expenses and taxes paid (other than federal income and capital gains
    taxes)                                                                                   114,741       109,174
  Net cash transfers to Separate Accounts                                                    451,978       313,788
  Dividends paid to policyholders                                                                  0        16,908
  Federal income tax (recoveries) payments (excluding tax on capital gains)                   (8,073)       13,264
  Other--net                                                                                     185             0
                                                                                        ------------  ------------
Total payments                                                                             1,850,448     1,530,935
                                                                                        ------------  ------------
Net cash from operations                                                                    (265,676)     (215,719)
                                                                                        ------------  ------------
  Proceeds from long-term investments sold, matured or repaid (after deducting taxes
    on capital gains of $965,960 for 1999, $1,797,495 for 1998)                              609,423       757,517
  Issuance (repayment) of surplus notes                                                            0             0
  Other cash provided                                                                         29,887       (43,091)
                                                                                        ------------  ------------
Total cash provided                                                                          639,310       714,446
                                                                                        ------------  ------------
CASH APPLIED
  Cost of long-term investments acquired                                                     231,739       710,436
  Other cash applied                                                                         127,961       134,319
                                                                                        ------------  ------------
Total cash applied                                                                           359,700       844,755
                                                                                        ------------  ------------
NET CHANGE IN CASH AND SHORT-TERM INVESTMENTS                                                 13,934      (346,028)
CASH AND SHORT-TERM INVESTMENTS:
BEGINNING OF PERIOD                                                                          265,226       544,418
                                                                                        ------------  ------------
END OF PERIOD                                                                           $    279,160  $    198,390
                                                                                        ------------  ------------
                                                                                        ------------  ------------

             SEE NOTES TO UNAUDITED STATUTORY FINANCIAL STATEMENTS.

NOTES TO UNAUDITED FINANCIAL STATEMENTS
(1) GENERAL

      In management's opinion all adjustments, which include only normal recurring adjustments, necessary for a fair presentation of the financial statements have been made.

      The accompanying unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 1998.

(2) TRANSACTIONS WITH AFFILIATES

      The Company has an agreement with its ultimate parent, Sun Life Assurance Company of Canada ("SLOC") which provides that SLOC will furnish, as requested, personnel as well as certain services and facilities on a cost-reimbursement basis. Expenses under this agreement amounted to approximately $8,048,561 and $14,591,646, respectively, for the three and six month periods in 1999 and $6,401,000 and $10,685,000 for the same periods in 1998.

      The Company leases office space to SLOC under lease agreements with terms expiring in September, 1999 and options to extend the terms for each of thirteen successive five-year terms at fair market rental not to exceed 125% of the fixed rent for the term which is ending. Rent received by the Company under the leases for the six month period amounted to approximately $3,504,000.

(3) INVESTMENTS IN SUBSIDIARIES

      The following is combined unaudited summarized financial information of the subsidiaries as of:

                                                                                       JUNE 30,     DECEMBER 31,
                                                                                         1999           1998
                                                                                     ------------  --------------
                                                                                               (000'S)
Assets                                                                               $  1,092,339   $  1,315,317
Liabilities                                                                            (1,001,879)    (1,186,872)
                                                                                     ------------  --------------
Total equity                                                                         $     90,460   $    128,445
                                                                                     ------------  --------------
                                                                                     ------------  --------------

      In determining the equity of subsidiaries for the periods, the Company has excluded approximately $2,004,000 for the six month period in 1999 and $566,000 for the year ended December 1998 representing deferred taxes.

                                                                                            SIX MONTHS ENDED JUNE
                                                                                                     30,
                                                                                            ----------------------
                                                                                              1999        1998
                                                                                            ---------  -----------
                                                                                                   (000'S)
Total revenue                                                                               $  53,081  $   126,152
Operating expenses                                                                            (55,192)    (124,389)
Income tax benefit (expense)                                                                      207       (1,795)
                                                                                            ---------  -----------
Net loss                                                                                    $  (1,904) $       (32)
                                                                                            ---------  -----------
                                                                                            ---------  -----------

                                                                                              THREE MONTHS ENDED
                                                                                                   JUNE 30,
                                                                                             --------------------
                                                                                               1999       1998
                                                                                             ---------  ---------
                                                                                                   (000'S)
Total revenue                                                                                $  26,890  $  63,685
Operating expenses                                                                             (28,530)   (64,453)
Income tax benefit (expense)                                                                       612       (730)
                                                                                             ---------  ---------
Net loss                                                                                     $  (1,028) $  (1,498)
                                                                                             ---------  ---------
                                                                                             ---------  ---------

      In determining the equity in income of subsidiaries for the periods, the Company has excluded expenses of approximately $460,000 and $493,000 for the three and six month periods in 1999 and $868,000 and $1,973,000 for the same periods in 1998, representing payables to the Company in lieu of federal income taxes.

SALE OF SUBSIDIARY

      In February 1999, the Company completed the sale of its wholly-owned subsidiary, Massachusetts Casualty Insurance company ("MCIC") to Centre Solutions (U.S.) Limited, a wholly-owned subsidiary of Centre Reinsurance Holdings, Limited for approximately $34 million. MCIC sold individual disability insurance throughout the U.S. This transaction is not expected to have a significant effect on the ongoing operations of the Company.

PENDING SALE OF SUBSIDIARY

      In April 1999, the Company announced plans to sell its wholly owned subsidiary, New London Trust F.S.B. ("NLT"). The Company anticipates that certain assets will first be sold to banks in Connecticut and New Hampshire and that the stock of NLT will then be acquired by a subsidiary of Phoenix Home Life Mutual Insurance Company. The Company anticipates that the sale will be completed in the fourth quarter of 1999, subject to state and federal regulatory approvals. This transaction is not expected to have a significant effect on the ongoing operations of the Company.

(4) INVESTMENT INCOME

      Net investment income consisted of:

                                                                                               SIX MONTHS ENDED
                                                                                                   JUNE 30,
                                                                                             --------------------
                                                                                               1999       1998
                                                                                             ---------  ---------
                                                                                                   (000'S)
Interest income from bonds                                                                   $  68,259  $  88,078
Income from investment in common stocks of affiliates                                            6,500      3,000
Interest income from mortgage loans                                                             25,398     27,885
Real estate investment income                                                                    7,788      7,881
Interest income from policy loans                                                                1,458      1,392
Other investment income (loss)                                                                    (806)       242
                                                                                             ---------  ---------
Gross investment income                                                                        108,597    128,478
Interest on surplus notes and other                                                            (21,633)   (23,271)
Investment expenses                                                                             (6,328)    (5,476)
                                                                                             ---------  ---------
Net investment income                                                                        $  80,636  $  99,731
                                                                                             ---------  ---------
                                                                                             ---------  ---------

                                                                                              THREE MONTHS ENDED
                                                                                                   JUNE 30,
                                                                                             --------------------
                                                                                               1999       1998
                                                                                             ---------  ---------
                                                                                                   (000'S)
Interest income from bonds                                                                   $  31,465  $  41,555
Income from investment in common stocks of affiliates                                                0      3,000
Interest income from mortgage loans                                                             13,365     13,505
Real estate investment income                                                                    3,880      3,914
Interest income from policy loans                                                                  463        858
Other investment income (loss)                                                                  (1,015)       433
                                                                                             ---------  ---------
Gross investment income                                                                         48,158     63,265
Interest on surplus notes and other                                                            (10,817)   (10,817)
Investment expenses                                                                             (3,292)    (2,320)
                                                                                             ---------  ---------
Net investment income                                                                        $  34,049  $  50,128
                                                                                             ---------  ---------
                                                                                             ---------  ---------

(5) SEGMENT INFORMATION

      The Company currently offers financial products and services such as fixed and variable annuities, and life insurance on an individual basis including corporate owned life insurance. Within these areas, the Company conducts business principally in two operating segments and maintains a corporate segment to provide for the capital needs of the various operating segments and to engage in other financing related activities.

      The Protection segment markets and administers a variety of life insurance products sold to individuals and corporate owners of individual life insurance. The in force products include whole life, universal life and variable life. This segment was formerly referred to as the "Individual Insurance" segment; no changes have been made to the composition of this segment.

      The Wealth Management segment markets and administers individual and group variable annuity products, individual and group fixed annuity products which include market value adjusted annuities, and other retirement benefit products. This segment was formerly referred to as the "Retirement Products and Services" segment; no changes have been made to the composition of this segment.

                                                                 TOTAL           TOTAL        PRE-TAX    INCOME
SIX MONTHS ENDED JUNE 30,                                       REVENUES     EXPENDITURES     INCOME      TAXES
- ------------------------------------------------------------  ------------  ---------------  ---------  ---------
                                                                                    (000'S)
      1999
Protection                                                    $     18,871  $        20,031  $  (1,160) $    (229)
Wealth Management                                                1,531,742        1,487,402     44,340     15,491
Corporate                                                            6,067            2,220      3,847     (2,341)
                                                              ------------  ---------------  ---------  ---------
    Total                                                     $  1,556,680  $     1,509,653     47,027  $  12,921
                                                              ------------  ---------------  ---------  ---------
                                                              ------------  ---------------  ---------  ---------
      1998
Protection                                                    $    152,566  $       144,560  $   8,006  $   4,340
Wealth Management                                                1,194,096        1,161,617     32,479      8,106
Corporate                                                            8,834            2,678      6,156        (52)
                                                              ------------  ---------------  ---------  ---------
    Total                                                     $  1,355,496  $     1,308,855  $  46,641  $  12,394
                                                              ------------  ---------------  ---------  ---------
                                                              ------------  ---------------  ---------  ---------

                                                                 TOTAL           TOTAL        PRE-TAX    INCOME
THREE MONTHS ENDED JUNE 30,                                     REVENUES     EXPENDITURES     INCOME      TAXES
- ------------------------------------------------------------  ------------  ---------------  ---------  ---------
                                                                                    (000'S)
      1999
Protection                                                    $      8,552  $         9,984  $  (1,432) $    (224)
Wealth Management                                                  811,951          799,123     12,828      5,605
Corporate                                                           (1,271)           2,368     (3,639)      (353)
                                                              ------------  ---------------  ---------  ---------
    Total                                                     $    819,232  $       811,475  $   7,757  $   5,028
                                                              ------------  ---------------  ---------  ---------
                                                              ------------  ---------------  ---------  ---------
      1998
Protection                                                    $     81,654  $        77,650  $   4,004  $   2,646
Wealth Management                                                  620,110          603,631     16,479      4,185
Corporate                                                            5,650            1,722      3,928     (1,959)
                                                              ------------  ---------------  ---------  ---------
    Total                                                     $    707,414  $       683,003  $  24,411  $   4,872
                                                              ------------  ---------------  ---------  ---------
                                                              ------------  ---------------  ---------  ---------

                               SUN LIFE ASSURANCE COMPANY OF CANADA (U.S.)
                               ANNUITY SERVICE MAILING ADDRESS:
                               C/O RETIREMENT PRODUCTS AND SERVICES
                               P.O. BOX 9133
                               BOSTON, MASSACHUSETTS 02117

                               TELEPHONE:
                               Toll Free (888) 786-2435
                               In Massachusetts (617) 348-9600

                               GENERAL DISTRIBUTOR
                               Clarendon Insurance Agency, Inc.
                               One Sun Life Executive Park
                               Wellesley Hills, Massachusetts 02481

                               AUDITORS
                               Deloitte Touche LLP
                               200 Berkeley Street
                               Boston, Massachusetts 02116

 FUT ACC    9/99

                               PART II
                INFORMATION NOT REQUIRED IN PROSPECTUS.

Item 14. Other Expenses of Issuance and Distribution


    The expenses incurred by the registrant in connection with the issuance and distribution of the securities registered hereby, other than underwriting discounts and commissions, are as follows*:


          SEC Registration Fee..................  $ 27,800
          Printing and Engraving................    75,000
          Accounting Fees and Expenses..........    10,000
          Legal Fees and Expenses...............    25,000
                                                  --------
                                                  $137,800

- ----------------
*Except for the SEC Registration Fee, all expenses are estimates



Item 15. Indemnification of Directors and Officers

     Article 8 of the By-Laws of Sun Life Assurance Company of Canada (U.S.) provides for indemnification of directors and officers as follows:

    "Section 8.01 (a). Every person who is or was a director, officer or employee of this corporation or of any other corporation which he served at the request of this corporation and in which this corporation owns or owned shares of capital stock or of which it is or was a creditor shall have a right to be indemnified by this corporation against all liability and reasonable expenses incurred by him in connection with or resulting from any claim, action, suit or proceeding in which he may become involved as a party or otherwise by reason of his being or having been a director, officer or employee of this corporation or such other corporation, provided (1) said claim, action, suit or proceeding shall be prosecuted to a final determination and he shall be vindicated on the merits, or (2) in the absence of such a final determination vindicating him on the merits, the board of directors shall determine that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful; said determination to be made by the board of directors acting through a quorum of disinterested directors, or in its absence on the opinion of counsel.

    (b) For purposes of the preceding subsection: (1) "liability and reasonable expenses" shall include but not be limited to reasonable counsel fees and disbursements, amounts of any judgment, fine or penalty, and reasonable amounts paid in settlement; (2) "claim, action, suit or proceeding" shall include every such claim, action, suit or proceeding, whether civil or criminal, derivative or otherwise, administrative, judicial or legislative, any appeal relating thereto, and shall include any reasonable apprehension or threat of such a claim, action, suit or proceeding; (3) a settlement, plea of nolo contendere, consent judgment, adverse civil judgment, or conviction shall not of itself create a presumption that the conduct of the person seeking indemnification did not meet the standard of conduct set forth in subsection (a)(2) hereof.

      (c) Notwithstanding the foregoing, the following limitations shall apply with respect to any action by or in the right of the Corporation: (1) no indemnification shall be made in respect of any claim, issue or matter as to which the person seeking indemnification shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper; and (2) indemnification shall extend only to reasonable expenses, including reasonable counsel's fees and disbursements.

    (d) The right of indemnification shall extend to any person otherwise entitled to it under this by-law whether or not that person continues to be a director, officer or employee of this corporation or such other corporation at the time such liability or expense shall be incurred. The right of indemnification shall extend to the legal representative and heirs of any person otherwise entitled to indemnification. If a person meets the requirements of this by-law with respect to some matters in a claim, action, suit or proceeding, but not with respect to others, he shall be entitled to indemnification as the former. Advances against liability and expenses may be made by the corporation on terms fixed by the board of directors subject to an obligation to repay if indemnification proves unwarranted.

    (e) This by-law shall not exclude any other rights of indemnification or other rights to which any director, officer or employee may be entitled to by contract, vote of the stockholders or as a matter of law. If any clause, provision or application of this section shall be determined to be invalid, the other clauses, provisions or applications of this section shall not be affected but shall remain in full force and effect. The provisions of this by-law shall be applicable to claims, actions, suits or proceedings made or commenced after the adoption hereof, whether arising from acts or omissions to act occurring before or after the adoption hereof.

    (f) Nothing contained in this by-law shall be construed to protect any director or officer of the corporation against any liability to the corporation or its security holders to which he would otherwise be subject by reason of wilful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office."

Item 16. Exhibits

Exhibits:


Exhibit
Number                Description             Method of Filing

 1         Form of Underwriting Agreement          *
 3(a)      Certificate of Incorporation            **
 3(b)      By-laws                                 **
 4(a)      Form of Flexible Payment Combination
             Fixed/Variable Group Annuity
             Contract                              ***
 4(b)      Form of Certificate to be issued in
             connection with Contract filed as
             Exhibit 4(a)                          ***
 4(c)      Form of Flexible Payment Fixed/
             Variable Individual Annuity
             Contract                              ***
 5         Legality Opinion                        ***
23         Independent Auditors' Consent           ***
24         Powers of Attorney                      ***


* Incorporated by reference from Pre-Effective Amendment No. 1 to the Registration Statement on Form N-4 of Sun Life of Canada (U.S.) Variable Account F, File No. 333-37907, filed on January 16, 1998.

** Incorporated by reference from the Registration Statement on Form N-4 of Sun Life of Canada (U.S.) Variable Account F, File No. 333-37907, filed on October 14, 1997

***    Filed herewith.

Item 17. Undertakings

      (a)     The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

              (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;


              Provided, however, that paragraphs (a)(1)(i) and a(1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    Insofar as indemnification for liabilities arising under the Securities
Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES



     Pursuant to the requirements of the Securities Act of 1933, the Registrant, Sun Life Assurance Company of Canada (U.S.), certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement on Form S-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wellesley Hills, Commonwealth of Massachusetts, on the 29th day of September, 1999.


                                  Sun Life Assurance Company of
                                  Canada (U.S.)

                                  (Registrant)



                                  By:     /s/ C. JAMES PRIEUR
                                       -------------------------
                                              C. James Prieur
                                              President



    Pursuant to the requirements of the Securities Act of 1933, this Form S-2 Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



    SIGNATURE                           TITLE                    DATE


   /s/ C. JAMES PRIEUR         President and Director
- ---------------------------- (Principal Executive Officer)  September 29, 1999
   C. James Prieur

   /s/  ROBERT P. VROLYK        Vice President, Finance,
- ----------------------------     Actuary and Treasurer
     Robert P. Vrolyk            (Principal Financial &
                                 Accounting Officer)        September 29, 1999

*  /s/ DONALD A. STEWART              Chairman and          September 29, 1999
- ----------------------------          Director
      Donald A. Stewart

*  /s/ RICHARD B. BAILEY             Director               September 29, 1999
- ----------------------------
    Richard B. Bailey


- ----------------------------
* By Edward M. Shea pursuant to Power of Attorney filed herewith.

    SIGNATURE                           TITLE                    DATE


*  /s/ M. COLYER CRUM
- --------------------------------        Director            September 29, 1999
       M. Colyer Crum

*  /s/ DAVID D. HORN                    Director            September 29, 1999
- --------------------------------
        David D. Horn

*  /s/  GREGORY W. GEE                  Director            September 29, 1999
- --------------------------------
        Gregory W. Gee

*  /s/  ANGUS A. MACNAUGHTON            Director            September 29, 1999
- --------------------------------
     Angus A. MacNaughton

    /s/ JAMES A. MCNULTY, III           Senior Vice         September 29, 1999
- --------------------------------        President and
      James A. McNulty, III             General Manager
                                        and Director

*  /s/  S. CAESAR RABOY                 Director            September 29, 1999
- --------------------------------
     S. Caesar Raboy


- -----------------------
* By Edward M. Shea pursuant to Power of Attorney filed herewith.

                                 EXHIBIT INDEX


Exhibit
Number


 4(a)    Form of Flexible Payment Combination Fixed/Variable Group Annuity
         Contract
 4(b) Form of Certificate to be issued in connection with Contract filed as Exhibit 4(a)
 4(c)    Form of Flexible Payment Fixed/Variable Individual Annuity
         Contract
 5       Legality Opinion
23       Independent Auditors' Consent
24       Powers of Attorney